05053331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Pharmexa A/S
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Pharmexa A/S
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Jakob Schmidt
Pharmexa A/S
Kogle Alle 6
DK-2970 Hørsholm
Denmark
(45) 45 16 25 25
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Marianne Philip
Pernille H. Dalhoff
Sundkrogsgade 5
DK-2100 Copenhagen Ø
Denmark
(45) 70 12 12 11

May 18, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
<u>Number</u>

(1) Rights Issue Prospectus 2005 dated May 3, 2005 firstly distributed on May 9, 2005

(2) Subscription form for US shareholders

Item 2. Informational Legends

The required legend is included on prominent portions of the disclosure documents submitted under Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(3) English translation of press announcement, dated May 3, 2005

PART III – CONSENT TO SERVICE OF PROCESS

Pharmexa A/S is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pharmexa A/S

By:
Name: Jakob Schmidt
Title: Chief Executive Officer

Date: May 11, 2005

EXHIBIT 1

RIGHTS ISSUE 2005



Pharmexa

Prospectus dated May 3, 2005

Pharmexa

Rights issue of up to 16,399,920 new shares of DKK 10 nominal value each at a price of DKK 18 per share with pre-emption rights to the existing shareholders of Pharmexa A/S

This prospectus (the "Prospectus") has been prepared in connection with the rights issue (the "Rights Issue") of up to 16,399,920 new shares with a nominal value of DKK 10 each ("New Shares"), totalling a nominal value of DKK 163,999,200 New Shares with pre-emption rights to the shareholders of Pharmexa A/S ("Pharmexa" or "the Company"). Subscription rights will be allocated to shareholders who are registered with the Danish Securities Centre as shareholders of Pharmexa on May 17, 2005 at 12:00 noon (CET) ("Pharmexa's Shareholders").

The purpose of the Rights Issue is to raise capital for financing the operation of the Norwegian company GemVax, which Pharmexa has agreed to acquire if the Rights Issue is completed, and for financing Pharmexa's day-to-day operations as further described in "Reasons for the Rights Issue and use of proceeds".

The New Shares are being offered to the general public in Denmark and to foreign institutional investors, but Pharmexa's Shareholders have pre-emption rights to subscribe for the New Shares at the ratio of 1:1, to the effect that one existing share with a nominal value of DKK 10 (an "Existing Share") confers a right to subscribe for 1 New Share. Pharmexa's Shareholders will be allocated 1 subscription right ("Subscription Rights") in the Danish Securities Centre for each Existing Share held. Consequently, one Subscription Right is required to subscribe for one New Share. The subscription price is DKK 18 per share with a nominal value of DKK 10.

The subscription period for New Shares commences on May 18, 2005 and closes on May 31, 2005 inclusive (the "Subscription Period"). The period in which Subscription Rights are traded commences on May 12, 2005 and closes on May 26, 2005 inclusive. It is expected that the New Shares will be admitted for listing on the Copenhagen Stock Exchange on May 12, 2005. Payment and delivery of the New Shares are expected to be effected on or before June 8, 2005.

New Shares which have not been subscribed for by Pharmexa's Shareholders according to their pre-emption rights through the exercise of their Subscription Rights or by investors according to acquired Subscription Rights by the end of the Subscription Period ("Remaining Shares") may, without compensation to the holders of Subscription Rights, be allocated by the Board of Directors to shareholders and investors who do not hold any Subscription Rights if, prior to the end of the Subscription Period, they have submitted a binding commitment to subscribe New Shares at a price of DKK 18 per share with a nominal value of DKK 10.

Shareholders' and investors' instructions that they wish to exercise their Subscription Rights and subscribe for New Shares must be given to each shareholder's/investor's custodian bank. US residents must use the subscription form for US residents.

The New Shares rank pari passu with the Existing Shares in Pharmexa A/S.

The Rights Issue is partly underwritten. Danske Bank A/S ("Danske Bank") and ING Bank N.V. ("ING") have severally underwritten the subscription of up to 4,166,667 New Shares at the Subscription Price, equivalent to the Managers having severally underwritten subscriptions for gross proceeds of DKK 75 million each, totalling DKK 150 million ("Minimum Proceeds"), provided that the Board of Directors allocates Remaining Shares to Danske Bank and ING. ING expects to place any New Shares allocated to it with institutional investors.

The Rights Issue is being made in compliance with Danish law. This Prospectus has been prepared with a view to complying with the standards and requirements applicable under Danish law, including the rules of the Copenhagen Stock Exchange on prospectuses in connection with rights issues.

Prospective investors should be aware that an investment in the New Shares and Subscription Rights involves a high degree of risk. In particular, prospective investors should have regard to the considerations described in 'Risk factors' in this Prospectus.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

JOINT LEAD MANAGERS

Danske Markets

ING WHOLESALE BANKING

GENERAL INFORMATION

This Prospectus has been prepared in compliance with Danish legislation and regulations, including the Danish Securities Trading Act, the rules of the Copenhagen Stock Exchange and Order no. 330 of April 23, 1996 issued by the Danish Securities Council on the requirements to Prospectuses. This Prospectus is subject to Danish law.

Danske Markets (a division of Danske Bank A/S) ("Danske Markets") and the corporate finance division of ING Bank N.V., London Branch, ("ING") are acting as Joint Lead Managers in connection with the Rights Issue of Pharmexa and will in this connection receive fees from Pharmexa.

No person is authorised to give any information or to make any representation in connection with the Rights Issue of Pharmexa other than as contained in this Prospectus. If given or made, such information or representation must not be relied upon as having been made or authorised by Pharmexa, Danske Markets or ING. Pharmexa, Danske Markets and ING accept no liability for any such information or representation.

The information in this Prospectus relates to the date marked on the front cover, unless expressly stated otherwise. The distribution of this Prospectus shall not imply that there have been no changes in the affairs of Pharmexa since this date, or that the information contained in this Prospectus is correct as at any time subsequent to the date of this Prospectus.

In the event of any changes which are material to Pharmexa, such changes will be published via the Copenhagen Stock Exchange pursuant to the rules in force.

This Prospectus has been prepared for the purpose of the Rights Issue of Pharmexa.

In the ordinary course of Danske Markets' and ING's business, Danske Markets and ING and/or certain of their affiliated companies may have provided, and may in future provide, investment banking advice and carry on normal banking business with Pharmexa and any subsidiaries and affiliated companies which Pharmexa may have in the future.

The delivery of this Prospectus or the marketing of shares is subject to restrictions in certain jurisdictions. Persons into whose possession this Prospectus may come are required to inform themselves about such restrictions and ensure that they are observed, including any tax and currency restrictions that may be relevant in connection with the Rights Issue of Pharmexa. Each shareholder is advised to investigate the tax consequences.

The Rights Issue described in this Prospectus has not been registered pursuant to the US Securities Act of 1933, as amended, and the Prospectus shall not be available in, sent to, or transferred within the US (except as stated below), Canada, Australia or Japan.

Any distribution of this Prospectus in or to the UK as well as any distribution which may have effect in the UK shall be performed on the basis of the exemption contained in article 67 of the Financial Services and Markets Act 2000 from the restrictions in article 21 of the Financial Services and Markets Act 2000 (Financial Promotion Order 2001).

Important notice to U.S. residents

This Rights Issue is made to persons resident in the United States only to the extent such persons held Existing Shares, whether directly or through a nominee, as of the record date of the Rights Issue. All persons subscribing for New Shares must attest on the Subscription Form that, to the extent they or any person on whose behalf they are acting are resident in the United States, they or such person, as applicable, held Existing Shares as of such record date.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

This Rights Issue is made for the securities of a company organised in Denmark. The offer is subject to Danish disclosure requirements, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pharmexa is located in Denmark and some or all of its officers and directors may be residents of Denmark. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

The figures stated in this Prospectus may deviate from the figures in the annual financial statements of Pharmexa due to rounding.

This Prospectus is available in a Danish-language and an English-language version. The Danish-language version has been approved by the Copenhagen Stock Exchange, and in the event of any discrepancies between this document and the Danish-language version, the Danish-language version shall be the governing text.

The Danish-language version of this Prospectus contains certain declarations required by the Copenhagen Stock Exchange for issuing shares in listed companies in Denmark, including a statement from the Board of Directors and Executive Management of Pharmexa, an auditors' statement and a statement from the financial advisers, none of which is included in the English-language version of this Prospectus. The English-language version contains certain information regarding US investors set forth in the last paragraph on the front page and under "Important notice to U.S. residents" above that is not included in the Danish-language version.

CONTENTS

DEFINITIONS

Shares	Registered shares in Pharmexa of DKK 10 nominal value each
Board of Directors	Karl Olof Borg, Jørgen Buus Lassen, Arne J. Gillin, Alf A. Lindberg, Henrik Buch, Steen Klysner and Finn Stausholm Nielsen
Payment Date	The date by which payment of the New Shares is expected to take place, to be not later than June 8, 2005
Danske Bank	Danske Bank A/S
Danske Markets	A division of Danske Bank A/S
Danish kroner or DKK	The lawful currency of Denmark
Executive Management	Jakob Schmidt
Existing Shares	16,399,920 existing registered shares of DKK 10 nominal value each in Pharmexa immediately prior to the Rights Issue
Rights Issue	The issue of the New Shares
Managers	Danske Markets and ING
Euro or EUR	The lawful currency of several European countries established on January 1, 1999
Pounds or GBP	The lawful currency of Great Britain
GemVax	The Norwegian company GemVax AS
IFRS	International Financial Reporting Standards
ING	The corporate finance division of ING Bank N.V., London Branch
Management	The Board of Directors and the Executive Management
Maximum Number of New Shares	Maximum of 16,399,920 New Shares resulting from the Rights Issue
Maximum Proceeds	Maximum gross proceeds of approx. DKK 295 million resulting from the Rights Issue
Minimum Number of New Shares	Minimum of 8,333,334 New Shares resulting from the Rights Issue
Minimum proceeds	Minimum gross proceeds of DKK 150 million resulting from the Rights Issue
NOK	The lawful currency of Norway
New Shares	Up to 16,399,920 new registered shares of DKK 10 nominal value each to be issued by Pharmexa
Pharmexa, the Company, we, our or us	Pharmexa A/S
Pharmexa's Shareholders	Shareholders who are registered in the Danish Securities Centre as shareholders of Pharmexa on May 17, 2005 at 12:00, noon (CET).
Prospectus	This document prepared by the Management of Pharmexa
Remaining Shares	New Shares which have not been subscribed for by Pharmexa's Shareholders according to their pre-emption rights through the exercise of their Subscription Rights or by investors exercising acquired Subscription Rights when the Subscription Period expires.
Securities Act	The United States Securities Act of 1933, as amended
Subscription form	The enclosed subscription form to be used to make binding undertakings to subscribe for additional shares from holders of Subscription Rights and to subscribe for Remaining Shares by shareholders and investors who do not hold any Subscription Rights
Subscription Price	DKK 18 per New Share
Subscription Period	The period during which subscription for New Shares may be made, commencing on May 18, 2005 and closing on May 31, 2005 at 4.00 pm (CET) inclusive
Subscription Rights	Rights to subscribe for 1 New Share for each Existing Share held. The Subscription Rights are granted to shareholders who are registered with the Danish Securities Centre as shareholders of Pharmexa on May 17, 2005 at 12:00 noon (CET)
United States, US or USA	The United States of America, including its territories and possessions, any states of the United States, the District of Columbia and all other jurisdictions
USD or Dollars	The lawful currency of the United States of America

SUMMARY

The following information is a summary of the more detailed information contained elsewhere is this Prospectus. The information is qualified in its entirety by, and is subject to, the detailed information contained elsewhere in this Prospectus.

This Prospectus contains statements concerning future results which are subject to risks and uncertainties. The Company's actual results may differ significantly from the results discussed or implied in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk factors".

RISK FACTORS

Prospective investors should be aware that an investment in Pharmexa involves significant risk, and investments should therefore only be made by persons with the necessary expertise to evaluate such investment. Accordingly, prospective investors should carefully consider the information contained in "Risk factors" in this Prospectus.

REASONS FOR THE RIGHTS ISSUE

On April 12, 2005, Pharmexa entered into an agreement to purchase all of the shares of the Norwegian biotech company, GemVax, which is a wholly owned subsidiary of GemVax Holding AS. The ownership of the latter company is described in "Shareholder structure of GemVax Holding AS". The transfer is expected to be effected immediately after the completion of the Rights Issue.

The purchase price of the shares of GemVax amounts to (excluding costs in connection with the transaction) a maximum of DKK 66.6 million at a share price of DKK 24 for the Pharmexa shares. The purchase price is payable in two tranches, see "GemVax acquisition" for further details.

The first tranche is payable by the issue of 1,400,000 Shares of DKK 10 each, corresponding to approximately DKK 33.6 million based on the market price of a Pharmexa share of DKK 24. These shares will be listed immediately after the completion of the Rights Issue.

The second tranche is payable by Pharmexa acknowledging that it owes DKK 33 million to GemVax Holding AS. The right of GemVax Holding AS to the payment thereof is subject to GemVax obtaining agreed milestones on or before 30 September 2006, see "GemVax acquisition" for further details. The debt will be converted into Shares.

The purpose of the Rights Issue is to provide financing for the further development of GemVax's clinical project portfolio and to provide sufficient working capital for the Company for the next 36 months to meet the increased development activities of the Company.

The proceeds from the Rights Issue will be between the Minimum Proceeds of DKK 150 million and the Maximum Proceeds of approx. DKK 295 million. At the Minimum Proceeds, we will be able to finance GemVax's clinical projects up to and including 2006. Proceeds exceeding that amount will extend Pharmexa's financial horizon beyond 2006, and the Maximum Proceeds will provide us with a financial time frame of about three years for the combined company. The longer time frame will also provide the Company with more flexibility and may enable the Company to pursue further merger, acquisition or inlicensing opportunities, if such opportunities were to arise during this period of time.

As the Minimum Proceeds have been underwritten by Danske Markets and ING, both the Rights Issue and Pharmexa's acquisition of GemVax are expected to be completed.

Reference is made to "Reasons for the Rights Issue and use of proceeds" herein.

PHARMEXA

Pharmexa is a Danish biotechnology company focused on the development of new immunotherapeutic drugs for the treatment of cancer and inflammatory diseases. We have developed a technology platform based on active immunotherapy, as well as a promising pipeline of drug candidates from early-stage research to clinical trials in patients. We believe that our AutoVac™ technology platform is competitive with other comparable immunotherapeutics in terms of efficacy, safety, patient convenience and manufacturing costs.

In developing the first AutoVac™ vaccines, we have followed a risk-balanced strategy of addressing already validated drug targets such as the cancer protein HER-2, the bone protein RANKL and the inflammation protein TNF . We expect that the combination of a competitive technology addressing validated targets can propel Pharmexa to a leading position in the industry. Based on Pharmexa's promising clinical results to date from a number of Phase I/II studies, including the HER-2 DNA AutoVac™, HER-2 Protein AutoVac™ and TNF -AutoVac™ projects and the extensive experience we have gained concerning the development of AutoVac™ vaccines, it has been a natural step for us to select less well validated targets in the new generation of AutoVac™ projects, as this optimises the risk diversification in our project portfolio. We recently initiated three early-stage AutoVac™ projects in cancer and inflammatory disease; on the back of comprehensive preliminary studies, we have selected new promising targets that will allow us and any future collaborative partner the opportunity to be the first to market innovative, new immunotherapeutic drugs. We continuously seek to optimise the risk/return profile of our project portfolio, and these considerations are reflected both in our organic and non-organic growth strategies, as described below.

We have achieved promising results in our own product development programmes and have established proof of concept in 14 different recognised animal models. Our work has been published in the world's leading scientific journals. Moreover, the AutoVac™ technology has been commercially validated through collaborative agreements with H. Lundbeck, Schering-Plough and Bavarian Nordic. We have been engaged in active immunotherapy since the early 1990s, and this early start has provided us with a solid patent position, a broad knowledge base and access to some of the most validated targets for immunotherapy available today.

We have not only established the necessary knowledgebase but have also created an organisation and an infrastructure around the AutoVac™ technology that has made Pharmexa a highly effective organisation for the discovery and development of protein-based drugs. This is illustrated by our pipeline of products at all stages from research through clinical Phase II. We have also strengthened our competencies by recruiting employees with experience in conducting late-stage clinical studies and registration. Our core competencies include the development of protein-based drugs for cancer and inflammatory diseases. Hence, we are capable of identifying, optimising and developing multiple products through the entire pharmaceutical research and development process, involving a structured target selection and validation process through pre-clinical research and proof-of-concept in animal models to the clinical development phase and through to advanced clinical trials. Furthermore, we have developed a number of key management tools and documents that enable easy transfer of our projects to collaborative partners.

These competencies are all attributable to our very experienced organisation, which today comprises 63 employees, of which approximately 80% work in research and development. A professional financial, administrative, legal and information technology infrastructure has been put in place to support the R&D organisation. Pharmexa currently occupies approximately 4,500 square metres of newly established and highly functional laboratories and offices. The premises are located in the heart of the Danish Medicon Valley, close to four major universities and Copenhagen airport.

TECHNOLOGY PLATFORM

Pharmexa was founded in 1990 based on the discovery of a novel active immunotherapy approach, the AutoVac™ technology, which addresses one of the most fundamental barriers to the use of immunotherapy: The phenomenon of immune tolerance. The technology enables the efficient induction of potent immune responses to pathogenic self-proteins for use in the treatment of chronic diseases. The AutoVac™ technology induces a strong immune response against the pathogenic self-protein by immunisations with genetically modified versions of the self-protein that contain one or more highly immunogenic foreign T-cell epitope. When the modified self-protein is injected as a vaccine, the immune system produces a cross-reactive immune response against both the modified self-protein and the endogenously produced self-protein. When treatment is discontinued the cross-reactive immune response ceases, one of the key safety features of the AutoVac™ technology.

The success of monoclonal antibody-based therapeutics has already highlighted the significant potential for the development of immunotherapeutics, and with AutoVac™, Pharmexa has developed a novel active immunotherapy technology with diverse applicability. We believe the technology offers significant advantages over synthetic monoclonal or polyclonal antibodies as well as other immunotherapeutic approaches. Indeed, Pharmexa's ambition is to create a whole new class of immunotherapy drugs and we have identified numerous disease targets that could potentially be targeted by AutoVac™. As opposed to many other immunotherapy products, we believe that our products will be high-technology-content, off-the-shelf pharmaceutical products aimed at the general patient population in their respective segments.

PRODUCT PIPELINE

Over the past five years, we have built a product pipeline in a broad range of therapeutic fields. This has been done in collaboration with partners and in-house with a number of proprietary programmes.

Below, we have summarised the most important of these research and development programmes. For a more detailed review, see the section "Pharmexa" in this Prospectus.

Pharmexa's R&D pipeline

Name	Target	Indication	Marketing rights	Status
In-house research and development programmes				
PX 104.1	HER-2 Protein	Breast cancer	Pharmexa	Phase II
PX 107	RANKL	Bone disorder	Pharmexa	Research
PX 101	TNFα	Inflammation	Pharmexa	Pre-clinical
PX 112	Undisclosed	Cancer	Pharmexa	Research[1]
PX 113	Undisclosed	Cancer	Pharmexa	Research[1]
PX 114	Undisclosed	Inflammation	Pharmexa	Research[1]
Partnered research programmes				
PX 103.2	HER-2 MVA	Breast cancer	Bavarian Nordic	Pre-clinical
PX 106	Undisclosed	Alzheimer's disease	H. Lundbeck	Pre-clinical
	Undisclosed	Animal health	Schering-Plough	Research

Note:
1) Described below in "New projects".

HER-2 Protein AutoVac™ against breast cancer (PX 104.1)

Pharmexa is developing the HER-2 Protein AutoVac™ vaccine for the treatment of metastatic breast cancer. Following the announcement of positive Phase I trials in January 2004, we have now initiated the first Phase II trial with the HER-2 Protein AutoVac™ breast cancer vaccine. Enrolling up to 50 breast cancer patients, the trial is expected to be completed by mid-2006, provided patient recruitment progresses as planned. The trial will be performed in Poland and Hungary.

The HER-2 Protein AutoVac™ vaccine is designed to induce an antibody response against the HER-2 protein. We have previously reported promising data from a Phase I trial, which showed that the vaccine is capable of inducing an antibody response and is well-tolerated by patients. However, the purpose of the Phase I trial was not to demonstrate a tumour effect. At the next development stage, the objective of the Phase II trial is to investigate the clinical effect of the vaccine, including its tumour effect. In addition, the vaccine's ability to induce the intended antibody response is investigated further.

In the course of a six-week period, patients will receive four initial immunisations with 1.25 mg HER-2 Protein AutoVac™ formulated in Albydrogel™ adjuvant and subsequently additional "booster" immunisations every four weeks in up to 26 weeks. The trial will be performed at 5-10 cancer research centres in Poland and Hungary. These centres are scheduled to recruit up to 50 patients with active HER-2 positive breast cancer.

We recently filed an application to commence another Phase II trial, in which the vaccine is formulated in QS-21, a stronger adjuvant (an immunostimulatory auxiliary substance included in all vaccines). As for the trial above, this trial is scheduled to take place in Poland and Hungary and will enrol up to 50 breast cancer patients. We therefore expect this Phase II trial to be completed around the turn of the year 2006/07. The purpose of conducting two parallel Phase II trials is to generate as much information as possible on the relationship between vaccine dose, adjuvant and immune response in preparation for future pivotal Phase III studies. In this way, we increase the likelihood of demonstrating clinical effect in the Phase II study, while also increasing the value of the programme in relation to future licence partners.

HER-2 MVA AutoVac™ against breast cancer (PX 103.2)

Pharmexa has developed a HER-2 DNA AutoVac™ vaccine for the treatment of breast cancer in which the immune system is stimulated to induce killer cells (CTLs) against the cancer cells. In December 2002, Pharmexa successfully completed a Phase I/II clinical trial involving 27 patients, and Pharmexa subsequently received approval to conduct a Phase II clinical trial in Denmark and the UK. However, this trial was postponed for priority reasons. The decision was also spurred by our decision to focus the project portfolio on the AutoVac™ Protein technology, in which antibody-based vaccines may provide us with a more favourable position, offering a more effective, safer and cheaper alternative to monoclonal antibodies and passive immunotherapy. However, AutoVac™ DNA is still a valuable platform, alone or in combination with other technologies.

Under the agreement with BN ImmunoTherapeutics, this company will develop a new therapeutic vaccine for the treatment of breast cancer combining the technologies of the two companies. The MVA-BN vector will transport the HER-2 DNA AutoVac™ molecule into the immune cells, which subsequently initiate both a cell-based and an antibody-based attack on the cancer cells that over-express the HER-2 receptor. Bavarian Nordic has previously demonstrated that the MVA-BN vector induces an immune response when used in cancer treatment. However, the inclusion of the AutoVac™ technology is expected in particular to boost the antibody-based immune response and, by extension, the efficacy of the vaccine.

RANKL AutoVac™ against bone disorders (PX 107)
Another example of the versatility of the AutoVac™ technology is our RANKL programme for the treatment of osteoporosis and other diseases characterised by bone destruction. RANKL is widely recognised as a promising therapeutic target in the effort to stimulate bone formation. Pre-clinical research has shown Pharmexa's anti-RANKL product to be effective in animal models of osteoporosis and rheumatoid arthritis.

The US biotechnology company Amgen works with passive immunisation (monoclonal antibodies) against the RANKL protein and in 2004 publicised promising proof of concept results of Phase II clinical trials focusing on osteoporosis, which support the Pharmexa project. Against this background, Amgen is currently initiating three Phase II studies within osteoporosis, treatment-induced bone loss in breast and prostate cancer and metastatic breast cancer. Apart from Amgen and Pharmexa, we are not aware of others pursuing this target in pre-clinical trials with an immunotherapeutic drug.

AutoVac™ for Alzheimer's disease (PX 106)
Since 2000, Pharmexa has conducted joint research and development with H. Lundbeck using Pharmexa's AutoVac™ technology for the development of a vaccine for the treatment of Alzheimer's disease. Alzheimer's disease is an incurable, deadly, neurodegenerative disease that attacks brain cells, nerves and the communication between these. The disease is characterised by progressive cognitive deterioration, i.e. deterioration of memory and perception, and speech problems, which in time will render the patient unable to take care of him or herself. In the late stages of the disease mental problems such as anxiety, confusion and anger may occur. Current treatments are limited to symptom relief and there is a need for new and improved drugs.

Earlier in the partnership process, Pharmexa established proof of concept with the vaccine in pre-clinical trials. This means that the AutoVac™ technology applied to the protein target causing Alzheimer's disease in relevant animal models has shown the desired effect. Based on these results, H. Lundbeck has commenced the development stage of the project, in which a limited number of AutoVac™ molecules will be further examined with a view to finally selecting the development molecule and back-ups for human clinical trials.

COLLABORATION

The AutoVac™ platform has received commercial validation through partnerships with H. Lundbeck, Schering-Plough and Bavarian Nordic for indications as diverse as CNS disease, breast cancer and veterinary applications.

- **H. Lundbeck:** In April 2000, Pharmexa signed a research and licence agreement on the use of the AutoVac™ technology on a specific target in Alzheimer's disease with milestone payments of approximately DKK 150 million. In December 2002, the research collaboration achieved proof of concept in animals, and H. Lundbeck has decided to take the project into the early development phases. In September 2003, H. Lundbeck and Pharmexa agreed that additional research activities will be undertaken by Pharmexa in collaboration with H. Lundbeck for a period of up to 24 months following completion of the originally planned research programme. During this period, the collaboration may be terminated by giving 30 days notice. In addition, Pharmexa supports H. Lundbeck in the development phase.

- **Schering-Plough:** In March 2000, Pharmexa signed a broad licence agreement, which gives Schering-Plough Animal Health exclusive rights to all veterinary applications of the AutoVac™ technology. The AutoVac™ products are currently being tested in several animal species.

- **Bavarian Nordic:** In February 2005, Pharmexa and BN ImmunoTherapeutics, a wholly-owned subsidiary of Bavarian Nordic, entered into a collaborative partnership whereby BN ImmunoTherapeutics obtains a global non-exclusive licence to formulate the HER-2 DNA AutoVac™ vaccine in Bavarian Nordic's patented MVA-BN vector. This agreement continues a previous research agreement between Pharmexa and Bavarian Nordic. The agreement involves milestone payments and royalties to Pharmexa.

Pharmexa follows a two-pronged partnering strategy as follows:

Where Pharmexa possesses the necessary resources and competencies, we expect to conduct Phase II and Phase III clinical studies, which add substantial value, before we may decide to outlicense projects to a partner. For the products currently in clinical development, we expect to obtain favourable terms when we outlicense them.

For previous collaborations concerning projects still not in clinical development, Pharmexa prepared a new outlicensing model in 2004, which gives priority to gradually building up the partnership. The model involves a greater element of risk sharing with the partner during the initial stages of the project. Also, instead of large up-front payments, payments will not be made until the development success of a project becomes a reality. The ultimate goal is for all of our agreements to yield the same financial result as traditional license agreements.

The Company has a number of other agreements as outlined in "Agreements and collaborations" in this Prospectus.

INTELLECTUAL PROPERTY RIGHTS

Pharmexa holds a broadly covering patent portfolio consisting of patents and patent applications that protects our core technologies and products. The AutoVac™ technology platform is itself protected by two patent families. Pharmexa's patents and patent applications have claims for the technology platforms and claim active specific immunotherapy against pathogenic self-proteins, methods for modifying self-proteins, methods of immunisation, and methods of identifying useful modified analogues of self-proteins. Additionally, patent applications have been filed for ten specific AutoVac™ molecules against certain therapeutic targets. Reference is made to "Patents and other intellectual property rights" in this Prospectus.

GEMVAX ACQUISITION

GemVax is a Norwegian biotech company established in 2001 as a spin-off from Norsk Hydro (now Hydro ASA) following a Norsk Hydro decision to pull out of drug development. GemVax is focused on the development of peptide vaccines, which are innovative immunotherapeutic anti-cancer drugs. GemVax's most advanced vaccine, GV1001, has demonstrated promising results in Phase I/II clinical trials with pancreatic cancer patients. In a number of small Phase I clinical studies, GV1001 has also demonstrated promising results in a number of other cancer forms. To date, GemVax's vaccines have been tested in more than 300 cancer patients without any serious side-effects, demonstrating clinical effect in several trials. As a result, we expect to commence Phase III studies with GV1001 in 2006.

The GemVax acquisition broadens Pharmexa's clinical project portfolio and may potentially allow Pharmexa to market its first product several years sooner than originally anticipated. In addition, the acquisition is consistent with the strategy as described in the Company's prospectus of April 2004.

We aim to position Pharmexa as a world leader in the field of active immunotherapy. This position requires a broad, well-diversified clinical project portfolio and a broad technological base and patent position. With its AutoVac™ platform, Pharmexa already has a very strong technology with which to develop immunotherapeutic products based on antibodies. GemVax's peptide vaccine technology will enhance our position in the area of immunotherapy which is focused on T-cells and their involvement in the fight against cancer cells. GemVax's patent portfolio also provides us with key patent positions on Telomerase and RAS – two of the most promising cancer targets.

The rationale for acquiring GemVax may be summarised as follows:

- Pharmexa's management believes that GemVax's GV1001 vaccine has moved Pharmexa a big step closer to bringing its first product to market. GV1001 may become a drug with considerable potential, as the vaccine targets Telomerase, which is generally considered an almost universal anti-cancer target.

- At Pharmexa, we already have the clinical, regulatory and manufacturing know-how required to bring forward GemVax's clinical programmes and generate additional value in this project portfolio. Furthermore, there are synergies in terms of research, pre-clinical as well as clinical development, as both companies engage in immunotherapeutic drugs against cancer.

- The GemVax portfolio, including GV1001 and GV1002 and other vaccine programmes, provides us with several opportunities for additional clinical studies in many different cancers. This allows us to increase the news flow from Pharmexa, giving us even more opportunities to enter into attractive license agreements with large pharmaceutical companies.

- GemVax's broad scientific network and, especially, its collaboration with the Radium Hospital in Oslo provide us with access to some of the latest cancer research and, potentially, to entirely new cancer targets.

- Moreover, owing to its network among European universities and hospitals, GemVax has generated high-quality clinical results cost-effectively. We will continue to extend these relationships in Pharmexa.

GemVax's clinical programmes

To date, GemVax and its clinical collaborative partners have vaccinated more than 300 cancer patients with the company's vaccine against Telomerase, RAS and MSI peptide vaccines, observing no serious side-effects in any of these trials that were related to the treatment. In the further development of GemVax's clinical project portfolio, Pharmexa intends to focus primarily on GV1001, which is scheduled to start Phase III studies in 2006, and a substantial part of the proceeds from the Rights Issue, approx. DKK 120 million in total, (as described below) will be earmarked for this purpose.

The Pancreas Cancer Subgroup at the National Cancer Research Institute in the UK is planning within the next 12 months to file for the approval to commence the TeloVax study, a large multicentre Phase III study of GV1001 in 750 patients with pancreatic cancer. The protocol for this study, which has been prepared in collaboration with GemVax, has already received conditional approval for funding by the Cancer Research Campaign in the UK, and our contribution to this study is therefore expected to be restricted to supplying vaccines and other contributions for the study in the order of approx. DKK 20 million over the duration of the study.

Concurrently with the TeloVax study, we plan to file an application within 12 months to initiate our PrimoVax study, a randomised, controlled phase III study with GV1001, also in pancreatic cancer. The intention is that the PrimoVax study, with the TeloVax study, can form the basis for registration procedures. We plan to recruit 400-500 patients, including in Norway, Sweden and Denmark, in order to demonstrate that GV1001 as a monotherapy is at least as effective as Gemcitabine, the only other approved drug against pancreatic cancer. The PrimoVax study is an extension of GemVax's Phase I/II trial with GV1001, which showed a substantial extension of the median survival time for the cancer patients who received GV1001 as compared with the effect demonstrated by Gemcitabine. Together with TeloVax, the PrimoVax study will represent the most comprehensive study to date of an immunotherapeutic drug against pancreatic cancer, and the study will be designed with a view to obtaining registration approval with the US and European health authorities, if the primary end-points of the study are met. Costs associated with the PrimoVax study are budgeted at approx. DKK 100 million, primarily covering external expenses for clinical partners and production of the vaccine. Depending on whether our products can achieve Orphan Drug Status and/or Fast Track Designation with the relevant authorities in Europe and the USA, which involves an accelerated evaluation with the drug administration authorities, we may obtain marketing approval for GV1001 as early as 2010.

Pharmexa is considering joining forces with GemVax's academic and clinical partners in Norway and Sweden to initiate a clinical development programme for a peptide vaccine that combines Telomerase, RAS and MSI. We will also consider initiating additional Phase I/II trials with GV1001 in lung cancer, as previous clinical trials have already indicated an effect.

RIGHTS ISSUE

The Rights Issue is partly underwritten. Danske Bank and ING have severally underwritten the subscription of up to 4,166,667 New Shares at the Subscription Price, equivalent to the Managers having severally underwritten subscriptions for gross proceeds of DKK 75 million each, totalling DKK 150 million, provided that the Board of Directors allocates Remaining Shares to Danske Bank and ING. ING expects to place any New Shares allocated to it with institutional investors.

Maximum Number of New Shares	16,399,920
Minimum Number of New Shares	8,333,334
Subscription Price per New Share	DKK 18
Maximum Proceed	approx. DKK 295 million
Minimum Proceeds	DKK 150 million
Trading period for Subscription Rights	May 12, 2005 - May 26, 2005
Subscription Period	May 18, 2005 - May 31, 2005
Trading in New Shares expected to commence on	May 12, 2005

For additional information on the Rights Issue, see "Description of the Rights Issue" in this Prospectus.

CAPITAL RESOURCES

Without an injection of capital from the Rights Issue or from other sources, Pharmexa will be able to finance its planned operations without the acquisition of GemVax up to and including Q3 2006. Thus, the Company is dependent on raising capital before that time.

At the Minimum Proceeds, the Company will be able to be able to fund its planned operations up to and including the end of 2006.

If Pharmexa obtains the Maximum Proceeds, the Company will be able to be able to fund its planned operations up to and including H1 2008.

SUMMARY FINANCIAL HIGHLIGHTS AND KEY RATIOS

The statements below should be read in conjunction with Pharmexa's financial statements, which are included in "Financial statements".

The financial information presented below relating to Pharmexa for the 2000 – 2004 financial years originates from and is based on Pharmexa's Annual Report 2004, which was audited by Ernst & Young and Pricewaterhouse-Coopers. The annual report was prepared in accordance with IFRS. The 2004 Annual Report was approved by the Board of Directors on March 10, 2005 and was adopted by the shareholders in Annual General Meeting on April 29, 2005.

The subsidiary Inoxell has been dormant since March 2003 and was dissolved by solvent liquidation in September 2004, for which reason the 2004 Annual Report, unlike last year, does not include consolidated financial statements.

(DKK '000 except key ratios)	2004	2003[1]	2002[1]	2001[1]	2000
Financial highlights					
Income statement					
Net revenue	21,344	20,100	30,061	19,913	13,101
Operating profit/(loss)	(80,252)	(110,120)	(148,842)	(101,868)	(54,391)
Net income/(loss)	(62,008)	(109,200)	(137,870)	(86,192)	(40,670)
Balance sheet					
Marketable securities and cash and cash equivalents	167,497	50,448	174,824	309,313	390,036
Total assets	194,369	84,761	220,455	350,393	413,385
Equity	168,756	35,494	144,694	282,264	368,442
Cash flows					
Cash flow used for operating activities	(62,319)	(121,776)	(125,989)	(78,316)	(20,644)
Key ratios					
Current earnings per share (of DKK 10 nominal value)	(5.3)	(26.6)	(33.7)	(21.0)	(11.9)
Share price, year-end	28	31	41	109	203
Number of employees (full time equivalents), average	60	106	143	120	65

1) For the 2001-2003 financial years, financial highlights and key ratios indicate consolidated figures for Pharmexa A/S and the former Inoxell A/S. Consequently, it is not possible to compare the figures for 2003 stated in the table above with the financial statements included herein.

The key ratios have been calculated in accordance with "Recommendations and Ratios 2005" issued in December 2004 by the Danish Society of Financial Analysts. For definitions, see "Accounting policies".

OUTLOOK

The following statements contain forward-looking statements with respect to the plans, projections and future performance of the company, each of which involves significant uncertainties. The company's actual results may differ materially from the information set forth in these statements. Potential risk factors and uncertainties include, but are not limited to, the factors set out under "Risk factors" and elsewhere in this Prospectus.

For 2005, Pharmexa expects that its current level of activity will lead to a net loss of approximately DKK 110 million. This expectation is based on modest revenue of less than DKK 3 million under current collaborations and may change if Pharmexa enters into new profitable agreements. If the acquisition of GemVax is completed as described, this would result in additional costs to operate the activities of that company, and the acquisition would result in a total loss to Pharmexa in the region of DKK 140 million in 2005.

No events have occurred since the release of the Annual Announcement on March 10, 2005 which would change the Company's outlook.

RISK FACTORS

In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors when evaluating whether or not to invest in the New Shares. Management believes that the risk factors set forth below constitute the most significant risks to be considered in analysing the Company. The risks set out below may not be exhaustive, nor are they set out in any order of priority.

If any of the risk factors set out below should materialise, it could have a significant adverse effect on Pharmexa's business, forecasts, financial position and results of operations. It is not possible to analyse the effect of each risk factor on Pharmexa, as the impact of each risk factor is uncertain and may have unforeseen consequences.

COMPANY SPECIFIC RISKS

GemVax acquisition

On April 12, 2005, Pharmexa signed an agreement to acquire the entire share capital of GemVax. The transfer is expected to take place immediately after completion of the Rights Issue. The GemVax acquisition is subject only to the completion of this Rights Issue.

The GemVax transaction is Pharmexa's first major acquisition, and there can be no assurance that we will not encounter matters relating to the integration of GemVax that may have an adverse impact on Pharmexa. In addition, there can be no assurance that the expected synergies will materialise.

Prior to the GemVax acquisition, we have carried out a number of investigations, including legal and financial due diligence reviews, and we have obtained a second opinion on GemVax's clinical data from leading cancer scientists. However, there can be no assurance that GemVax's trials can be continued by Pharmexa to the expected extent or within the expected timeframe.

The National Cancer Research Institute in the UK is currently planning a large Phase III study of GemVax's GV1001 vaccine with Dr Gary Middleton of the Royal Surrey County Hospital as principal investigator and Prof. John Neoptolemos of the Royal Liverpool Hospital as co-investigator. The protocol for this study, which has been prepared with input from GemVax, has already received conditional approval for funding by the Cancer Research Campaign in the UK. Management believes that a final funding commitment may be obtained, but Management cannot provide any guarantee to this effect.

Pharmexa is planning a simultaneous additional Phase III study. Pharmexa has not previously completed a Phase III study and therefore has no company-based experience to fall back on in connection with the completion of these trials. However, Pharmexa's Management believes that Pharmexa's and GemVax's combined competencies and experience, coupled with the competencies and experience held by the National Cancer Research Institute, will ensure that the Phase III studies can be completed within the expected timeframe and cost budget.

In order to provide an overview of GemVax, more specific risk factors related to GemVax's characteristics and business areas are described in the "GemVax" section.

Expected use of proceeds and liquidity

Management believes that the Minimum Proceeds will enable Pharmexa to acquire GemVax and to fund GemVax's clinical projects. Management believes that the Minimum Proceeds would enable Pharmexa to fund its operations up to and including 2006, including GemVax's clinical trials, allowing us to achieve a number of key milestones:

- Regulatory approval and initiation of the PrimoVax Phase III study and the TeloVax Phase III studies of the GV1001 vaccine
- Regulatory approval and initiation of one or two other clinical trials with GV1001 and/or other products in GemVax's project portfolio
- Establishment of proof of concept in Phase II clinical trials with HER-2 Protein AutoVac™ by mid-2006
- A licence agreement concerning the HER-2 Protein AutoVac™ programme
- Additional partnership agreements concerning the AutoVac™ technology
- Continued positive development in the collaboration with H. Lundbeck on the Alzheimer's vaccine
- Regulatory approval and initiation of clinical trials in the TNFα AutoVac™ programme together with a licence partner
- Initiation of late-stage preclinical trials in the RANKL AutoVac™ programme, alone or together with a license partner, subject to funding, in order to commence clinical trials as soon as possible.

If the Rights Issue is cancelled, Pharmexa will not complete the GemVax acquisition. In such a situation, Pharmexa's cash position would generally be unchanged compared with its cash position at the date of this Prospectus, and Management expects Pharmexa to be able to fund its operations up to and including Q3 2006.

Management believes that the Maximum Proceeds would enable Pharmexa to fund its operations up to and including Q2 2008. However, there can be no assurance that the proceeds derived from this Rights Issue will be sufficient to fund Pharmexa's operations until such time as revenues from the sale of drugs and royalty income from current and future collaborative agreements render Pharmexa profitable. Moreover, the Maximum Proceeds will not necessarily suffice to finance operations until completion of the PrimoVax and TeloVax studies, respectively. Hence, with the current strategy it may be necessary for Pharmexa to cover its capital requirements through additional share issues or otherwise.

Moreover, no assurance can be given that Pharmexa will not seek further financing before the end of Q4 2006 if the proceeds from the Rights Issue are not significantly above the Minimum Proceeds. In this case, such capital increase would be subject to a new authorisation from the shareholders at a general meeting.

Without an injection of capital from the Rights Issue or from other sources, Pharmexa will be able to finance its current planned operations up to and including Q3 2006. Thus, Pharmexa would need to raise funds before this time to continue operating beyond 3Q 2006.

History of operating losses and capital constraints

Pharmexa commenced its operations in 1990 and we are still at an early stage of development. We have not yet obtained proof of concept in humans, have not yet completed the clinical development of any of our product candidates and have not yet begun to generate revenues from the commercialisation of any product. Management still expects to generate a loss in the coming years. The amount of future losses and when, if ever, the Company will achieve profitability, is uncertain. The Company's ability to achieve profitability will depend, among other things, on whether we or our collaborative partners meet certain contractual milestones, successfully complete the development of a marketable product, obtain regulatory approvals, enter into manufacturing, sales and marketing agreements with third parties and raise sufficient funds to finance its activities. No assurance can be given that the Company will be able to achieve profitability or that profitability, if achieved, can be sustained. We may need to obtain additional financing in the future. There can be no assurance that we will be able to enter into cash generative agreements or attract new capital from other sources that can secure the Company's ongoing operations after the time when the present cash resources together with the proceeds from the Rights Issue are depleted. If such necessary financing cannot be obtained, it could be detrimental to Pharmexa's business.

Scientific risks

Pharmexa is subject to risks specific to the development of products based on the Company's proprietary AutoVac™ technology. Pharmexa has completed a clinical Phase I study in the HER-2 Protein AutoVac™ programme and recently initiated two Phase II studies. In addition to this programme, Pharmexa has a number of internal and partnered programmes in pre-clinical development and early research. All of these programmes are subject to the risks discussed in this section.

The development of products based on the AutoVac™ immunotherapy technology is subject to a number of uncertainties and risks. While Pharmexa has successfully tested the efficacy and safety of the AutoVac™ technology with different disease targets in animal models and early clinical studies, no assurance can be given that these results are indicative of results that will be obtained in ongoing and future human clinical trials and that adverse effects will not result from such trials.

We distinguish between two types of scientific risk; technology risk and target risk. Technology risk is the risk that the AutoVac™ technology is not a therapeutically relevant immunotherapy technology. Target risk is the risk that the chosen therapeutic targets are not relevant or safe for treatment of the disease in question. Some of the most significant technology and target risks are as follows:

Technology risks

- There may be variability, inconsistency or inadequacy of immune responses in the human population resulting in adverse or inconclusive data from clinical trials;
- There may be induction of potentially harmful autoimmunity in patients;
- There may be toxicity of the product when administered to humans;
- There could be difficulties in selecting an appropriate adjuvant formulation for the product;
- There could be a declining effect of immunisation over time, which could limit the product's relevance as a long term treatment;

Target risks

- HER-2, TNFα, RANKL and other current and future targets applied for therapeutic vaccination in the respective disease areas could prove ineffective;
- The new cancer and inflammation targets identified by Pharmexa, which are generally less validated than the above-mentioned targets, could turn out to be unsuitable target sites for immunotherapeutic treatment;
- There may be adverse side-effects from down-regulating these target proteins or eliminating cells expressing these proteins;
- It may not prove possible to express effectively relevant parts of the respective target proteins with the AutoVac™ technology;
- There may be difficulties with production upscaling in connection with the manufacturing of products for large clinical trials and marketing.

Managing these risks represents one of the cornerstones of successfully applying the AutoVac™ technology to the development of marketable products and, accordingly, represents one of Pharmexa's highest priorities. We intend to manage and limit these risks through extensive safety and efficacy studies, ongoing research, continued optimisation of target formulations, extensive scientific and commercial reviews of therapeutic targets and ongoing monitoring of clinical trials performed by other companies applying competing technologies to identical targets.

Irrespective of the above, no assurance can be given that:

- the risks relating to the AutoVac™ technology will not lead to significant delay or even discontinuation of development programmes;

- any potential product will be safe or efficacious;
- the required regulatory approvals will be obtained;
- Pharmexa's products can be produced in commercial quantities at an acceptable cost, or;
- any product, if introduced, will gain market acceptance.

Uncertainties related to pre-clinical and clinical trials

In order to obtain regulatory clearance for the commercial sale of its products under development, Pharmexa must demonstrate through pre-clinical studies and clinical trials that a product is safe and efficacious for use in humans for each target indication. The results from pre-clinical studies are not necessarily indicative of results that will be obtained in human clinical trials, and results in early human clinical trials may not necessarily be predictive of results obtained after large-scale, controlled, multi-centre trials. There can be no assurance that our clinical trials will demonstrate the safety and efficacy profile required to obtain regulatory approvals or that they will result in the development of marketable products. Nor can it be guaranteed that our clinical trials can be carried out without delays (e.g. in connection with recruitment of patients for clinical trials) compared to our clinical plans. Many companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of a product under development will delay or prevent regulatory clearance of the potential product. It should be emphasised that by assuming the risk of large Phase II and III clinical studies ourselves, we move one step forward in Pharmexa's development relative to our previous strategy and experience.

The process of obtaining regulatory clearance for marketing a therapeutic product, which includes approval of pre-clinical studies and clinical trials to establish safety and efficacy, can take several years and requires significant expenditure and the commitment of substantial resources. Data obtained from pre-clinical and clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered as a result of changes in regulatory policy for drug approval during the periods of product development and regulatory review of each new drug application or product licence application filed. There can be no assurance that regulatory approval will be obtained for any product developed or marketed under licence by Pharmexa. Moreover, if regulatory approval is granted for a product, such approval may be subject to limitations to the indicated uses for which the product may be marketed.

Even if regulatory approval is obtained, a marketed therapeutic product and its manufacturer are subject to continuing review. The discovery of previously unknown problems with a product, or relating to its manufacturing process, may result in restrictions on such product or manufacturer, including the withdrawal of the product from the market.

Agreements and collaboration

Pharmexa follows a two-pronged partnering strategy as follows:

Where Pharmexa possesses the necessary resources and competencies, we expect to conduct Phase II and Phase III clinical studies, which add substantial value, before we may decide to outlicense projects to a partner. For the products currently in clinical development, we expect to obtain favourable terms when we outlicense them.

For early collaborations concerning projects still not in clinical development, Pharmexa prepared a new outlicensing model in 2004, which gives priority to gradually building up the partnership. The model involves a greater element of risk sharing with the partner during the initial stages of the project. Also, instead of large up-front payments, payments will not be made until the development success of a project becomes a reality. The ultimate goal is for all of our agreements to yield the same financial result as traditional licence agreements.

There can be no assurance that we will be able to establish additional collaborative agreements, that any such agreements will be on terms favourable to the Company, or that current or future collaborations will ultimately be successful in developing any marketable products. To the extent that we choose not to or are unable to continue our current collaborations or establish new agreements on similar or better terms, it would require substantially greater financial resources than those currently anticipated in order to be able to undertake research, pre-clinical and clinical development, and manufacturing and marketing of products at our own expense.

We are currently a party to a number of collaborations, including those with H. Lundbeck, Schering-Plough Animal Health and Bavarian Nordic. There can be no assurance that the interests of the Company will continue to coincide with those of its current or future collaborative partners, that the contractual milestones will be met, that any of the Company's collaborative partners will not develop, independently or with third parties' products or technologies that could compete with those covered by the collaborations, or that disagreements over rights, technologies or other proprietary interests will not occur.

Disagreements between the Company and its current or future collaborative partners could lead to delays in or terminations of collaborative research or the development or commercialisation of certain product candidates, or require or result in litigation or arbitration, which could be time-consuming and expensive.

Employees

Pharmexa is highly dependent on a number of key employees. The failure successfully to attract and retain qualified personnel, consultants and advisers may impede the achievement of the specified objectives. Pharmexa seeks to offer professional development opportunities for its employees and has furthermore established various incentive programmes, including warrant programmes in order to attract and retain highly skilled staff. However, there can be no assurance that Pharmexa will be able to attract or retain skilled staff in the future.

LEGAL RISKS

Patents and other intellectual property rights

The current status of Pharmexa's patent portfolio in relation to its lead products and technologies is set forth in "Patents and intellectual property rights" in this Prospectus. Pharmexa's future competitive position will depend on our ability to obtain and maintain patent protection of the Company's intellectual property rights for present and future products, technologies and production processes and on our ability to preserve the Company's own as well as our current and potential future collaborative partners' trade secrets.

We intend to continue to file applications for patents covering the Company's products as well as its technologies. There can be no assurance that patents will be issued from any of these applications, that any patent will be approved on technology arising from additional research or that patents that may be approved from such applications will be valid or will offer sufficient protection to the Company. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to compounds, products or technologies that block out or compete with those being developed by the Company. We are aware of patent applications filed by and patents issued to third parties relating to active immunotherapy. There can be no assurance that any patents issued to Pharmexa will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantages to the Company. In addition, Pharmexa could incur substantial costs in defending itself from proceedings instigated against the Company or suits in which the Company asserts its patents against others. To determine the priority of inventions, the Company may also have to participate in interference proceedings instigated by patent offices, which could result in substantial costs for the Company.

It should be noted, however, that on March 16, 2005, Pharmexa was notified by the European Patent Office that GSK has filed an objection against Pharmexa's CTL patent (European patent no: 1117421), covering the DNA AutoVac™ technology and various AutoVac™ molecules, including HER-2 molecules. A final decision in respect of the objection is not expected to be made until in four or five years. The specific HER-2 molecules used in the HER-2 protein AutoVac™ vaccine, which Pharmexa uses in Phase II, are comprised by independent, subsequent patent applications.

The commercial success of Pharmexa depends on our ability to operate without infringing the patents and other proprietary rights of third parties. There can be no assurance that the Company's technologies do not or will not infringe the patents or other proprietary rights of third parties. In the event of such infringement, the Company and our collaborative partners may be enjoined from pursuing infringing research, development or commercialisation of their products or may be required to obtain licences to such patents or other proprietary rights or to develop or obtain alternative technologies. There can be no assurance that we or our collaborative partners will be able to obtain alternative technologies or any required licence on commercially reasonable terms, if at all. If such licences or alternative technologies are not obtained, we may be delayed or prevented from pursuing the development of certain of our potential products, which could have a material adverse effect on the Company's business, financial situation and results of operations.

Pharmexa also relies on trade secrets and proprietary know-how. No assurance can be given that the obligation to maintain the confidentiality of the Company's trade secrets and proprietary know-how will not be breached by the Company's employees, consultants or advisers, or that the Company's trade secrets or proprietary know-how will not become known or be independently developed by competitors in a manner providing the Company with no practical possibility of claiming damages from the other parties involved.

Pharmexa is not involved in any litigation or arbitration proceedings in the area of patents and proprietary rights and to the best of Management's knowledge and belief, no such litigation or arbitration proceedings are pending or are being threatened against the Company in the area of patents and proprietary rights. With assistance from external experts, Pharmexa continuously aims to improve and optimise its patent position. For further information on Pharmexa's strategies for patents and proprietary rights, see "Patents and proprietary rights" in this Prospectus.

Liability and insurance

Pharmexa is, and will continue to be, subject to the risk of product liability claims alleging that the use of our products has had adverse effects on patients. This risk exists for product candidates tested in human clinical trials as well as products that may be sold commercially, if any. Moreover, given the seriousness of the medical conditions for which our products are expected to be utilised, any product liability claim could entail substantial compensatory and punitive damages. The assertion of product liability claims against Pharmexa could result in a substantial cost to and diversion of efforts by the Company. There can be no assurance that we would prevail in any such litigation or that product liability claims, if brought against us, would not result in a recall of certain of our products or a change in the indications for which they may be used.

Pharmexa maintains company insurance, including coverage required under the laws of Denmark. We will obtain appropriate insurance coverage in all clinical trials performed by the Company itself or for which the Company is liable. See also "General Information" – "Insurance". There can be no assurance that we will be able to obtain or maintain any insurance or that such existing or future insurance and the resources of Pharmexa would be sufficient to satisfy any liability resulting from product liability claims. Consequently, a product liability claim or other claim with respect to uninsured or underinsured liabilities could have a material adverse effect on Pharmexa's business, financial situation and results of operations. In addition, Pharmexa is subject to the risk of product liability claims with respect to activities conducted outside Pharmexa under its collaborative agreements. No assurance can be given that our collaborative partners will comply with the terms of the agreements with Pharmexa regarding such activities, that any such non-compliance will not result in claims being brought against Pharmexa or that Pharmexa will not be subject to liability with respect to activities carried out by its collaborative partners.

Litigation and other legal disputes

On February 4, 2005, we instituted legal proceedings against our lessor, SCION DTU A/S, with a view to establishing the basis of calculation for the market rent of the leased premises at Kogle Allé 6, which is of importance to the value of the Company's right of assignment and the future rent level. From mid-2006, the Company may demand that the rent be regulated to reflect the market rent pursuant to the provisions of section 13 of the Danish Act on Business Leases. We believe that this could result in a substantially lower rent for the Company over a period of four years, cf. section 13(4) of the Danish Act on Business Leases.

The current lease is subject to 12 months' notice to the end of the month, always provided that neither the lessor nor the Company may terminate the lease before 30 June 2012 for vacation of the premises by 30 June 2013.

Apart from the above, Pharmexa is not involved in any litigation or arbitration proceedings, administrative disputes or other legal disputes which could have a significant adverse impact on the Company, and to the best of Management's knowledge and belief, no such litigation is pending or is being threatened against the Company.

No guarantee can be given that the Company in the future will not be involved in litigation, arbitration proceedings, administrative disputes or other legal disputes which could adversely affect the Company.

MARKET RISKS

Competition

The market for drugs is highly competitive, and we are aware of a number of pharmaceutical and biotechnology companies which are exploring the field of active immunotherapy and which are actively engaged in research and development in areas related to active immunotherapy, some of which have advanced clinical trials with therapeutic vaccines. A number of these companies are addressing the same disease indications as those targeted by Pharmexa and have much greater financial resources than Pharmexa. Therefore, there can be no assurance that our competitors will not develop products or enter into alliances that will have a significant adverse effect on Pharmexa's ability to obtain an attractive market share upon launch of its products.

In the related therapeutic field of monoclonal antibodies, a number of companies have successfully marketed products employing the same therapeutic targets as our products. We consider the success of monoclonal antibodies as a significant advantage in building a general acceptance of immunotherapy among medical professionals and patients. Management believes Pharmexa will have to compete with monoclonal antibodies in many cases but that the two product categories can co-exist and even be used as combination treatments due to the complementary nature of the products.

A number of existing disease treatments build on traditional chemical compounds with a low molecular weight (small molecule drugs) and are aimed at some of the same disease targets that we operate with. If Pharmexa's products make it to market, they may face competition from such small molecule drugs in addition to competing with other immunotherapeutic products and antibodies.

Dependence on reimbursement

Our possibilities of successfully commercialising our product candidates will depend in part on the extent to which payment for the Company's products and related treatments will be available from government healthcare services as well as private health insurers, health maintenance organisations and other third party payers. Government and other stakeholders are increasingly attempting to contain health care costs, in part by challenging the price of medical products and services. Consequently, the reimbursement status of newly approved health care products in the future is uncertain, and there can be no assurance that adequate health administration or health coverage insurance will be available to enable Pharmexa or our collaborative partners to obtain satisfactory price levels for our products.

FINANCIAL MARKET RISKS

Share price volatility in biotechnology stocks

Prospective investors should be aware that historically the market prices for shares in biotechnology companies have been highly volatile. From time to time, the market for shares in biotechnology companies has experienced price and volume fluctuations that were unrelated to the performance and outlook of particular companies. There can be no assurance that such fluctuations, even if otherwise unrelated to Pharmexa's business, will not have a significant adverse effect on the future market price for Pharmexa's shares. If the stock market in general or Pharmexa in particular suffers from low liquidity and/or adverse share price performance it could significantly impair our ability to raise additional capital in the future. This could be detrimental to our business and/or result in significant losses to the current and future shareholders of Pharmexa.

Foreign exchange risk

Pharmexa maintains its books and reports its results in DKK. The Company's shares are quoted on the Copenhagen Stock Exchange in DKK, and any future dividend payments in respect of shares are expected to be paid in DKK. Fluctuations in the exchange rate between the DKK and other currencies, including the USD, may affect, among other things, the foreign currency equivalent of the DKK value of an investment in the Shares and of any dividend payments or other distribution. In addition, a certain portion of Pharmexa's income and expenses is incurred in currencies other than DKK. Accordingly, our financial situation and results of operations may be affected by adverse movements in the exchange rates of the DKK against other currencies in which Pharmexa operates. Currently, we do not use financial instruments to hedge any risks or otherwise.

The Company's foreign exchange risks are specified in note 24 to the financial statements.

Interest rate risk

We expect to invest the proceeds from the Rights Issue in short-term government bonds, mortgage bonds, and in cash bank deposits. The interest rate from these investments may develop negatively which may result in a lower interest income than anticipated. As marketability is more important than securing a long-term yield, the interest rate of our investments will vary pari passu with fluctuations in the short-term interest rates.

Risk factors associated with the Rights Issue

In connection with the completion of the Rights Issue, the Company and the Managers have entered into a Rights Issue Agreement. In the period until the Company receives the final payment of the proceeds for the New Shares, the Managers are entitled, in certain exceptional and unpredictable circumstances (including force majeure), to revoke the Rights Issue Agreement and, in such case, the Company must withdraw the Rights Issue.

In the event that such circumstances occur before final payment of the proceeds for the New Shares to the Company, and the Managers revoke the Rights Issue Agreement, the Subscription Rights will become invalid both for the shareholders and investors who may have acquired Subscription Rights.

PHARMEXA

COMPANY OBJECTIVE AND CORE ACTIVITY

Pharmexa is a Danish biotechnology company focused on the development of new immunotherapeutic drugs for the treatment of cancer and inflammatory diseases. We have developed a technology platform based on active immunotherapy, as well as a promising pipeline of drug candidates from early-stage research to clinical trials in patients. We believe that our AutoVac™ technology platform is competitive with other comparable immunotherapeutics in terms of efficacy, safety, patient convenience and manufacturing costs.

In developing the first AutoVac™ vaccines, we have followed a risk-balanced strategy of addressing already validated drug targets such as the cancer protein HER-2, the bone protein RANKL and the inflammation protein TNFα. We expect that the combination of a competitive technology addressing validated targets can propel Pharmexa to a leading position in the industry. Based on Pharmexa's promising clinical results to date from a number of Phase I/II studies, including the HER-2 DNA AutoVac™, HER-2 Protein AutoVac™ and TNFα-AutoVac™ projects and the extensive experience we have gained concerning the development of AutoVac™ vaccines, it has been a natural step for us to select less well validated targets in the new generation of AutoVac™ projects, as this optimises the risk diversification in our project portfolio. We recently initiated three early-stage AutoVac™ projects in cancer and inflammatory disease; on the back of comprehensive preliminary studies, we have selected new promising targets that will allow us and any future collaborative partner the opportunity to be the first to market innovative, new immunotherapeutic drugs. We continuously seek to optimise the risk/return profile of our project portfolio, and these considerations are reflected both through our organic and non-organic growth strategies, as described below.

We have achieved promising results in our own product development programmes and have established proof of concept in 14 different recognised animal models. Our work has been published in the world's leading scientific journals. Moreover, the AutoVac™ technology has been commercially validated through collaborative agreements with H. Lundbeck, Schering-Plough and Bavarian Nordic. We have been engaged in active immunotherapy since the early 1990s, and this early start has provided us with a solid patent position, a broad knowledge base and access to some of the most validated targets for immunotherapy available today.

We have not only established the necessary knowledgebase but have also created an organisation and an infrastructure around the AutoVac™ technology that has made Pharmexa a highly effective organisation for the discovery and development of protein-based drugs. This is illustrated by our pipeline of products at all stages from research through clinical Phase II. We have also strengthened our competencies by recruiting employees with experience in conducting late-stage clinical studies and registration. Our core competencies include the development of protein-based drugs for cancer and inflammatory diseases. Hence, we are capable of identifying, optimising and developing multiple products through the entire pharmaceutical research and development process, involving a structured target selection and validation process through pre-clinical research and proof-of-concept in animal models to the clinical development phase and through to advanced clinical trials. Furthermore, we have developed a number of key management tools and documents that enable easy transfer of our projects to collaborative partners.

These competencies are all attributable to our very experienced organisation comprising 63 employees, of which approximately 80% work in research and development. A professional financial, administrative, legal and information technology infrastructure has been put in place to support the R&D organisation. Pharmexa currently occupies approximately 4,500 square metres of newly established and highly functional laboratories and offices. The premises are located centrally in the heart of the Danish Medicon Valley, close to four major universities and Copenhagen airport.

CORPORATE STRATEGY

Our vision is to become the world's leading biotechnology company in the field of active immunotherapy. We expect active immunotherapy to become a future growth area, and our strategy aims at attaining the optimum position in this field over the next two years. We aim to obtain this position through organic as well as non-organic growth.

Our planned organic growth strategy is aimed at strengthening and extending our AutoVac™ patent position and, through further developing or inlicensing of toolbox technologies, at reducing the time taken and costs associated with the development of new AutoVac™ programmes. The commencement of two new cancer projects at the end of 2004 and two new inflammation projects in 2005 (one of which has already been initiated, and another which is expected to commence during 2005, requiring a limited initial investment) is expected to provide us with valuable future patent positions. Our ongoing Phase II trials with the HER-2 Protein AutoVac™ breast cancer vaccine are expected to lead to clinical proof of concept in 2006, and coupled with results of our other projects, this will validate the AutoVac™ platform in patients.

We pursue a partnership strategy under which selected projects are moved forward to advanced clinical studies with a view to optimising the return on the projects. This strategy currently applies to HER-2 Protein AutoVac™ and will also apply to GemVax's GV1001 vaccine. We believe this strategy creates the greatest value to the Company and its shareholders. We will look for collaborative partners for other projects at an earlier stage, including our TNFα and RANKL projects, to further validate our technologies, reduce costs and generate income. We will also look for collaborative partners very early on in the research phase, both in cancer and inflammatory disease, and also for disease areas in which we have no special competencies, in order to ensure a broad application of our technology platform.

For previous collaborations concerning projects still not in clinical development, Pharmexa prepared a new outlicensing model in 2004, which gives priority to gradually building up the partnership. The model involves a greater extent of risk sharing with the partner during the initial stages of the project. Also, instead of large up-front payments, payments will not be made until the development success of a project becomes a reality. The ultimate goal is for all of our agreements to yield the same financial results as traditional license agreements.

Non-organic growth will be aimed at optimising returns on the comprehensive assets we have compiled in Pharmexa, including process know-how, clinical experience and physical infrastructure within the development of immunotherapeutic drugs, and at creating a more suitable risk profile in our project portfolio. Management believes that we would obtain synergies and establish a better cost/activity balance in connection with the inlicensing or acquisition of additional clinical development projects in cancer and inflammatory diseases. Accordingly, it will primarily be our external costs of manufacturing drugs and conducting clinical trials that will grow as a result of these activities. However, such cost increases can often be offset by an increase in income from partnership agreements. By strengthening our clinical project portfolio, we would increase the likelihood of Pharmexa getting products to market, while also diversifying the risk. In addition, it would improve our news flow.

The GemVax acquisition is an example of this strategy. The transaction will bring us close to Phase III, marking a distinct shift in activity levels within the scope of our focus area. However, we believe that we will be able to obtain synergies in connection with inlicensing or the acquisition of additional clinical development projects also after the GemVax acquisition.

We further believe that the current biotech market lends support to this strategy. Triggered by consistently difficult capital markets, many biotechnology companies, listed as well as unlisted, are considering merging, divesting or outlicensing products to secure progress in their project portfolios. Therefore, we expect the coming years to provide us with a good opportunity to further strengthen Pharmexa's patent and project portfolio on attractive terms and conditions. We are in a favourable position to take advantage of these opportunities, but our possibilities for signing attractive agreements will hinge on our capital resources, our ability to respond quickly as well as other factors. Our acquisition of the patent portfolio from the German biotechnology company Vectron AG in December 2004 on very favourable terms and conditions is a good example of this strategy. The technologies from Vectron AG comprise new targeted liposome-based delivery systems for vaccines and diagnostics as well as antibody-like proteins, known as "diabodies". The patent rights comprise both filed and granted patents. Liposomes are a well-known efficient delivery system, which can be applied both with AutoVac™ Protein and AutoVac™ DNA vaccines. Diabodies are small antibody-like fragments with many properties, including potential therapeutic applications within the field of passive immunotherapy. The acquired patent platform is expected to complement our immunotherapy platform in a number of interesting ways in the medium and long term.

If we believe that we have the necessary financial flexibility, we will continue to take part in the consolidation in the immunotherapy segment, both in Denmark and abroad, always provided that this would not significantly reduce our opportunities to reach our AutoVac™ and GemVax milestones. We aim to prioritise clinical products and technologies that complement our existing platform. Our clear focus on immunotherapy and extensive experience in the area, combined with thorough due diligence reviews ahead of entering into any agreements, provides us with good opportunities to create additional value for our shareholders through this strategy.

IMMUNOTHERAPY

The immune system is divided into two main response mechanisms; the innate immune response and the adaptive immune response. The innate immune response is the body's first line of defence and is mostly non-specific. The adaptive immune response is a specific response to invading pathogens, and is the response targeted by active immunotherapy. The adaptive response is composed of B- and T-lymphocytes that recognise specific "epitopes" or structures of the pathogen. B-cells recognise three-dimensional structures on proteins and produce antibodies that bind these structures. T-cells recognise short peptides, presented in the context of the major histocompatibility complex (MHC) on Antigen Presenting Cells (APC), and become activated.

T-helper (Th) cells recognise peptides presented in MHC class II complexes and provide signals that help to activate other cells. Cytotoxic T lymphocytes (CTLs) recognise peptides presented in MHC class I complexes and kill target cells that present the same peptide/MHC class I-complexes.

Immunotherapy aims to augment or induce a therapeutic response towards a disease after onset by exploiting these mechanisms of the human immune system. Immunotherapy is ideally suited to treat diseases where the patient's own immune system has either failed to identify a pathogen as harmful or mounted an insufficient immune response towards the pathogen in question. Immunotherapy can be performed as either passive or active immunotherapy.

Passive immunotherapy is performed by administering artificially produced monoclonal antibodies that resemble the patient's own antibodies had they been produced naturally by the patient's immune system. Thus, monoclonal antibodies do not aim to elicit a response from the patient's own immune system against the disease. The large success of monoclonal antibodies marketed within the last 10 years or so has clearly demonstrated the commercial potential and market acceptance of immunotherapy. Today, more than 15 therapeutic monoclonal antibodies are on the market generating total revenues of more than USD 4.5 billion in 2003, and more than 100 monoclonal antibodies are currently in clinical development (source: Pharma Ventures).

Active immunotherapy, also referred to as therapeutic vaccines, aim to augment or induce a therapeutic response by the patient's own immune system against pathogenic agents. Active immunotherapy, for the treatment of cancer in particular, has been attempted in man for more than a century, but only in the last few years have a number of approaches been able to demonstrate success in clinical trials. Of the more than 50 cancer vaccines currently in development, about two-thirds are aimed at raising a cytotoxic T-cell (CTL) response, while others are aimed at generating therapeutic antibody responses.

THE AUTOVAC™ TECHNOLOGY

We use a proprietary and validated active immunotherapy technology, AutoVac™, for the development of therapeutic vaccines.

Immune tolerance regulates the immune system to the effect that foreign pathogens are quickly attacked, while immune responses directed against the body's own proteins ("self-proteins") are normally absent. This is achieved through natural suppression or elimination of T-cells that recognise self-proteins from the immune repertoire. In most cases, a breakdown of immune tolerance is undesirable, and leads to autoimmunity. However, in some situations it is beneficial to elicit a controlled immune response against self-proteins over-expressed in chronic human diseases (e.g. the over-expression of TNF in rheumatoid arthritis) and in cancer (e.g. the over-expression of HER-2 in breast cancer).

Contrary to traditional prophylactic vaccines, AutoVac™ products are therapeutic drugs which aim to selectively down-regulate pathogenic concentrations of the body's own proteins and/or target and kill tumour cells over-expressing certain tumour antigens. As the target antigens are in fact the patient's own proteins, the fundamental challenge is to temporarily bypass, in a highly controlled manner, the naturally occurring immune tolerance towards these self-proteins. We believe that the AutoVac™ technology solves this fundamental problem.

A number of serious chronic diseases, such as various inflammatory diseases and cancers, are caused by or associated with the aberrant expression of pathogenic self-proteins. AutoVac™ is a vaccine approach that bypasses immune tolerance by generating strong cross-reactive antibody or CTL responses against a number of selected self-proteins that are pathologically associated with diseases. AutoVac™ product molecules consist of pathogenic or disease associated self-proteins that through genetic engineering have been modified to contain engineered promiscuous foreign T-helper-cell peptides. These are formulated into a vaccine together with an adjuvant (a general immunostimulatory auxiliary substance) and used for therapy.

AutoVac™ can be applied both as a protein product and as a DNA product depending on the nature of the desired immune response. The Protein AutoVac™ product induces a therapeutic antibody response relevant in inflammatory diseases, cancer and in many other types of diseases. The DNA AutoVac™ product produces a potent CTL response which is first and foremost relevant in cancer.

Other immunotherapy products in advanced stage clinical development have already validated the mechanisms of action of the Protein AutoVac™ technology, and we have demonstrated immune responses in humans with both the DNA AutoVac™ and Protein AutoVac™ technologies. Furthermore, the leading applications of AutoVac™ currently pursued by Pharmexa are focusing on some of the most validated targets for immunotherapy: TNF , HER-2 and RANKL. On this basis, Management finds it likely that several high-market-potential AutoVac™ products will reach the market in the future.

In recent years, we have decided to focus our project portfolio on the AutoVac™ Protein technology, because antibody-based vaccines may allow us to obtain a favourable position as a more effective, safer and less expensive alternative to monoclonal antibodies and passive immunotherapy.

Protein AutoVac™ products

The basic mechanism behind the Protein AutoVac™ technology for induction of cross-reactive auto-antibodies is shown in Figure 2. The recombinant AutoVac™ protein is taken up and processed, and the resulting peptides are presented on Antigen Presenting Cells (APC). Simultaneously, the Th-cells that recognise the promiscuous Th epitopes and the APC become activated, and thereby up-regulate co-stimulatory molecules and produce cytokines.

B-cells recognising self-proteins also internalise the AutoVac™ protein via the B-cell antigen receptor and process and present the peptides to Th-cells. Activated Th-cells that recognise the peptides presented by B-cells in turn activate the B-cells to differentiate into antibody secreting plasma cells that produce polyclonal antibodies capable of cross-reacting with the non-modified pathogenic self-protein.


APC
B-cell

Figure 2: Protein AutoVac™ Product – Mechanism of Action
APCs internalise AutoVac™ proteins (shown in blue) containing promiscuous foreign Th epitopes (shown in yellow). Peptides derived from the self-protein (blue) fail to activate Th-cells, while peptides derived from the foreign Th epitope (yellow) activate Th-cells. Activated Th-cells can recognise and activate B-cells expressing antigen receptors that react with both the AutoVac™ protein and cross-react with the pathogenic self-protein.

DNA AutoVac™ products

The basic concept for the induction of a cell-based immune response by DNA AutoVac™ products is shown in Figure 3. Similar to Figure 2, APCs internalise modified self-proteins or become transfected with the DNA vaccine following immunisation.

The inserted foreign Th peptides are then presented to Th-cells. Once stimulated these Th-cells can activate APCs such as dendritic cells via interaction between certain co-stimulatory surface molecules. Activated dendritic cells are now able to efficiently present self-protein peptides to circulating CTLs. As a result, the CTLs become activated and can kill tumour cells expressing tumour antigens.


CTL
APC
Activated APC
CTL

Figure 3: DNA AutoVac™ Product – Mechanism of Action
Using DNA vaccination, AutoVac™ molecules can induce CTLs. Th-cells recognising peptides derived from foreign Th epitopes (shown in yellow, as in Figure 2) presented in MHC class II molecules activate DCs. Activated DCs can then stimulate CTLs that recognise peptides derived from the self-protein in MHC class I molecules (shown in blue) to kill cells presenting similar peptides in MHC class I molecules.

The fact that the AutoVac™ technology can be used to induce both therapeutic antibody and CTL responses may have important benefits in cancer therapy. By combining DNA AutoVac™ and Protein AutoVac™ vaccination AutoVac™ products may enable specific activation of several different immune effector mechanisms directed against the cancer cells. This could potentially increase the efficacy of cancer immunotherapy significantly (Figure 4).


Tumor Cell

Figure 4: Possible pathways for attacking tumour cells by application of the AutoVac™ technology
Multiple immunological effector mechanisms can potentially be induced by DNA AutoVac™ and Protein AutoVac™ products including: (1) CTL responses reactive against the tumour self-protein epitopes (blue) displayed on HLA class I molecules on the tumour cell surface, and/or (2) therapeutic antibody responses against membrane-bound tumour antigens (e.g. HER-2) (3) polyclonal antibodies that leads to activation of the lytic complement pathway, and/or (4) polyclonal antibodies that mediate tumour killing by natural killer (NK) cells or macrophages, and/or (5) neutralising antibody responses cross-reactive with soluble tumour promoting factors.

Safety profile of AutoVac™

A general concern often raised in connection with using modified self-proteins as vaccines is the potential risk of induction of a permanent immune response. We believe that induction of permanent auto-immunity is unlikely to present a significant risk with AutoVac™ therapeutic vaccines. This conclusion is based on three general premises:

- The current general understanding of how the immune system functions and is regulated supports a conclusion that a self-sustaining permanent immune response is unlikely;
- Data from numerous AutoVac™ animal experiments and patient trials are consistent with the above and show that immune responses are temporary;
- The available data from other therapeutic vaccines in human trials indicate that immune responses are temporary.

We believe that data generated by Pharmexa and others support a conclusion that therapeutic vaccines, including the AutoVac™ vaccines, do not present an extraordinary inherent risk. Due to the apparent immunodominance of inserted T-helper peptide epitopes, AutoVac™ vaccines may even have significant safety advantages over vaccines incorporating non-modified self-proteins. As with any new drug or treatment, the final risk analysis will be determined after extensive clinical testing.

AutoVac™ treatment regimen

We expect that the AutoVac™ product will be a patient friendly drug, easy to administer intramuscularly or subcutaneously with three to four initial immunisations 2-4 weeks apart. Notably, it is anticipated that the treatment will not require hospitalisation of patients. Depending on the patient's requirements, subsequent booster injections can be applied approximately every three months to sustain the desired immune responses. In very serious chronic diseases, this regimen could potentially continue in the patient's lifetime.

We anticipate that the AutoVac™ product will be packaged as a freeze-dried powder or as a ready to use solution. It will be administered as an intramuscular or subcutaneous injection at a volume of approx 1 ml. The product may be packaged with a secondary solution of adjuvant that will require mixing with the AutoVac™ product. Alternatively, the adjuvant will be pre-mixed with the product in a single ampoule. We believe our products will be high-technology-content, off-the-shelf pharmaceutical products aimed at the general patient population in their respective segments.

Manufacturing

The anticipated dose for AutoVac™ products may vary from indication to indication but is expected to be in the range of 100-500 micrograms per injection and a maximum of 12-14 injections per year. This results in a low product requirement as compared to many monoclonal antibodies currently being used. For example, Humira (Abbott), a potent monoclonal antibody used to neutralise TNFα for RA and other diseases requires approximately 1,040 milligrams of product per patient per year. In contrast, AutoVac™ treatment would require a maximum of 7 milligrams or almost 150 times less. Other monoclonal antibodies, such as Herceptin (Roche and Genentech) and Remicade (Johnson & Johnson) use even more product, up to a thousand times more than for a comparable AutoVac™ vaccine.

This dramatic reduction in product needs translates into lower cost-of-goods and a very competitive margin potential. Furthermore, since AutoVac™ products are single protein molecules, manufacture uses standard production, purification and analytical techniques which can be simpler than other vaccine technologies such as conjugation to carrier molecules or patient tailored vaccines such as Heat Shock Proteins or antigen loaded dendritic cells.

One of our core competencies is the development of processes for the fermentation and purification of recombinant AutoVac™ molecules. This involves know-how on upscaling of processes and the development of advanced analysis methods, including continuous evaluation of the latest technological advances in the field. We work to very high quality standards, and our work is based on in-depth knowledge and understanding of regulatory requirements to the production of biological drugs both in Europe and the USA.

We have decided to outsource the manufacturing of our AutoVac™ vaccines for clinical tests, as we do not consider actual production to be one of our core competencies. Drugs for clinical tests must be manufactured according to Good Manufacturing Practice (GMP) in a clean and controlled environment, requiring substantial investments in dedicated equipment and premises. Instead, we have created a network of collaborative partners and have in recent years gained extensive experience in project and quality manage-

Figure 5: Pharmexa's R&D pipeline

Name	Target	Indication	Marketing rights	Status
In-house research and development programmes				
PX 104.1	HER-2 Protein	Breast cancer	Pharmexa	Phase II
PX 107	RANKL	Bone disorder	Pharmexa	Research
PX 101	TNFα	Inflammation	Pharmexa	Pre-clinical
PX 112	Undisclosed	Cancer	Pharmexa	Research[1]
PX 113	Undisclosed	Cancer	Pharmexa	Research[1]
PX 114	Undisclosed	Inflammation	Pharmexa	Research[1]
Partnered research programmes				
PX 103.2	HER-2 MVA	Breast cancer	Bavarian Nordic	Pre-clinical
PX 106	Undisclosed	Alzheimer's disease	H. Lundbeck	Pre-clinical
	Undisclosed	Animal health	Schering-Plough	Research

Note:
1) Described below in "New projects".

ment, working with many different partners. We attach importance to starting the collaboration with the contract manufacturer (CMO) early in the process, allowing us to quickly and effectively transfer processes and analysis methods when the AutoVac™ vaccine is ready for production.

PHARMEXA'S PIPELINE

Over the past five years, we have built a product pipeline in a broad range of therapeutic fields. This has been done in collaboration with partners and in-house with a number of proprietary programmes.

In the following, we describe each of the projects in the table. The most advanced projects are described in greater detail than the other projects. For the projects in which we have signed partnership agreements, the level of detail is further restricted by the specific agreements we have made with the partner concerning disclosure about the structure and contents of the agreement.

HER-2 Protein AutoVac™ against breast cancer (PX 104.1)

Human Epidermal Growth Factor Receptor 2 (HER-2) is a validated cancer target. Both in vitro and in vivo studies have indicated that HER-2 over-expression plays a pivotal role in the creation of tumours and metastases. Approximately 20-30% of women diagnosed with breast cancer over-express the HER-2 protein on tumour cells and this over-expression is generally associated with a more aggressive disease course and poorer prognosis compared to HER-2 negative patients. HER-2 is also over-expressed on several other cancer types. A HER-2-targeting monoclonal antibody-based therapy, Herceptin, has been approved by the authorities in the United States and Europe.

Pharmexa is developing the HER-2 Protein AutoVac™ vaccine for the treatment of metastatic breast cancer. Following the announcement of positive Phase I trials in January 2004, we have now initiated the first Phase II trial with the HER-2 Protein AutoVac™ breast cancer vaccine. Enrolling up to 50 breast cancer patients, the trial is expected to be completed by mid-2006, provided patient recruitment progresses as planned. The trial will be performed in Poland and Hungary. We recently filed an application for authorisation to commence another Phase II trial, also in Poland and Hungary.

The HER-2 Protein AutoVac™ vaccine is designed to induce an antibody response against the HER-2 protein. We have previously reported promising data from a Phase I trial, which showed that the vaccine is capable of inducing an antibody response and is well-tolerated by patients. However, the purpose of the Phase I trial was not to demonstrate a tumour effect. At the next development stage, the objective of the Phase II trial is to investigate the clinical effect of the vaccine, including its tumour effect. In addition, the vaccine's ability to induce the intended antibody response is investigated further.

In the course of a six-week period, patients will receive four initial immunisations with 1.25 mg HER-2 Protein AutoVac™ formulated in Alhydrogel™ adjuvant and subsequently additional "booster" immunisations every four weeks for up to 26 weeks. The trial will be performed at 5-10 cancer research centres in Poland and Hungary. These centres are scheduled to recruit up to 50 patients with active HER-2 positive breast cancer.

Alhydrogel™, an aluminium based adjuvant, is one of several different adjuvants that have been evaluated and tested in pre-clinical studies in the HER-2 Protein AutoVac™ project. Adjuvants vary in strength, i.e. their ability to raise a strong immune response, ease of use, whether they require a licence from a third party or not, and the extent to which they have previously been tested in patient trials or form part of other already marketed products. Pharmexa considers the choice of adjuvant an integral part of the development of new AutoVac™ products and devotes significant resources to adjuvant selection and testing. Pre-clinical studies in primates have shown that the HER-2 Protein AutoVac™ vaccine generated high antibody titers with three adjuvants tested, and that there was no significant difference between the immune responses generated with the aluminium based adjuvant and the other adjuvants tested. On this basis, the Company decided to formulate the HER-2 Protein AutoVac™ vaccine with the aluminium based adjuvant, since this adjuvant is well known and accepted by regulatory authorities, licence free and easy to use. Aluminium adjuvants are considered to be relatively weak but have the distinct advantage of being free to use. The ability of the AutoVac™ technology to enhance immune responses even with a relatively weak adjuvant illustrates the potential of the technology. This provides the Company with considerable flexibility with regard to dosage and formulation as we move forward in clinical trials.

We recently filed an application to commence another Phase II trial, in which the vaccine is formulated in QS-21, a stronger adjuvant. As for the trial above, this trial is scheduled to take place in Poland and Hungary and will enrol up to 50 breast cancer patients. We therefore expect this Phase II trial to be completed around the turn of the year 2006/07. The purpose of conducting two parallel Phase II trials is to generate as much information as possible on the relationship between vaccine dose, adjuvant and immune response in preparation for future pivotal Phase III studies. In this way, we increase the likelihood of demonstrating clinical effect in the Phase II study, while also increasing the value of the programme in relation to future license partners.

HER-2 MVA AutoVac™ against breast cancer (PX 103.2)

Pharmexa has developed a HER-2 DNA AutoVac™ vaccine for the treatment of breast cancer in which the immune system is stimulated to induce killer cells (CTLs) against the cancer cells. In December 2002, Pharmexa successfully completed a Phase I/II clinical trial involving 27 patients, and Pharmexa subsequently received approval to conduct a

Phase II clinical trial in Denmark and the UK. However, this trial was postponed for priority reasons. The decision was also spurred by our decision to focus our project portfolio on the AutoVac™ Protein technology, in which antibody-based vaccines may provide us with a more favourable position, offering a more effective, safer and cheaper alternative to monoclonal antibodies and passive immunotherapy. However, AutoVac™ DNA is still a valuable platform, alone or in combination with other technologies such as Bavarian Nordic's MVA vector technology.

Pharmexa and BN ImmunoTherapeutics, a wholly-owned subsidiary of Bavarian Nordic, recently entered into an agreement whereby BN ImmunoTherapeutics obtains a global non-exclusive licence to formulate the HER-2 DNA AutoVac™ vaccine in Bavarian Nordic's patented MVA-BN vector. This agreement continues a previous research agreement between Pharmexa and Bavarian Nordic. The agreement involves milestone payments and royalties to Pharmexa.

Under the new agreement, BN ImmunoTherapeutics will develop a new therapeutic vaccine for the treatment of breast cancer combining the technologies of the two companies. The MVA-BN vector will transport the HER-2 DNA AutoVac™ molecule into the immune cells, which subsequently initiate both a cell-based and an antibody-based attack on the cancer cells that overexpress the HER-2 receptor. Bavarian Nordic has previously demonstrated that the MVA-BN vector induces an immune response when used in cancer treatment. However, the inclusion of the AutoVac™ technology is expected in particular to boost the antibody-based immune response and, by extension, the efficacy of the vaccine.

The market for breast cancer

With around 1.2 million new cases diagnosed in 2004 (source: Cancer Vaccines: Measuring Market Potential, 2004) breast cancer is the most common form of malignant cancer in women. Breast cancer represents 39% of all diagnosed female cancers (source: Cancer Vaccines: Measuring Market Potential, 2004). The market for an effective treatment of breast cancer is large with an estimated 400,000 new cases diagnosed annually in the G7 countries, of which 50% have metastases at the time of diagnosis (source: British Medical Journal, 2000). Treatment for breast cancer depends on the stage of the disease and on the type of cancer. The primary treatment is surgery. Depending on the stage at diagnosis/surgery, either adjuvant endocrine treatment, chemotherapy or radiation therapy is instituted, while first and second line endocrine and/or chemotherapy is instituted at later stages.

There are currently three types of drug therapy used in the treatment of breast cancer; chemotherapy, hormone therapy and the recently developed area of immunotherapy. The use of monoclonal antibodies in the treatment of cancer is a relatively new approach – although one on which increasing attention is being focused. The first drug in this class of treatment of breast cancer is Genentech and Roche's Herceptin, which was launched in 1998 in the United States. It was approved for monotherapy in patients who have tried and failed on chemotherapy or for first line use in metastatic breast cancer in combination with Taxol. Herceptin is in the process of achieving status as first choice treatment in the United States and generated global annual sales of USD 1.64 billion in 2004 (source: Roche and Genentech annual reports 2004).

Positioning

We expect that any breast cancer products we develop will enter a market which is fundamentally very similar to the current environment. Within the next five years, there appears to be no significant new products anticipated to dramatically impact the treatment of breast cancer. The current hormone therapies and chemotherapeutic agents available are expected to remain the mainstay of treatment.

In this environment, we believe that our HER-2 AutoVac™ breast cancer products will have a number of benefits that will appeal to potential partners and end-users.

The HER-2 Protein AutoVac™ vaccine builds directly on the success of Herceptin in the breast cancer market. The blockbuster success of Herceptin provides our HER-2 products with a wide acceptance of the HER-2 receptor as a target for therapy. Management estimates that this and other factors driving the continued sales growth of Herceptin will provide a substantial potential market for Pharmexa's product.

We have commissioned market research for the specific purpose of evaluating the potential market for antibody-based and cell-based HER-2 AutoVac™ products, and have held meetings with regulatory authorities and discussions with our clinical advisers. This has confirmed our expectation that even if our breast cancer products only demonstrate comparable efficacy to Herceptin, they still address key unmet medical needs which could boost their success in this market. The expected ease of administration of a vaccine such as ours is important in this context, and interviews with opinion leaders in the field have confirmed that the low dose and infrequent treatments required with our AutoVac™ products are likely to be key future competitive parameters. We also believe that Pharmexa's products could have a significant advantage in terms of production costs per treatment given the comparatively low amount of recombinant protein required.

In addition, we believe that there may be a major commercial benefit in positioning AutoVac™ in the adjuvant setting (the potentially year long "preventive" treatment after surgical removal of the cancer) given the large number of patients in this group.

Intellectual property concerning HER-2

A number of issued patents relating to HER-2 currently exist and Pharmexa has filed specific patents on its HER-2 AutoVac™ constructs. Management believes it has freedom to operate in terms of patents (no infringement of other patents) with both the HER-2 DNA AutoVac™ and the HER-2 Protein AutoVac™ products in relation to these patents.

RANKL AutoVac™ against bone disorders (PX 107)
In a number of metabolic bone disorders, changes occur in the amount of Receptor Activator of NF-kB Ligand (RANKL) in the cells. RANKL is a key regulator of bone resorption and a therapeutic target for diseases associated with bone destruction such as osteoporosis (bone metastases), rheumatoid arthritis and metabolic bone diseases. Activated T-cells, osteoblasts and certain stromal cells express RANKL, and many compounds that induce bone resorption act by enhancing RANKL expression. RANKL stimulates osteoclast differentiation and activation, and prolongs the survival of mature osteoclasts. Osteoprotegerin (OPG), a soluble decoy receptor, can neutralise RANKL and help maintain the balance of bone resorption and formation. Disruption of the natural RANKL–OPG balance is associated with pathological bone destruction as seen in osteoporosis, rheumatoid arthritis and metastatic bone cancer. Neutralising RANKL is effective at reducing bone destruction in animal models of postmenopausal osteoporosis, rheumatoid arthritis, bone metastases and periodontal disease.

Pharmexa has demonstrated that preclinical studies suggest that vaccination against the RANKL protein using the AutoVac™ method seems to be effective in the control of bone loss and inflammation.

We are currently developing a human RANKL Protein AutoVac™ vaccine as a therapeutic for pathological bone diseases. We have produced a large number of human RANKL Protein AutoVac™ molecules, and after screening, we select a panel of molecules for further pre-clinical development. Management expects that IND filing to the FDA in the RANKL Protein AutoVac™ programme could take place in 2007, provided that the necessary funding is in place.

The US biotechnology company Amgen works with passive immunisation (monoclonal antibodies) against the RANKL protein and in 2004 publicised promising proof of concept results of Phase II clinical trials focusing on osteoporosis, which support the Pharmexa project. Against this background, Amgen is currently initiating three Phase III studies and three Phase II studies within osteoporosis, treatment-induced bone loss in breast and prostate cancer and metastatic breast cancer. Apart from Amgen and Pharmexa, we are not aware of others pursuing this target in pre-clinical trials with an immunotherapeutic drug.

Market
Every year, millions of new patients around the world are diagnosed with cancer. In many of these cases the cancer gradually spread as metastases to the bones. It is estimated that 65-75% of breast cancer patients with metastases and 95-100% of multiple myeloma patients develop bone metastases during the course of their disease, leading to severe pain and bone fractures. A large proportion of hospital costs of cancer patients are related to skeletal complications and current treatments are few and have severe side effects.

Osteoporosis and low bone mass is a major health concern affecting more than 44 million men and women over the age of 50 in the United States (source: the International Osteoporosis Foundation, 2003). In osteoporosis the normal process of maintaining bone strength is imbalanced, resulting in weakened bones that are more likely to fracture. According to the International Osteoporosis Foundation audit report "Call to Action" published in 2001, osteoporosis costs national treasuries in the EU more than DKK 35 billion annually in hospital healthcare alone.

Positioning
There are currently two major classes of compounds in the market for treating and preventing diseases characterised by bone destruction; the bisphosphonates and the selective oestrogen receptor modulators (SERMs). These treatments aim to reduce the rate of bone destruction and include drugs such as Fosamax (Merck KGaA), Actonal and Didronel (Aventis and Pfizer). Sales of bone calcium regulators in 2002 totalled DKK 25 billion (IMS R&D focus). 2001 saw the launch of Novartis' bisphosphonate Zometa, which achieved sales of DKK 6 billion in 2004 (source: Novartis 2004 annual report). Other therapies available include oestrogen or hormone replacement therapies, although these are largely used for prevention, and calcitonins.

A number of new therapies are currently under trial for the treatment and prevention of osteoporosis. They include sodium flouride, vitamin D metabolites, parathyroid hormone, other bisphosphonates and SERMs. Eli Lilly has developed recombinant parathyroid hormone (rPTH) as an alternative osteoporosis therapy. The product (Teriparatide, Forteo) was launched in 2003. In addition, Pfizer's Lasofoxifene is in the pre-registration phase.

Intellectual property
In 2004, Pharmexa was granted a patent with broad claims in the US for the RANKL AutoVac™ product. The patent covers medical treatment with immunogenic RANKL variants, i.e. variants of the RANKL protein that may provoke immune response. The patent is broad and not limited to the use of the AutoVac™ technology but also covers the majority of all known immunisation methods targeting the RANKL protein. Pharmexa thus has a strong patent position in respect of this target.

AutoVac™ for Alzheimer's disease (PX 106)
Since 2000, Pharmexa has conducted joint research and development with H. Lundbeck using Pharmexa's AutoVac™ technology for the development of a vaccine for treatment of Alzheimer's disease. Alzheimer's disease is an incurable, deadly, neurodegenerative disease that attacks brain cells, nerves and the communication between these. The disease is characterised by progressive cognitive deterioration, i.e. deterioration of memory and perception, and speech problems, which in time will render the patient unable to take care of him or herself. In the late stages of the disease mental problems such as anxiety, confusion and anger may occur. Current treatments are limited to symptom relief and there is a need for new and improved drugs.

Earlier in the partnership process, Pharmexa established

proof of concept with the vaccine in pre-clinical trials. This means that the AutoVac™ technology applied to the protein target causing Alzheimer's disease in relevant animal models has shown the desired effect. Based on these results, H. Lundbeck has commenced the development stage of the project, in which a limited number of AutoVac™ molecules will be further examined with a view to finally selecting the development molecule and back-ups for human clinical trials.

Market

It is estimated that there are 4 million Alzheimer's patients in the United States and a similar number in Europe, corresponding to approximately 10% of the population over the age of 65 (source: Alzheimer's Association, 2004). According to the US Alzheimer's Association, the United States spends more than DKK 550 billion a year on Alzheimer's disease, which is the fourth most common cause of death in adults. This translates into an average lifetime cost per Alzheimer's patient of approximately DKK 1.1 million. According to the IMS, the North American market for Alzheimer's drugs totalled only approximately USD 1.2 billion in 2003, compared to USD 730 million for Europe and approximately USD 340 million for the rest of the world (source: IMS R&D Focus), reflecting the need for effective drugs. Thus the Alzheimer's market represents one of the largest opportunities in the pharmaceutical industry and is largely uncovered.

Positioning

The main focus of pharmaceutical companies' drug development efforts to date has been to try and preserve levels of the neurotransmitter acetylcholine in the brain of Alzheimer's patients and thus reduce the symptoms.

The current treatment choice is the class of drugs known as cholinesterase inhibitors, which inhibit the breakdown of acetylcholine and perpetuate its effect centrally. Within this class of drugs, Pfizer's/Eisai's Aricept is the therapy of choice, generating sales of DKK 6.4 billion in 2003 (Eisai's 2004 annual report). Other drugs within this class include an earlier introduced drug, Cognex (tacrine) from Warner Lambert, and a more recently introduced product, Exelon (rivastigmine) from Novartis.

Other more novel approaches to the treatment of Alzheimer's are currently being tested in clinical studies. BACE inhibitors under development by Elan and Scios are examples along with NSAID drugs, GSK-3 and CDH-5 kinase inhibitors. In contrast, H. Lundbeck and Pharmexa are aiming to develop a biological drug based on Pharmexa's AutoVac™ technology, which may represent an entirely new way of treating Alzheimer's disease. Rather than traditional symptom relief, Management believes that the approach may provide actual treatment of the underlying disease.

Together with Wyeth Pharmaceuticals, the Irish biotechnology company Elan publicised new clinical results in 2004 showing that active vaccination may have a reducing effect on the incidence of harmful proteins in the brains of people with Alzheimer's. The results substantiate the rationale of the Pharmexa/H. Lundbeck project. We believe that the AutoVac™ concept will place Pharmexa and H. Lundbeck at the forefront in this race in which the safety of the vaccine is at least as important as its efficacy. Our comprehensive pre-clinical data indicate that our vaccine will be both safe and efficacious.

Intellectual property

Management believes that Pharmexa has freedom to operate on the Alzheimer's project in terms of patents, and we have made specific patent filings on the molecules that are under selection for development.

TNFα AutoVac™ against inflammatory diseases

Tumour Necrosis Factor alpha (TNFα) is a potent cytokine produced mainly by activated macrophages. TNFα has a central role in the initiation and perpetuation of the inflammatory processes in chronic inflammatory diseases like rheumatoid arthritis, psoriasis and Crohn's disease.

Pharmexa is developing an anti-TNFα product for the treatment of rheumatoid arthritis but the product may also be applicable to other chronic inflammatory diseases such as psoriasis and Crohn's disease.

In November 2003, an analysis we performed showed that an early TNFα vaccine based on Pharmexa's AutoVac™ technology induced antibodies in approximately half of the analysed patients in a Phase I/II trial conducted in London in 2000-2001 in 28 cancer cachexia patients. These results showed that the AutoVac™ technology, as expected, can induce antibodies in patients against disease-associated proteins like TNFα.

In the first six months of 2004, we prepared the TNFα AutoVac™ project for the late preclinical phase. A number of very immunogenic AutoVac™ TNFα molecules have been produced and tested. In preclinical trials the new molecules have provided high levels of neutralising antibodies. In addition, they can be produced in large quantities in ordinary bacterial expression systems, which is a major benefit. In certain areas our work relating to proteins in this project has been so groundbreaking that we have filed a patent application for various aspects of the work. The next step is to find a partner with whom we can quickly bring the project forward to clinical trials. Until we find a partner for the project, very few or no research activities will be carried out by Pharmexa in this respect.

Information about some of the protein-chemical work relating to the TNFα AutoVac™ project was published in the highly reputed scientific magazine Journal of Biological Chemistry (Nielsen et al., August 6, 2004).

Market

More than 5 million people in Europe and the United States suffer from rheumatoid arthritis (Source: Propagate Pharma, 2003) and, on an annual basis, approximately 400,000 people in the Western world suffer from Crohn's disease. The approach to treatment for patients with rheumatoid arthritis is first-line symptomatic therapy, such as NSAIDS (Non-Steroidal Anti-Inflammatory Drugs). This type of therapy controls the symptoms of rheumatoid arthritis but is only suitable for mild rheumatoid arthritis patients. More severe rheumatoid arthritis patients are treated with the more potent DMARDs (Disease Modifying Anti-Rheumatic Drugs), which affect the structural aspects of the disease – cartilage and bone – as well as symptoms of rheumatoid arthritis. DMARDs include non-biologic drugs like methotrexate and immunosuppressive agents and biologic therapies like Enbrel®, Remicade® and Humira®. The new anti-TNF products are injected subcutaneously or infused intravenously and they are generally more expensive than traditional DMARDs. Furthermore, they represent a therapeutic breakthrough for many patients. Enbrel®, Remicade® and Humira® are marketed in the United States and Europe and achieved combined sales of USD 5.5 billion in 2003 (Source: Amgen, Wyeth, Johnson & Johnson, Schering-Plough and Abbot Laboratories annual reports 2003).

Positioning

Management believes that developing an improved anti-TNFα drug is clearly an attractive goal given the current market value of this class of drugs and the anticipated longevity of this mechanism of action in the inflammatory disease market place. Pharmexa's TNFα AutoVac™ product is targeting a large and rapidly growing therapy area, with sales of anti-TNFα products in rheumatoid arthritis forecast to exceed DKK 40 billion in 2010. In addition, despite the level of R&D activity in this disease area, the opinion leaders interviewed in connection with the Company's market research anticipate that anti-TNFα products will remain the mainstay of treatment at least in the medium term. In November 2004, the Swiss biotechnology company Cytos commenced a Phase I/II trial with TNFα against psoriasis, confirming that TNFα is an attractive target also for active immunotherapy.

Based on the products currently in development, we believe that market shares in the anti-TNFα market in the future will be decided by relatively small advantages in the individual products. The TNFα AutoVac™ product may offer ease of administration with dosing intervals of up to 8 weeks, which may be an advantage in certain patient groups. In addition, TNFα AutoVac™ is, to our knowledge, the only concept that offers "natural" antibodies, as opposed to injected humanised or murine monoclonal antibodies manufactured externally.

Although small-molecule-based anti-TNFα products may be an attractive approach, Management believes that there is still a significant inherent safety risk in using this approach, because these small molecules, other things being equal, are expected to be less specific than a biologic compound. We therefore expect protein-based drugs to remain the preferred treatment. However, companies looking to in-license protein-based anti-TNFα products will potentially face the risk and capital investment associated with building sufficient manufacturing capacity to supply new monoclonal antibody-based products. We therefore believe that an important benefit and key competitive parameter of the TNFα AutoVac™ product is the very low volume of protein required per patient. This will significantly reduce the manufacturing demands on the eventual marketer and will be a key strength when pricing eventually becomes a competitive parameter in the rheumatoid arthritis market.

In addition to its potential in the treatment of rheumatoid arthritis, the TNFα AutoVac™ product offers potential in the treatment of other inflammatory diseases, including Crohn's disease, psoriatic arthritis, psoriasis and ulcerative colitis.

Intellectual property

Management believes that Pharmexa has freedom to operate with AutoVac™ Protein on TNFα in terms of patents, and we have made specific patent filings on the molecules selected for development.

AutoVac™ for application to veterinary disease

In March 2000, Pharmexa signed a global research, collaborative and licence agreement with Schering-Plough Animal Health regarding the use of the AutoVac™ technology in the veterinary field. As the agreement involves actual transfer of technology, it provides Pharmexa with very limited insight in, and influence on, the activities pursued by Schering-Plough Animal Health under the terms of the agreement. However, Pharmexa still owns all human applications of results obtained by Schering-Plough with the AutoVac™ technology. Schering-Plough Animal Health has paid a technology transfer access and transfer fee to Pharmexa and will pay up-front and milestone payments on each product. Pharmexa will eventually also receive a share of Schering-Plough Animal Health's profit from any sales of products.

New projects

Based on recent years' promising clinical results from the HER-2 DNA AutoVac™, HER-2 Protein AutoVac™ and TNFα AutoVac™ projects and the extensive experience we have gained concerning the development of AutoVac™ vaccines, it has been a natural step for us to select less well validated targets in the new generation of AutoVac™ projects, as this optimises the risk diversification in our project portfolio. We recently initiated three early-stage AutoVac™ projects in cancer and inflammatory disease; on the back of comprehensive preliminary studies we have selected new promising targets that will allow us and any future collaborative partners the opportunity to be the first to market distinctly innovative, new immunotherapeutic drugs. We expect to initiate another inflammation project within a short period of time. New AutoVac™ projects and ideas for new income-generating partnerships are founded on these activities. These early activities also help us build new and valuable patent positions concerning the application of the AutoVac™ technology on new targets. In the slightly longer term, this work is therefore vital for Pharmexa, involving only a limited initial investment in research activities.

GEMVAX ACQUISITION

BACKGROUND AND RATIONALE FOR THE GEMVAX ACQUISITION

The GemVax acquisition broadens Pharmexa's clinical project portfolio and may potentially allow Pharmexa to bring a product to market several years sooner than originally anticipated. In addition, the acquisition is consistent with the strategy as described in the Company's prospectus of April 2004.

We aim to position Pharmexa as a world leader in the field of active immunotherapy. This position requires a broad, well-diversified clinical project portfolio and a broad technological base and patent position. With its AutoVac™ platform, Pharmexa already has a very strong technology with which to develop immunotherapeutic products based on antibodies. GemVax's peptide vaccine technology will enhance our position in the area of immunotherapy, which is focused on T-cells and their involvement in the fight against cancer cells. GemVax's patent portfolio also provides us with key patent positions on Telomerase and RAS – two of the most promising cancer targets.

GemVax's most advanced vaccine, GV1001, has demonstrated promising results in clinical trials with pancreatic cancer patients. In a number of small Phase I clinical studies, GV1001 has also demonstrated promising results in a number of other cancer forms. To date, GemVax's vaccines have been tested in more than 300 cancer patients without any serious side-effects, demonstrating clinical effect in several trials. As a result, we expect to commence Phase III studies with GV1001 in 2006.

The rationale for acquiring GemVax may be summarised as follows:

- Management believes that GemVax's GV1001 vaccine has moved Pharmexa a big step closer to bringing its first product to market. GV1001 may become a drug with a considerable potential, as the vaccine targets Telomerase, which is generally considered an almost universal anti-cancer target.
- At Pharmexa, we already have the clinical, regulatory and manufacturing know-how required to bring forward GemVax's clinical programmes and generate additional value in this project portfolio. Furthermore, there are synergies in terms of research, pre-clinical as well as clinical development, as both companies engage in immunotherapeutic drugs against cancer.
- The GemVax portfolio, including GV1001 and GV1002 and other vaccine programmes, provides us with several opportunities for additional clinical studies in many different cancers. This allows us to increase the news flow from Pharmexa, giving us even more opportunities to enter into attractive license agreements with large pharmaceutical companies.
- GemVax's broad scientific network and, especially, its collaboration with the Radium Hospital in Oslo provide us with access to some of the latest cancer research and, potentially, to entirely new cancer targets.
- Moreover, owing to its network among European universities and hospitals, GemVax has generated high-quality clinical results cost-effectively. We will continue to extend these relationships in Pharmexa.

BRIEF DESCRIPTION OF GEMVAX

GemVax is a Norwegian limited liability company established in 2001 as a spin-off from Norsk Hydro (now Hydro ASA) following a Norsk Hydro decision to pull out of drug development. GemVax is a wholly owned subsidiary of GemVax Holding AS, whose ownership structure is described in "Shareholder structure of GemVax Holding AS". The spin-off was carried out by Mona Møller and Jon Amund Eriksen, the two employees of GemVax.

GemVax is focused on the development of peptide vaccines, which are innovative immunotherapeutic anti-cancer drugs. The company's technology and products are based on research and development efforts carried out by Norsk Hydro since 1990, representing direct R&D expenses in excess of DKK 145 million according to estimates made by GemVax's management.

Since the company was formed in 2001, GemVax's business model has been based on partnerships with leading clinical and scientific institutions, and the company's current drug development efforts rely on a very broad network, which includes the Norwegian Radium Hospital (Oslo), Ullevål University Hospital (Oslo), Karolinska University Hospital (Stockholm), Inselspital Berne and the Royal Liverpool University Hospital. In addition to providing GemVax with a strong clinical foundation, this business model has also contributed to keeping the company's costs at bay. Since its formation, GemVax has only had two full-time employees, while the actual number of persons working on the company's technologies and programmes since 2001 is far greater.

Since its formation in 2001, GemVax has operated on very limited financial resources due to the depressed international and Norwegian capital markets for biotech funding. The company's shareholders have found that the best way to ensure the ongoing progress of the product portfolio would be to sell GemVax to a larger biotechnology company with well-documented experience in developing immunotherapeutic anti-cancer drugs.

GemVax focus area: peptide vaccines against cancer
In clinical trials, peptide vaccines have proved effective in stimulating the arm of the immune system that employs T-cells and killer cells. Peptides are much smaller molecules than proteins and can therefore be produced artificially through a process known as peptide synthesis, whereas proteins require biological production. This means that peptide-based drugs are relatively cheaper to manufacture, and the many, often complicated, steps involved in biological production can be avoided. Unlike a number of other types of immunotherapy, peptide vaccines are off-the-shelf drugs that can be administered in a simple intradermal injection.

A number of foreign biotechnology companies are currently involved in peptide vaccines against cancer, including Aphton (USA), Epimmune (USA), Biomira (USA) and Progenics (USA). As is the case with a number of other technologies in the field of active immunotherapy, peptide vaccines remain to be validated as a therapeutic concept. The most advanced peptide vaccine is currently in Phase III. However, a number of peptide vaccines have demonstrated promising results in clinical studies, and one or more of these vaccines are likely to reach the market within the next few years.

Clinical results

The primary objective of GemVax's clinical trials was initially to demonstrate that the company's peptide vaccines are safe and capable of inducing the required immune response, as an appropriate immune response is a prerequisite for clinical effect. Secondarily, the company has monitored clinical effects (e.g. increased survival and/or tumour reduction) and has demonstrated such effects in several clinical trials. To date, GemVax and its clinical collaborative partners have vaccinated more than 300 cancer patients with the company's peptide vaccines against Telomerase, RAS and MSI, observing no serious side-effects in any of these trials that were related to the treatment.

The clinical trials indicate that patients generally show an immune response 2 to 4 weeks after the first vaccination. The number of immune responders depends primarily on the type of peptide used in the vaccine as well as the dose and the patient's immune status (the strength of the patient's immune system). The company's vaccines have generally induced immune responses in a high proportion of the patients – up to 80-90% depending on the patient's immune status. Preliminary clinical results also indicate that immune responders live longer than non-immune responders.

GemVax's vaccines have been tested in nearly 20 different clinical trials some of which have been small, explorative investigator-sponsored trials with a limited input from GemVax. A brief summary of GemVax's clinical project portfolio is given below. The table is not exhaustive, but includes a number of representative clinical studies demonstrating the breadth of the company's technologies.

In the further development of GemVax's portfolio, Pharmexa intends to focus primarily on the GV1001 vaccine which is described in greater detail below. Also, we intend to investigate the possibilities of making new clinical trials with a combination of Telomerase and RAS and with GV1003 and/or other peptide vaccines from the GemVax portfolio.

GV1001: A cancer vaccine targeting Telomerase

GV1001 is a peptide vaccine that activates the immune system – primarily the immune system's T-cells – to recognise and kill cancer cells. GV1001 targets an enzyme called Telomerase. Telomerase is seldom found in normal cell types but is overexpressed in most cancer cells. In scientific circles, Telomerase activity is considered a key factor in the process whereby cancer cells lose their normal mortality, which is a common feature for all cancers. In theory, GV1001 could therefore turn out to be a universal cancer vaccine.

Being one of the body's own protein substances, the telomerase enzyme will not normally be recognised and attacked by the immune system. GV1001 exploits the fact that the immune system can in fact recognise and respond to parts of the Telomerase molecule, provided it is presented in the right way.

In cancers, the immune system's Antigen Presenting Cells (APC) will present Telomerase fragments (or "Telomerase peptides") stemming from cancer cells, but this does not necessarily include peptides with appropriate immunogenicity or is too rare an occurrence to activate the few circulating T-cells which are capable of recognising these Telomerase fragments. GV1001 works by ensuring that the presentation of an immunogenic Telomerase peptide on the surface of the Antigen Presenting Cells is massive enough for the T-cells, especially the T-helper cells, to notice. Following this recognition, the T-helper cells will begin to divide. The activated and proliferating T-cells may have a direct anti-tumour effect and may also contribute to creating cytotoxic T lymphocytes ("CTL" or "killer cells"), which are ca-

Figure 6: Summary of GemVax's clinical programmes

Name	Target	Indications	Marketing rights	Status
GV1001	Telomerase	Pancreatic cancer	GemVax	Phase I/II
GV1001/HTERT	Telomerase/HTERT	Skin cancer	GemVax	Phase I (ongoing)
GV1001/HR2822	Telomerase/HR2822	Lung cancer	GemVax	Phase I/II (ongoing)
HR2822/RAS	Telomerase/RAS	Pancreatic cancer	GemVax	Phase I/II
GV1003 (MSI)	TGFβRII/BAX	Colorectal cancer	GemVax	Phase I/II
RAS	RAS	Pancreatic cancer	GemVax	Phase I/II
RAS	RAS	Colon cancer	GemVax	Phase I/II

Figure 7: Illustration of the fundamentals of the GV1001 vaccine:

GV1001 vaccination: Killing of tumor cells by T-cells


Vaccine injection
Tumor
Skin
Cross-presentation
Migration of T-cells
Lymph node
Killing of tumor cells
Activation and proliferation of T-cells
Cytotoxic T-cell, telomerase specific
T-helper cell, telomerase specific

The figure shows how GV1001 is taken up by dendritic (APC) cells in the skin, which subsequently migrate to the lymph nodes, where the T-cells are activated when they notice the telomerase epitopes from the vaccine. Telomerase-specific killer cells (CTL) as well as telomerase-specific T-helper cells are activated. These cells migrate, identify and kill cancer cells expressing telomerase. In addition, T-helper cells contribute to stimulating a number of new killer cells which recognise other epitopes using so-called cross-presentation. In this way, the cancer cell is attacked in a number of different ways.

pable of recognising and destroying cancer cells expressing Telomerase.

GemVax has tested the GV1001 vaccine in a Phase I/II clinical trial in 48 (38 evaluated) patients with pancreatic cancer. The patients were allocated to three dose groups: 60nmol, 300nmol and 1,000 nmol. In the patient group which received the medium-high dose, 75% of the patients obtained an immune response. The highest dose did not result in a higher immune response than the middle dose, possibly because the patients had received the maximum stimulation at the middle dose. The immune response occurred quickly, after 3-4 weeks, and was of long duration. The median survival time for patients in the medium-high dose group was 8.6 months, compared with a median survival time of approx. five months for patients treated with Gemcitabine. The median survival time is the period after which half the patients are still alive. The median survival time in the middle dose group was 3-4 months higher than both the lowest and the highest dose group, indicating a dose effect. In the figure below, the patients in the high and the middle groups have been added together (the black curve) and compared with the lowest dose (the red curve). The median survival time is the number of days on the x axis at the point where the curves cut 0.50 on the y axis.

Figure 8: Results of GemVax's Phase I/II trials with the GV1001 vaccine

Survival low dose vs intermediate + high dose


60 nmol (n=8)
300 nmol + 1000 nmol (n=30)
P=0.01
Multivariate with Karnofsky as covariate: P=0.03
Survival distribution function
1.00
0.75
0.50
0.25
0.00
0
100
200
300
400
500
600
Survival (days) from first vaccination
STRATA: twogroup = Intermed+high dose twogroup = Intermed+Low dose

Pharmexa has analysed patient data from the study and has found that the conclusions are robust. There is a statistically significant difference in the median survival time between the lowest dose group and the two highest dose groups even when adjustments are made for the patients' general health at the beginning of the trial in the various groups measured by the so-called Karnofsky score. Along with external experts, we have compared the survival data from this trial with other clinical trials, and we have concluded that they are just as good or better than any other results reported within this type of cancer.

There was a statistically significant improvement in the median survival time between patients demonstrating an immune response and patients who failed to demonstrate an immune response, as the median survival time for these two groups was 7.2 months and 2.9 months, respectively. The vaccine was well tolerated and there were no vaccine-related side-effects. The further development of GV1001 will be based on the medium-high dose.

Since 2000, GV1001 has been tested in seven small clinical trials in non-small cell lung cancer (NSCLC), malignant melanoma and pancreatic cancer. An aggregate of more than 120 patients were vaccinated with GV1001. There were significant signs of a clinical effect, while the vaccine demonstrated no major side-effects in any of the trials.

Based on these promising results, GemVax and its collaborative partners are planning to commence additional clinical trials with GV1001 in pancreatic cancer, including the TeloVax study, which is a major Phase III study. In addition, the Company is considering initiating additional clinical trials with GV1001 in lung cancer.

GV1002: A combination of Telomerase and RAS

One of the advantages of the peptide vaccines is that they can contain more than one peptide and thereby target more than one cancer protein. In the GV1002 vaccine, GemVax has combined the Telomerase peptide with three RAS peptides, attacking the cancer cells from several sides. Mutations in the RAS gene family, another of the cell's own proteins, disturb the normal cell processes and contribute to developing cancer cells. There have also been signs that patients with RAS mutations are less responsive to chemotherapy. RAS mutations are found in more than 80% of pancreatic cancers, in 30-50% of colorectal cancers and in about 30% of NSCLC cancers. Against this background, RAS is considered a broad cancer target, prompting GemVax and other businesses to work with a cancer vaccine targeting RAS.

More than 200 patients with pancreatic or colorectal cancer have been vaccinated with GemVax's RAS peptide vaccines, showing promising clinical results and no major side-effects. Norsk Hydro conducted two small Phase I/II trials from 1995 to 2000 in patients who had recently had pancreatic cancer surgery. The median survival time in the group receiving GemVax's RAS vaccine nearly doubled compared to the historical control group.

Together, the results with the GV1001 vaccine and the RAS vaccines provide a strong rationale for combining the two targets with a view to attacking the cancer cells from several angles. GemVax has put the RAS vaccines, including GV1002, on hold due to a lack of resources, but the promising clinical results would support a further development of this concept.

Other peptide vaccines

GemVax's GV1003 vaccine is a vaccine targeting a group of cancer diseases characterised by Micro Satellite Instability (MSI). MSI is caused by mutations in specific DNA repair genes and are connected with certain hereditary types of cancer. GemVax has tested an MSI peptide vaccine in a small Phase I/II clinical trial in patients with colorectal cancer. All of the nine vaccinated patients developed the intended immune response, and there were no major side-effects related to the vaccine. Based on these results, GemVax is planning to initiate additional clinical trials with actual preventive vaccination of persons having a high risk of developing hereditary colon cancer.

Market

The market for anti-cancer drugs is one of the most rapidly growing in the pharmaceuticals industry. In 2003, the direct medical expenses for the treatment of cancer amounted to USD 64 billion in the USA alone (source: Cancer Vaccines: Measuring Market Potential). The market is currently dominated by cell poisons, i.e. chemotherapeutics. In recent years, however, immunotherapeutic drugs based on monoclonal antibodies have also posted substantial growth rates of more than 10% per annum.

Pancreatic cancer

Pancreatic cancer affects approximately 85,000 people in the western world every year. The diagnosis is associated with a very poor prognosis. Nine out of ten patients are inoperable and the expected survival time is 3-6 months.

Gemcitabine (Gemzar), a chemotherapeutic, is the first product registered for the treatment of pancreatic cancer. In Phase III studies, treatment with Gemcitabine extended patients' median survival time from 4.1 months in the control group to 5.6 months in the group which received Gemcitabine. Consequently, there is an urgent need for more effective treatments. Nevertheless, Gemcitabine generated more than USD 1 billion in 2003 alone (source: The 2003 annual report from Lilly).

Lung cancer

An estimated number of more than 1 million patients are diagnosed with lung cancer each year (source: Cancer Vaccines: Measuring Market Potential). NSCLC (non-small cell lung cancer) is the most common form of lung cancer, and it is associated with a poor prognosis. The disease is currently treated with different types of chemotherapy, but most patients die within one year after being diagnosed. There is an urgent need for more effective treatments.

GemVax - significant agreements

GemVax has obtained proprietary rights to the company's patent families in an agreement with Norsk Hydro ASA dated October 18, 2001. The agreement did not comprise the RAS patents.

Under an agreement dated April 29, 2002 between Medinnova SF, Rikshospitalet, Mona Møller and Jon Amund Eriksen (together referred to as the "Holders of Rights") on the one hand and GemVax on the other, all rights to the RAS patents were assigned to GemVax. In practice, the Holders of Rightsauthorised Norsk Hydro ASA to assign the RAS patents to GemVax. In this connection, GemVax has undertaken not to surrender or assign the RAS patents before the Holders of rights have been offered to re-acquire the patents without payment. Furthermore, GemVax has undertaken to pay NOK 1.5 million to Medinnova SF and Rikshospitalet when the company obtains the first marketing approval of a product based on the RAS patents and another NOK 2 million upon the sale of the first product based on the development of the RAS patents.

The RAS patents have subsequently been assigned from Norsk Hydro ASA to GemVax in assignment statements dated January 30, 2005. GemVax has not incurred any payment obligations for the acquisition of these patents. However, if GemVax assigns the RAS patents to a third party before May 1, 2005, GemVax will be obliged to pay compensation to Norsk Hydro ASA, corresponding to 30% of GemVax's remuneration received less any costs incurred by GemVax relating to the RAS patents.

On August 22, 2002, GemVax signed an agreement with Det Norske Radiumhospitals Forskningsstiftelse, which is an independent legal entity founded by the Norwegian Radium Hospital. One of its objectives is to establish partnerships between the Norwegian Radium Hospital and industry. On February 14, 2005 the agreement was extended until December 31, 2006. Under the agreement, GemVax and the Department of Immunotherapy at the Norwegian

Radium Hospital established a partnership to develop a vaccine against cancer based on GemVax's patent portfolio (except the RAS patents), including assistance in clinical trials. GemVax has an exclusive right to acquire all the improvements of GemVax's technology developed in the collaboration against the payment of direct costs incurred by the Norwegian Radium Hospital and a small fee to the inventors. GemVax also has the right, in priority to others, to commercialise the use of new cancer vaccine technology developed by the Department of Immunotherapy at the Norwegian Radium Hospital during the term of the agreement. Under the terms of the agreement, GemVax is obliged to pay NOK 1 million to the Norwegian Radium Hospital in each of the years 2005 and 2006.

GemVax's patents and proprietary rights

GemVax has a portfolio of six patent families of patents and patent applications to protect GemVax's technologies and products. The patent claims in five of the patent families relate to immunologically active peptides, which are useful in immunotherapeutic treatments of a number of diseases, including certain types of cancer. In addition, the company has another patent family which relates to a technology for the insertion of RNA into cells.

GemVax holds a total of 42 national patents, which it has obtained through direct application in the individual countries or via grant and validation under regional schemes such as the European Patent Convention.

GemVax's future competitive position will depend on its ability to obtain and maintain patent protection of its intellectual property rights for present and future products, technologies and production processes.

Patents

GemVax has five patent families concerning immunologically active peptides and one patent family concerning an RNA transfection technology. None of the following patents expire within seven years.

Telomerase patent

A European patent has been granted and validated and is in force in 16 European countries including Denmark, France, Germany, Sweden, Switzerland, and the United Kingdom. Patents have also been granted in Australia and Norway. Patents are pending in Argentina, Canada, Chile, China, the Czech Republic, Hungary, Japan, Poland, Thailand, Taiwan and the USA. Finally, a divisional application is pending with the European Patent Authority. The patent claims cover a number of specific peptides and their application for cancer immunotherapy.

RAS patent

A European patent has been granted and validated and is in force in 13 European countries including Denmark, France, Germany, Sweden, Switzerland, and the United Kingdom. Patents have also been granted in Australia, Canada, Finland, the USA and Hong Kong. There are no patents pending. The patent claims cover a number of specific peptides and their application for cancer immunotherapy.

Frameshift patent

Patents have been granted in the USA, Norway and Australia. Patents are pending with the European Patent Authority, in Canada, China, Hong Kong, the Czech Republic, Hungary, Japan, Poland, Thailand, and a divisional application in the USA. The patent claims cover a number of specific peptides and their application for cancer immunotherapy.

Alzheimer patent

Patents have been granted in Norway and Australia. Patents are pending with the European Patent Authority and in Canada, Hong Kong, Japan, Poland and the USA, where the patent was recently granted. The patent claims cover a number of specific peptides and their application for Alzheimer's disease immunotherapy.

Splice variant patent

No patents have been granted. Patents are pending in Australia, Canada, Europe, the United Kingdom, Japan, Norway and the USA. The patent claims cover specific peptides from splice variants of human telomerase and their application in cancer therapy.

RNA transfection patent

No patents have been granted. Patents are pending in Australia, Canada, Europe, Japan, Norway and the USA. The patent claims cover a special procedure for the insertion of RNA into cells.

Third party patents

Management believes that GemVax's technologies are unencumbered by any other intellectual property and that GemVax is free to use the technologies exclusively and on a worldwide basis without limitation, see, however "Risk factors in respect of GemVax" – "Patents and other intellectual property rights". In most cases it is possible to design products, which are unrestricted by third party patents, but in some situations GemVax may need to use other patented technologies to optimise the design of its products. Third party patents may be relevant in the following areas:

Adjuvants

The immune responses evoked by vaccination with GemVax's peptides are usually strong enough that little advantage is gained by using a proprietary adjuvant. However, there may be cases where a proprietary adjuvant may be of benefit, and this may require a licence from a third party.

Delivery technologies

Management believes that GemVax has all the necessary licences for third party patents.

Risk factors in respect of GemVax

In addition to the risks described in "Risk factors", there are a number of risk factors of a more operational nature that may specifically be related to GemVax's characteristics, business areas, etc.

The most significant specific risk factors relating to GemVax are described below:

Uncertainties related to pre-clinical and clinical trials

There can be no assurance that GemVax's existing pre-clinical or clinical trials will be completed within the expected timeframe or cost budget. In particular, attention is drawn to the TeloVax study. The protocol for this study, which has been prepared with input from GemVax, has already received conditional approval for funding by the Cancer Research Campaign in the UK. Management believes that a final funding commitment may be obtained, but Management cannot provide any guarantee to this effect.

In addition, there can be no assurance that the trials will ultimately result in marketable products.

Agreements and collaboration

Since its foundation, GemVax has worked closely with a number of clinical and scientific institutions. Continuing a close collaboration with these institutions will remain important for the optimum development of GemVax's existing pipeline.

Patents and other intellectual property rights

GemVax's patent portfolio includes a number of patent positions on two important cancer targets: Telomerase and RAS. It may prove crucial that these patents are valid and provide the necessary protection. GemVax has opposed an issued third party patent within Telomerase, which includes a few patent claims which may, if they are kept in force, limit GemVax's access to sell and market products based on the Telemorase patents. We expect that GemVax will succeed in its claim. We do not expect a final decision in this matter until in 2008, at the earliest.

The same third party has opposed GemVax's European Telomerase patent. We also expect that GemVax will be allowed to maintain its exclusive right under the Telomerase patents despite this third party opposition. If GemVax has to give up a few patent claims as a result of these opposition cases, the consequence may be that the exclusive right to use the relevant technology is forfeited, but the activity can still be performed in competition with third parties provided that the third party holds no better rights. We do not expect a final decision in this matter until in 2007, at the earliest.

Competition

The pharmaceuticals market is highly competitive, and competition is also fierce among biotechnology companies that base their business on peptide vaccines such as GemVax. A number of these other biotechnology companies have considerably greater resources than Pharmexa.

In addition, it should be noted that peptide vaccines remain to be validated as a therapeutic concept.

Human resources

The GemVax organisation comprises only two employees, both of whom Pharmexa intends to employ. It will be important for reaching the targets defined by Pharmexa for GemVax's products that we retain these two employees, in particular in the short term.

Furthermore, both employees have a broad network with clinical and scientific institutions, which is crucial for the long-term development of GemVax, and we would not expect to be able to retain this network if these employees leave the company.

GEMVAX ACQUISITION

On April 12, 2005, Pharmexa agreed to acquire all shares in GemVax, which is a wholly owned subsidiary of GemVax Holding AS, subject to the Shareholders in general meeting authorising the Board of Directors' to issue Shares with a nominal value of DKK 14,000,000 and a convertible debt instrument to GemVax Holding AS through the non-cash contribution by GemVax, subject to the Board of Directors utilising this authority and subject to the Rights Issue being completed.

At the Company's annual general meeting held on April 29, 2005, the Board of Directors was authorised to issue Shares with a nominal value of DKK 14,000,000 and a convertible debt instrument without pre-emption rights for the Company's shareholders. At a board meeting held on May 3, 2005, the Board of Directors resolved to utilise this authority. Accordingly, the Board of Directors resolved to issue 1,400,000 Pharmexa shares with a nominal value of DKK 14,000,000 at a price of DKK 24 per Share of DKK 10 and a convertible debt instrument with a nominal value of DKK 33,000,000, which may be converted into Shares. The conversion price is DKK 24 per Share of DKK 10. Pharmexa's shareholders shall have no pre-emption rights in connection with the capital increase, the issuing of the convertible debt instrument or the conversion. The Board of Directors' decision is subject to completion of the Rights Issue.

A valuation report has been prepared in accordance with section 6a, cf. section 33, of the Danish Public Companies Act. According to the conclusion of the valuation report, the value of GemVax at least equals the value of the agreed consideration, including the nominal value of the shares plus a premium to be issued in connection with the GemVax acquisition.

The transfer of GemVax is expected to take place immediately after completion of the Rights Issue.

If the Rights Issue is completed, Pharmexa will consequently acquire GemVax.

Purchase price

The purchase price for the shares in GemVax (excluding costs related to the transaction) amounts to a maximum of DKK 66.6 million and a minimum of DKK 33.6 million based on a price of DKK 24 per Pharmexa share. The purchase price will be paid in two tranches.

The first tranche is payable by the issue of 1,400,000 Shares of DKK 10 nominal value, corresponding to DKK 33.6 million based on the market price of Pharmexa's shares of DKK 24 per Share. These shares will be listed immediately after the completion of the Rights Issue.

The second tranche is payable by the Company acknowledging a debt of DKK 33 million to GemVax Holding AS. GemVax Holding AS' right to obtain this amount is subject to GemVax achieving agreed milestones by September 30, 2006. The agreed milestone relates to the initiation of Phase III with the planned TeloVax study (specifically, when the first patient receives the first dose). The milestone will also be considered reached if Pharmexa, before September 30, 2006, either (a) transfers GemVax's GV1001 vaccine to a third party, (b) discontinues the funding of the development of GV1001 unless such discontinuation is required for scientific or business reasons, or (c) following the receipt of a funding commitment by the Cancer Research Campaign resolves to discontinue the TeloVax study unless such discontinuation is due to significant, objective scientific or legal obstacles. If this milestone is not achieved, the debt and the payment obligation will be extinguished. If the agreed milestone is achieved, GemVax Holding AS will be entitled and has undertaken to convert the debt of DKK 33 million into Shares.

If GemVax achieves the agreed milestone, the total purchase price for GemVax will amount to DKK 66.6 million at a price of Pharmexa's Shares of DKK 24 per Share. If GemVax does not achieve the agreed milestone, the total purchase price for GemVax will amount to DKK 33.6 million at a price of Pharmexa's Shares of DKK 24 per Share.

GemVax Holding AS has undertaken not to divest any of the 1,400,000 shares for a period of six months following completion of the purchase agreement regarding the shares in GemVax. Furthermore the shares, which may be subscribed under the convertible debt instrument, will be subject to a lock-up period of six months following conversion. The lock-up provisions are subject to a right for GemVax Holding AS to divest Pharmexa shares in order for GemVax Holding AS or its shareholders to (a) pay or pledge security for any tax or fee due and payable as a consequence of the share transfer, and (b) to pay for any potential claim from Pharmexa under the purchase agreement.

Costs related to the acquisition are expected to amount to approximately DKK 500,000.

Summary of the acquisition agreement

Under the conditional acquisition agreement signed between GemVax Holding AS and Pharmexa, Pharmexa will acquire all shares in GemVax.

GemVax Holding AS has provided various guarantees to Pharmexa in respect of GemVax, including in relation to GemVax's intellectual property rights, corporate affairs and insurance matters.

Under the agreement, Pharmexa has assumed certain payment obligations in respect of GemVax, including the repayment of credit facilities and other payable debt. Such obligations will amount to a maximum of NOK 8 million.

FINANCIAL HIGHLIGHTS AND KEY RATIOS FOR GEMVAX

The summary financial information for GemVax in the 2002-2004 financial years set out below is based on GemVax's financial statements, which have been audited exclusively by Ernst & Young, Norway. GemVax's financial statements are presented according to Norwegian accounting legislation, and the presentation format for disclosures and the scope of information deviates from Pharmexa's financial statements.

According to Norwegian accounting legislation, inventories of NOK 1,605 thousand have been recognised under assets at December 31, 2004 (doses in stock for use in clinical trials). Under Pharmexa's accounting policies and IFRS, this amount would be expensed and it would thus adversely impact the net loss and equity by NOK 1,605 thousand. Research and development costs have not been capitalised, which is in accordance with Pharmexa's accounting policies and IFRS.

(NOK'000 except key ratios)	2004	2003	2002
Financial highlights			
Income statement			
Net revenue [1]	2,040	2,459	2,031
Cost of sales	-4,642	-5,258	-4,554
Loss before financials	-2,602	-2,799	-2,523
Net financials	10	-64	54
Net income/(loss) for the year	-2,592	-2,863	-2,469
Balance sheet			
Cash	455	1,607	547
Total assets	4,242	6,070	3,991
Share capital [2]	146	136	135
Equity	241	-2,357	506
Key ratios			
Current EPS (per share of NOK 1 nominal value)	-1.77	-2.11	-1.82
No. of shares, year-end	1,462,227	1,358,322	1,353,322
Net asset value per share (per share of NOK 1 nominal value)	0.16	-	0.37
Assets/equity	17.60	-	7.89
No. of employees (full-time equivalents), year-end	2	2	2
No. of employees (full-time equivalents), average	2	2	2

(1) Net revenue consists of grants from Innovasjon Norge and Norges Forskningsråd. Norges Forskningsråd has guaranteed a grant in 2005.

(2) The share capital has been increased each year to cover ordinary operating costs.

The key ratios are calculated in accordance with "Recommendations and Ratios 2005" issued in December 2004 by the Danish Society of Financial Analysts and the Norwegian Society of Financial Analysts. For definitions, see "Accounting policies".

In addition to the resources and costs used as indicated by the above financial highlights, estimates made by the GemVax management indicate that combined research and development expenses have totalled more than DKK 145 million since 1990. The amount is unaudited.

SHAREHOLDER STRUCTURE OF GEMVAX HOLDING A/S

Det Norske Radiumhospitals forskningsstiftelse	33.2%
Jon Amund Eriksen	27.4%
Mona Møller	27.4%
Alf A. Lindberg	1.7%
Others*	10.3%
	100.0%

* Other shareholders consist mainly of a number of Norwegian private individuals.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

Pharmexa's cash resources amounted to DKK 167 million at the end of the 2004 financial year. Combined with the revenue we expect to generate in 2005 and 2006 from our current partnership agreements, this amount will provide funding for our planned activities, including the two Phase II trials with HER-2 Protein AutoVac™, up to and including the third quarter of 2006, by which time, as previously announced, we expect to establish proof of concept. The effects of our cost-cutting initiatives from the first half of 2003 have materialised, and we now operate with much lower costs. Accordingly, our financial profile remains in line with that outlined in our April 2004 prospectus.

However, Pharmexa's capital requirements are set to rise in the years ahead due to the substantial expansion of our clinical project portfolio prompted by the GemVax acquisition. External expenses for clinical trials will represent the bulk of this increased capital requirement. Also, the commencement of two large Phase III trials would be less appropriate without a cash balance sufficient for at least 36 months of operations. This will result in a need for increased working capital in Pharmexa after the GemVax acquisition.

Pharmexa's increased capital requirements in connection with working capital for GemVax's clinical projects are estimated to be approximately DKK 150 million, while Pharmexa's changed time horizon due to the GemVax acquisition triggers an additional working capital requirement of approximately DKK 140 million. Thus, Pharmexa's combined capital requirement in connection with the GemVax acquisition is estimated to be approximately DKK 290 million. The amount is itemised in the following order of priority:

1) Working capital for GemVax's clinical project portfolio: approximately DKK 150 million

Pharmexa is planning to file an application within 12 months to initiate the PrimoVax study, a randomised, controlled Phase III study of GV1001 in pancreatic cancer. The intention is that the PrimoVax study, by itself or possibly with the data from the TeloVax study described below, can form the basis for registration procedures. We plan to recruit 400-500 patients, including in Norway, Sweden and Denmark, in order to demonstrate that GV1001 as a monotherapy is at least as effective as Gemcitabine, the only other approved drug against pancreatic cancer. The PrimoVax study is an extension of GemVax's Phase I/II trial with GV1001, which showed a substantial extension of the median survival time for the cancer patients who received GV1001 as compared with the effect demonstrated by Gemcitabine. The PrimoVax study will represent the most comprehensive study to date of an immunotherapeutic drug against pancreatic cancer, and the study will be designed with a view to obtaining registration approval with the US and European health authorities, if the primary end-points of the study are met. Costs associated with the PrimoVax study are budgeted at approximately DKK 100 million, primarily covering external expenses for clinical partners and production of the vaccine. Depending on whether our products can achieve Orphan Drug Status and/or Fast Track Designation with the relevant regulatory authorities, which involves an accelerated evaluation with the drug administration authorities, we may be able to obtain marketing approval for GV1001 as early as 2010. The PrimoVax study is described below.

The Pancreas Cancer Subgroup at the National Cancer Research Institute in the UK, with Dr Gary Middleton of the Royal Surrey County Hospital as principal investigator, and Professor John Neoptolemos of Royal Liverpool Hospital as co-investigator, is planning within the next 12 months to file for the approval to commence the TeloVax study, a large multicentre Phase III study of GV1001 in 750 patients with pancreatic cancer. The protocol for this study, which has been prepared with input from GemVax, has received conditional approval for funding by the Cancer Research Campaign in the UK. Initiation of the study is subject to the receipt of funding from the Cancer Research Campaign. Pharmexa's contribution to this study is therefore expected to be restricted to supplying vaccines and other contributions for the study in the order of DKK 20 million over the duration of the study. The TeloVax study is described below.

Pharmexa is considering joining forces with GemVax's academic and clinical partners in Norway and Sweden to initiate a clinical development programme for a peptide vaccine that combines Telomerase, RAS and MSI. We will also consider initiating additional Phase I/II trials with GV1001 in lung cancer, as previous clinical trials have already indicated an effect. We estimate that costs associated with additional clinical trials with GV1001 and other products in GemVax's pipeline over the next two or three years would amount to approximately DKK 30 million.

The Minimum Proceeds of DKK 150 million will not allow Pharmexa to complete the development of GV1001 or other projects in the GemVax pipeline, as the Minimum Proceeds will not provide Pharmexa with sufficient working capital to finance the operations of the combined company until 2009 and 2010, when the PrimoVax and the TeloVax study, respectively, are expected to be completed. If Pharmexa receives only the Minimum Proceeds, the Company would be compelled to cover its continued capital requirements by additional share issues or through other appropriate channels before the end of 2006.

2) Working capital for Pharmexa until end H1 2008: Additional approximately DKK 140 million

The commencement of a large clinical programme with GV1001 involves a change of Pharmexa' financial time horizon. For the time being, our strategy will be to complete these studies ourselves and obtain registration approval before we possibly identify a sales and marketing partner. We still expect to outlicense our HER-2 Protein AutoVac™ vaccine against breast cancer in 2006 at the latest, and our capital requirement for the AutoVac™ project portfolio should subsequently stabilise at a lower level. We have a number of new early phase AutoVac™ projects, but these are expected to be financed by partners, or we will be able to bring them through the initial research phase with a limited amount of funding. Earnings permitting, we plan to bring another AutoVac™ project or two into clinical development ourselves over the next two years.

We do not expect to hire additional staff at Pharmexa to any large extent as a result of the GemVax acquisition. We may need to strengthen our development organisation by hiring a few new employees, but as a starting point, we already possess the resources and competencies required to cultivate the above-mentioned project portfolio. The company GemVax AS will remain as a wholly owned Norwegian subsidiary of Pharmexa, as this provides the best basis for retaining the highly valuable local scientific and clinical network built by GemVax. This subsidiary will initially have fewer than five employees and will therefore not result in any major increase in operating expenses for Pharmexa. Pharmexa's investment requirement will not be increased as a result of the acquisition either.

As a result, we expect Pharmexa to more or less retain its current size in the years ahead and that the level of activity, with the exception of the clinical activities described above, will remain unchanged. Pharmexa will continue to be driven by a philosophy of cost awareness and respect for shareholder money. Conversely, the launch of a major clinical programme with GV1001 necessitates a longer financial horizon than the one we operate with today. In consideration of these clinical trials and possible partnership negotiations, both with respect to GV1001 and HER-2 Protein AutoVac™, Pharmexa's Management believes it would be prudent to alter the financial time horizon from the current 18 months to at least 36 months.

Our consolidated budgets show that, based on the above assumptions concerning clinical and operating activities, and assuming that we continue to make conservative budgets in respect of new partnership agreements, our additional working capital requirement until end H1 2008 for the combined company Pharmexa-GemVax will amount to approximately DKK 140 million.

Minimum Proceeds and Maximum Proceeds

The Minimum Proceeds of DKK 150 million will allow us to fund GemVax's clinical projects and initiate the activities described above. Proceeds exceeding this amount will extend Pharmexa's financial time horizon beyond 2006, with the Maximum Proceeds creating a financial time horizon of at least three years for the combined business. This longer time horizon would also allow the Company to be more flexible and would leave it better positioned to complete further mergers, acquisitions or to take advantage of inlicensing opportunities were they to arise during this time.

Management believes that the Minimum Proceeds would enable Pharmexa to fund its operations up to and including 2006, allowing us to achieve a number of key milestones:

- Regulatory approval and initiation of the PrimoVax Phase III study and the TeloVax Phase III study of the GV1001 vaccine
- Regulatory approval and initiation of one or two other clinical trials with GV1001 and/or other products in GemVax's project portfolio
- Establishing proof of concept in Phase II clinical trials with HER-2 Protein AutoVac™ by mid-2006
- Signing a license agreement concerning the HER-2 Protein AutoVac™ programme.
- Signing additional partnership agreements concerning the AutoVac™ technology
- Continued positive development in the collaboration with H. Lundbeck on the Alzheimer's vaccine
- Regulatory approval and initiation of clinical trials in the TNFα AutoVac™ programme together with a license partner
- Initiation of late-stage preclinical trials in the RANKL AutoVac™ programme, alone or together with a license partner, subject to funding, in order to commence clinical trials as soon as possible.

Management believes that its ability to create long term value for Pharmexa's Shareholders increases with the financial strength of the Company. With the Maximum Proceeds of approx. DKK 295 million (before costs associated with the Rights Issue), we expect to fund Pharmexa's operations, including GemVax, for at least three years. There can be no assurance, however, that the Maximum Proceeds will be sufficient to finance Pharmexa's operations until such time as revenues from the sale of drugs and royalty income from current and future collaborative agreements render Pharmexa profitable. Moreover, the Maximum Proceeds will not necessarily be sufficient to ensure working capital until completion of the PrimoVax and TeloVax studies, respectively. Hence, with the current strategy it may be necessary, until profitability is reached, for us again to meet Pharmexa's capital requirements through additional share issues or other appropriate means.

Until expensed as described above, Pharmexa intends to invest the net proceeds of the Rights Issue in short term government and mortgage bonds or other securities deemed to involve limited risk and/or place it in cash bank deposits.

Brief description of the PrimoVax Phase III study of GV1001

Within the next 12 months, Pharmexa expects to file an application to commence the PrimoVax study. PrimoVax will be planned as a randomised, controlled, open-label Phase II multicentre study, whose aim is to demonstrate whether the GV1001 vaccine as a monotherapy increases the survival time for patients with metastatic or advanced pancreatic cancer, as compared with Gemcitabine treatment alone, and whether the combination of GV1001 followed by Gemcitabine results in longer survival time than by Gemcitabine alone. The PrimoVax study will be planned and funded by Pharmexa as a Phase III study. It is intended that the study, if it meets the defined end-points, alone or possibly with the data from the TeloVax study, may form the basis of an application for sales and marketing approval of the drug filed with the US and European authorities. The purpose of the PrimoVax study is to demonstrate the promising results from GemVax' Phase I/II study in which the company showed an improvement in the median survival time with the GV1001 vaccine relative to the historical data for Gemcitabine.

We plan to enrol 400-500 patients with metastatic or advanced pancreatic cancer, who will be allocated to two equal-sized groups. The first group will only receive Gemcitabine, while the second group will receive the GV1001 vaccine formulated with the adjuvant GM-CSF (a well-known, strong adjuvant) until their disease progresses, after which they will be offered Gemcitabine. The study's primary end-point will be survival. We expect that the patients will be recruited from cancer centres in Norway, Sweden and Denmark, and that the study will be completed in the course of 2009. This study, along with data from the other early clinical studies with GV1001 and possibly with data from the TeloVax study will subsequently form the basis of the filing for approval of the GV1001 vaccine as a treatment of pancreatic cancer.

Brief description of the TeloVax Phase III study of GV1001

The TeloVax study is a randomised, open-label Phase III multicentre study, whose aim is to demonstrate whether the combination of GV1001, administered together with GM-CSF, and Gemcitabine increases the survival time for patients with metastatic or advanced pancreatic cancer, as compared with Gemcitabine administered alone. Scheduled to take place at up to 80 cancer centres in the UK, the study is expected to be completed in 2010. The study is designed by The Pancreas Cancer Subgroup, a working group under the National Cancer Research Institute (UK) with input from GemVax, and has received conditional approval for funding by the Cancer Research Campaign in the UK. If this funding is achieved, and the study is initiated, Pharmexa will supply the vaccine for the study and will otherwise support the study.

The study is scheduled to enrol 750 patients, who will be randomised to three equal-sized groups. The first group will only receive Gemcitabine, the second group will first receive Gemcitabine for 6 weeks, then GV1001, while the third group will receive Gemcitabine and GV1001 simultaneously. The study's primary end-point (success criterion) is one-year survival, i.e. the number of patients still alive after one year. The one-year survival for patients with advanced pancreatic cancer who receive Gemcitabine is currently about 20%. Secondary end-points include median survival, time to progression, quality of life and objective tumour response.

CONSOLIDATED PIPELINE

The GemVax acquisition involves a substantial enlargement of Pharmexa's clinical project portfolio.

With this project and patent portfolio, Pharmexa will take a further step towards realising its vision to become the world's leading company in active immunotherapy.

Following the acquisition, our project portfolio is expected to have the following profile:

Figure 9: Pharmexa's research and development pipeline following the GemVax acquisition

Name	Target	Indications	Marketing rights	Status
In-house research and development programmes				
GV1001	Telomerase	Pancreatic cancer	Pharmexa	Phase III[1] (PrimoVax)
GV1001	Telomerase	Pancreatic cancer	Pharmexa	Phase III[2] (TeloVax)
GV1001/1002/1003	Telo/RAS/MSI	Cancer	Pharmexa	Phase I/II[3]
PX 104.1	HER-2 Protein	Breast cancer	Pharmexa	Phase II
PX 107	RANKL	Bone disorders	Pharmexa	Pre-clinical
PX 101	TNFα	Inflammation	Pharmexa	Pre-clinical
PX 112	Not available	Cancer	Pharmexa	Research
PX 113	Not available	Cancer	Pharmexa	Research
PX 114	Not available	Inflammation	Pharmexa	Research
Partnered research programmes				
PX 103.2	HER-2 MVA	Breast cancer	Bavarian Nordic	Pre-clinical
PX 106	Not available	Alzheimer's disease	H. Lundbeck	Pre-clinical
	Not available	Veterinary diseases	Schering-Plough	Research

Note:
1) Phase III application under preparation, but not yet approved
2) Phase III application under preparation, but not yet approved
3) Pharmexa is planning one or two more Phase I/II clinical trials with GV1001 and/or other products in GemVax's project portfolio

GENERAL INFORMATION

ORGANISATION AND EMPLOYEES

As at December 31, 2004, Pharmexa had 59 employees, and as at the date of this Prospectus, the Company has 63 employees. All employees are employed at the head office in Hørsholm.

Based on the date of employment, the average length of service per employee was 4.8 years at December 31, 2004.

Figure 10: Number of employees in Pharmexa (calculated at December 31)

	2002	2003	2004
Research and development	100	53	46
Administration and other functions	23	12	13
Total	123	65	59

In 2003, the Company implemented a restructuring leading to a major reduction of the number of employees. In the first quarter of 2004, another five permanent employees left Pharmexa, however, this has not had any impact on the activity level of the Company.

NON-COMPETITION CLAUSES

Pharmexa uses non-competition clauses to a certain extent in order to protect the interests of the Company. Employees covered by non-competition clauses are prevented from taking up positions with competing companies for typically one year after leaving the Company.

OFFICES AND FACILITIES

Pharmexa is located in the Danish Medicon Valley, in the Hørsholm Science Park, Denmark; an approximately 1,000,000 sqm. science park with more than 65 companies situated close to four major universities and Copenhagen Airport. Pharmexa currently leases approximately 4,500 sqm. (excluding a 1,600 sqm. basement) of highly functional laboratories and offices.

The current lease agreement concerning Pharmexa's facilities in the Hørsholm Science Park can be terminated giving 12 months' notice to expire on the last day of a month, provided, however, that neither the lessor nor the Company can give notice of termination of the lease agreement prior to June 30, 2012 to expire on June 30, 2013. Current annual lease payments total DKK 11.3 million excluding taxes. Pharmexa has instituted legal proceedings against the lessor claiming a reduction of the rent, cf. "Litigation".

The 4,500 sqm of space is divided into office space and laboratories. Laboratories account for 50% of the space, animal facilities for 10% and office facilities etc. for the remaining 40%.

INTERNAL FINANCIAL MANAGEMENT SYSTEMS AND PROCEDURES

We have implemented all necessary management and control systems to ensure compliance with the obligations applying to issuers of shares quoted on the Copenhagen Stock Exchange.

We apply a range of different management tools for the purpose of the day-to-day management, including:

- Department reports including actuals relative to budget for each department
- A management report including a summary of the department reports

In 2004, we implemented a new financial reporting system, MS Reporting.

Moreover, the finance department prepares detailed budgets in collaboration with the Company's Chief Financial Officer and Executive Management, including operating, balance sheet and cash flow budgets.

In 2004, the Company also implemented a new budgeting system based on an Excel model developed by Tectura.

The entire budget is presented by the Executive Management to the Board of Directors at a board meeting in late November each year in order for the budget to be approved at least one month before the beginning of the coming budget year.

SUPPLIERS

As a biotech company, Pharmexa has no major suppliers. The Company is not dependent on any single supplier.

INSURANCE

Pharmexa maintains company insurance, including coverage required under Danish law. The Company has taken out and intends to take out appropriate insurance covering all future clinical trials performed by Pharmexa or for which Pharmexa is liable. Management believes that the Company maintains insurance coverage appropriate for the Company's business and stage of development.

Management believes it has taken out adequate liability insurance for the Company's recently completed HER-2 Protein AutoVac™ Phase I clinical trial in the US. The insurance policy covering this clinical trial was taken out on standard terms and includes an insurance sum of DKK 75 million. Current Phase II clinical trials in Poland and Hungary are covered by the same insurance policy and at the same insurance sum.

ENVIRONMENTAL ISSUES

Management believes that Pharmexa is in compliance with all environmental legislation and regulations applicable to the activities of the Company.

CORPORATE HISTORY

April 2005
GlaxoSmithKline informs Pharmexa of their decision not to exercise a previously granted right to negotiate a license agreement on Pharmexa's HER-2 Protein AutoVac™ vaccine.

Pharmexa signs conditional agreement to buy GemVax AS. Pharmexa intends to make a rights issue to fund the combined product pipeline of the two companies, including two large Phase III studies of pancreatic cancer.

March 2005
Pharmexa and BN ImmunoTherapeutics Inc. (a wholly-owned subsidiary of Bavarian Nordic) entered into a licence agreement on the use of HER-2 DNA AutoVac™ in Bavarian Nordic's patented MVA-BN vector.

Pharmexa filed an application for authorisation to commence another Phase II trial with HER-2 Protein AutoVac™

January 2005
The first patient began treatment with HER-2 Protein AutoVac™ in Phase II trials.

April to May 2004
Pharmexa completed a rights issue whereby new equity of DKK 209 million was injected in the Company.

February 2004
Jakob Schmidt is appointed Chief Executive Officer of Pharmexa.

January 2004
Pharmexa announced positive data from a Phase I/II clinical trial with the HER-2 Protein AutoVac™ vaccine in breast cancer patients in the USA.

November 2003
Pharmexa announced that a new analysis showed that a TNFα vaccine induced antibodies in approximately half of the patients in a Phase I/II trial conducted in London in 2000-2001 in 28 cancer cachexia patients.

October 2003
Pharmexa announced that the Company had entered into a research agreement with Bavarian Nordic regarding collaboration on developing a new breast cancer vaccine that combines Bavarian Nordic's MVA-BN vector technology and Pharmexa's HER-2 DNA AutoVac™ vaccine.

May 2003
Pharmexa gained approval to initiate a Phase II trial with its HER-2 DNA AutoVac™ vaccine. The Company reduced the number of employees by 20%. Pharmexa received approval to start a Phase I patient trial in the USA with the HER-2 Protein AutoVac™ vaccine.

January 2003
Pharmexa focused and adjusted the organisation by reducing the number of employees by 30%.

December 2002
Pharmexa announced promising results from the Phase I/II trial with the HER-2 DNA AutoVac™ product. Pharmexa achieved proof of concept in animals in the research collaboration with H. Lundbeck regarding Alzheimer's disease and received a milestone payment.

September 2002
Pharmexa re-acquired the AutoVac™ TNFα product from Vaekstfonden. Pharmexa launched a new strategy in which the focus was moved from research to its development programmes.

June 2002
Pharmexa announced important progress in a clinical trial with the HER-2 DNA AutoVac™ product for breast cancer.

September 2001
Pharmexa initiated a Phase I/II trial with HER-2 DNA AutoVac™ in breast cancer in the United Kingdom.

July 2001
Approval from the Danish Health Authorities to initiate clinical Phase I/II trials in the HER-2 DNA AutoVac™ programme in breast cancer.

June 2001
Pharmexa inlicensed production technology from GlaxoSmithKline. Pharmexa inlicensed Epimmune's PADRE technology for use in AutoVac™ products.

May 2000
Pharmexa was listed on the Copenhagen Stock Exchange, with net proceeds of DKK 375 million.

April 2000
Pharmexa entered into R&D collaboration with H. Lundbeck regarding the development of a product for the treatment of Alzheimer's disease.

March 2000
Pharmexa entered into collaboration with Schering-Plough Animal Health regarding products for veterinary use based on the AutoVac™ technology.

1997
Pharmexa initiated feasibility studies to apply the AutoVac™ technology on a number of carefully selected targets with a view to building a portfolio of projects targeting serious, chronic diseases. Financing from Vaekstfonden of DKK 21 million. First private placement of DKK 75 million. Licence agreement with Ferring regarding AutoVac™ TNFα.

1993
Primary AutoVac™ patent application was filed in 1993.

October 1990
Pharmexa (formerly M&E Biotech) was incorporated.

AGREEMENTS AND COLLABORATION

Collaborative agreements with other biotechnology and pharmaceutical companies form an integral part of Pharmexa's business. We are planning on entering into additional collaborative R&D agreements with biotechnology and pharmaceutical companies on pre-clinical and clinical development, manufacturing and marketing of selected existing and potential product candidates. The Company is not dependent on any single agreement.

OUTLICENSING

Agreement with H. Lundbeck

In April 2000, Pharmexa signed a research and licence agreement with H. Lundbeck for the use of the AutoVac™ technology on a specific target in the central nervous system to develop a product for the treatment of Alzheimer's disease. The agreement gives H. Lundbeck a global exclusive licence to apply the AutoVac™ technology on a specific target. If successful, Pharmexa will receive milestone payments from H. Lundbeck amounting to approximately DKK 150 million as well as royalties on the sale of any products.

In December 2002, the research collaboration achieved proof of concept in animals, and H. Lundbeck has decided to take the project into the early development phase. In September 2003, H. Lundbeck and Pharmexa agreed that additional research activities will be undertaken by Pharmexa in collaboration with H. Lundbeck for a period of up to 24 months following completion of the originally planned research programme. During this period, the collaboration may be terminated by giving 30 days' notice. In addition, Pharmexa supports H. Lundbeck in the development phase.

The duration of the current collaborative agreement is the later of either 10 years following the introduction of a resulting product or the expiration of both Pharmexa's and H. Lundbeck's relevant patent rights covered by the agreement. The patent rights expire, at the earliest, on August 25, 2014 under the original AutoVac™ patent family or on February 19, 2021 under the specific target's patent family. However, throughout the duration of the agreement H. Lundbeck may terminate the agreement at 180 days' notice. The agreement can be terminated by either party in the event of material breach. The agreement is subject to Danish law.

Agreement with Schering-Plough Animal Health

In March 2000, Pharmexa signed a global research, collaboration and licence agreement with Schering-Plough Animal Health regarding the use of the AutoVac™ technology in the veterinary field. Pharmexa still owns all human applications of results obtained by Schering-Plough Animal Health with the AutoVac™ technology. Schering-Plough Animal Health has paid a technology transfer access and transfer fee to Pharmexa and will pay up-front and milestone payments on each product. Pharmexa will eventually also receive a share of Schering-Plough Animal Health's profit from sales of products.

The agreement continues until the earlier of either 10 years after the launch of a final product or expiration of both Pharmexa's and Schering-Plough's relevant patent rights covered by the agreement. The original AutoVac™ patent expires on August 25, 2014 at the earliest, but certain patents are still pending for specific products. However, at any time after proof of efficacy of the first veterinary product, Schering-Plough is entitled to terminate the agreement on a product-by-product basis by giving 90 days' notice. In case of termination with respect to a specific product, Schering-Plough must immediately cease to sell such product and negotiate with Pharmexa for a licence to the product on commercially reasonable terms. The agreement will otherwise continue in full force and effect including non-terminated products.

The agreement can be terminated by either party in the event of material breach. The agreement is subject to the laws of the State of New York, USA.

Agreement with Bavarian Nordic

In March 2005, Pharmexa and BN ImmunoTherapeutics, a wholly-owned subsidiary of Bavarian Nordic, entered into an agreement whereby BN ImmunoTherapeutics obtains a global non-exclusive licence to formulate the HER-2 DNA AutoVac™ vaccine in Bavarian Nordic's patented MVA-BN vector. This agreement continues a previous research agreement between Pharmexa and Bavarian Nordic. The agreement involves milestone payments and royalties to Pharmexa.

Under the new agreement, BN ImmunoTherapeutics will develop a new therapeutic vaccine for the treatment of breast cancer combining the technologies of the two companies. The agreement does not cover the HER-2 Protein AutoVac™ vaccine and does not prevent Pharmexa from entering into additional licence agreements in respect of the HER-2 DNA AutoVac™ vaccine, or from further developing this product in-house.

The agreement can be terminated by either party in the event of material breach. The agreement is subject to Danish law.

INLICENSING

Licence agreement with Epimmune

Although we have optimised all steps in the research and development phase of our AutoVac™ projects, we continue to look for technologies that enhance the rate of research & development even further. The signing of a licence agreement in June 2001 with Epimmune regarding the use of Epimmune's PADRE technology for use together with our AutoVac™ technology is an example of this strategy. PADRE® is a universal T-cell epitope that powerfully enhances the immune system's response against an administered antigen. Management believes that, in respect of some targets, this may simplify and reduce the number of AutoVac™ molecules required to be built up and eventually manufactured. This would reduce the time and costs spent on R&D.

Pharmexa originally acquired a non-exclusive license to use PADRE® in conjunction with AutoVac™ for five specific target antigens. Financial terms of the agreement include a moderate upfront payment, licence fees, royalties on product sales and milestone payments on products sublicensed by Pharmexa.

In January 2005, we signed a supplementary agreement to the original non-exclusive licence. According to the supplementary agreement, we acquire a non-exclusive licence to use PADRE® in conjunction with the AutoVac™ technology against a range of targets, some of which are named in the supplementary agreement, whilst others will be named at a later date.

We have agreed with Epimmune not to publish any financial details of the collaboration. The agreement is subject to the laws of the State of California, USA.

Licence agreement with Antigenics

In January 2005, we inlicensed Antigenics' QS-21 adjuvant for application in the HER-2 Protein AutoVac™ vaccine. The QS-21 adjuvant is to be used for our second Phase II study of the HER-2 Protein AutoVac™ breast cancer vaccine. Moreover, we entered into an exclusive agreement with Antigenis on future delivery of QS-21 to be used in the HER-2 Protein AutoVac™ breast cancer vaccine.

We have agreed with Antigenics not to publish any financial details of the collaboration. The agreement is subject to the laws of the State of New York, USA.

TNFα technology transfer

The rights to the TNFα indication were previously outlicensed to Ferring, but were re-acquired in September 2002 by Pharmexa from Vaekstfonden. Pharmexa now holds all rights in respect of the AutoVac™ technology and shall upon sale of the project pay a small commission to Vaekstfonden in return for previous financing facilities regarding this project.

Other agreements

Other agreements that are material to the Company include contractual relations to Contract Research Organisations (CRO's) and Contract Manufacturing Organisations (CMO's). These agreements are concluded by the Company on terms usual in the industry.

PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

The main objective of Pharmexa's patent policy is to provide maximum protection of the core AutoVac™ technology platform and to retain a position of exclusivity for Pharmexa's approach. This includes additional patent protection for individual AutoVac™ products by a number of patents covering the product itself and critical processes to improve the efficacy and prolong the period of protection. A further objective is to ensure that Pharmexa and its partners avoid and are aware of any third party patents that may limit their freedom to operate and any patent grants that may encumber any of its projects. As a minimum, patents are always applied for in the EU, the USA, Canada, Japan and most other English-speaking countries.

Pharmexa holds a broadly covering portfolio of patents and patent applications that protects Pharmexa's core technologies and products. The AutoVac™ technology platform is itself protected by two patent families. These patents and patent applications have broad claims for the technology platforms. The patents claim active specific immunotherapy against pathology-related self-proteins, methods for modifying self-proteins, methods of immunisation, and methods of identifying useful modified analogues of self-proteins. Additionally, patent applications have been filed for ten specific AutoVac™ molecules against certain therapeutic targets.

Pharmexa holds a total of 72 national patents, which it has obtained through direct application in the individual countries or via granting and validation under regional schemes such as the European Patent Convention.

Pharmexa's future competitive position will depend on the Company's ability to obtain and maintain patent protection of its intellectual property rights for present and future products, technologies and production processes. Obtaining and maintaining the patents on the protein AutoVac™ technology and DNA AutoVac™ technology are especially important to the Company's competitive position.

CORE PATENTS

Pharmexa has two patent families covering the AutoVac™ technologies.

Basic Protein AutoVac™ patent

A European patent has been granted and validated and is in force in 17 European countries including Denmark, France, Germany, Sweden, Switzerland, and the United Kingdom. Patents have also been granted in Australia and South Korea. Patents in Canada, Japan, and the USA are currently pending.

Basic DNA AutoVac™ patent

The international application is in the national phase after having received a positive international preliminary examination report from the EPO acknowledging novelty and inventive step of all claims. No prior art has been cited in the USA. At present, the patent has been granted in Australia, New Zealand, South Africa, Singapore and at the European Patent Office and the Eurasian Patent Office, respectively. The European patent has been validated and is in force in 24 European countries, and the Eurasian patent is effective in nine countries, including Russia.

Pharmexa has two other basic patent families covering other platform technologies. These are currently not applied in any of the Company's pipeline products.

On March 16, 2005, Pharmexa was notified by the European Patent Office that GSK has filed an objection against Pharmexa's CTL patent (European patent no: 1117421), covering the DNA AutoVac™ technology and various AutoVac™ molecules, including HER-2 molecules. A final decision in respect of the objections is not expected to be made until in four or five years. The specific HER-2 molecules used in the HER-2 protein AutoVac™ vaccine, which Pharmexa uses in Phase II, are comprised by independent, subsequent patent applications.

Basic A patent family (targeting multimer proteins)

This patent family exists as a number of national patent applications following an international patent application (PCT application) and a national US patent application, both based on a priority application from 2001. The patent family is pending in Australia, Canada, India, Israel, Japan, China and Hong Kong, Korea, New Zealand, Norway, the Philippines, Poland, Singapore, South Africa, Hungary, the USA, at the European Patent Office (designating all contracting states) and at the Eurasian Patent Office (designating all contracting states).

Basic MonoVac patent

This patent family covers the use of a different technology targeting single, important epitopes in antigens. The patent application exists as an international patent application (designating all contracting states) claiming a 2002 priority and will enter the national phase in June-July 2005.

THIRD PARTY PATENTS

Management believes that the AutoVac™ technology is unencumbered by any other intellectual property rights and that Pharmexa is free to use the technologies exclusively and on a worldwide basis without limitation. It is in most cases possible to design products, which are unrestricted by third party patents, but in some challenging situations, Pharmexa may need to use other patented technologies to optimise the design of the AutoVac™ product. Third party patents may be relevant in the following areas:

T helper peptides

Pharmexa commonly uses tetanus toxoid constructs to invoke T helper responses in order to bypass self-tolerance. Use of these constructs is unrestricted by patents. Occasionally, an alternative peptide is preferred with very small protein structures where the room to insert without the disrupting tertiary structure is extremely tight. An example is

Pharmexa's use of Epimmune's PADRE molecules in some of its projects. Here licences are required and have been obtained.

Expression systems

In most cases Pharmexa is able to obtain an optimal protein structure using E. coli or yeast expression. Some more complex proteins require more complex expression systems such as insect or mammalian cells, and licences may be required for these more complex systems. Pharmexa has one license to an expression technology for such complex systems.

Adjuvants

The immune responses evoked by AutoVac™ immunisation are usually strong enough. Little advantage is therefore gained by using a proprietary adjuvant. However, there may be cases where a proprietary adjuvant may be of benefit, and this may require a licence from a third party. Such a license has been obtained for the adjuvant QS-21 from Antigenics in the USA.

Delivery systems

Tests in animal models and clinical trials indicate that vaccination with naked DNA AutoVac™ provides adequate delivery to evoke a therapeutic response. However delivery systems may be required or preferred for optimal formulations of DNA AutoVac™ products. These may require licences. The Company has initiated collaboration with BN Immuno-Therapeutics, a wholly-owned subsidiary of Bavarian Nordic, with a view to commencing clinical trials with a formulation of HER-2 DNA AutoVac™ in Bavarian Nordic's patented MVA-BN vector.

Management believes that the Company has all the necessary licences for third party patents.

OTHER PATENTS

Pharmexa recently acquired a patent portfolio within immunotherapy from Vectron Therapeutics AG, a German biotech company that is being wound up. Pharmexa has acquired the patent portfolio without any special searches and guarantees.

The technologies comprise new targeted liposome-based delivery systems for vaccines and diagnostics as well as antibody-like proteins, known as "diabodies". The patent rights comprise both filed and granted patents. Liposomes are a well-known efficient delivery system, which can be applied both with AutoVac™ Protein and AutoVac™ DNA vaccines. Diabodies are small antibody-like fragments with many properties, including within passive immunotherapy.

The newly acquired patent portfolio comprises nine patent families including a US patent granted and a patent granted in Australia, both of which concern diabodies.

On account of the recent acquisition of the patent families and the specific circumstances surrounding the acquisition, it is impossible at present to draw any further conclusions as to the scope and validity of the patents granted, the prospects of any future patent grants based on the pending applications and the opportunity to exploit the patented inventions without infringing existing third party rights. Furthermore, it is impossible to draw any conclusions as to the legal status of the patent families.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements below should be read in conjunction with Pharmexa's financial statements, which are included in "Financial statements".

The financial information presented below relating to Pharmexa for the 2000 – 2004 financial years originates from and is based on Pharmexa's Annual Report 2004, which was audited by Ernst & Young and Pricewaterhouse-Coopers. The annual report was prepared in accordance with IFRS. The 2004 Annual Report was approved by the Board of Directors on March 10, 2005 and was adopted by the shareholders in Annual General Meeting on April 29, 2005.

The subsidiary Inoxell has been dormant since March 2003 and was dissolved by solvent liquidation in September 2004, for which reason the 2004 Annual Report, unlike last year, does not include consolidated financial statements.

(DKK '000 except key ratios)	2004	2003[2]	2002[2]	2001[2]	2000
Financial highlights					
Income statement					
Net revenues	21,344	20,100	30,061	19,913	13,101
Research costs	27,468	33,815	91,706	76,419	50,546
Development costs	52,899	78,080	66,763	26,169	9,611
Administrative expenses	21,229	18,325	20,434	19,193	7,335
Operating profit/(loss)	-80,252	-110,120	-148,842	-101,868	-54,391
Other operating items	18,443	-10,664	-57	-177	0
Net financials	-199	684	7,909	14,890	14,429
Net income/(loss)	-62,008	-109,200	-137,870	-86,192	-40,670
Balance sheet					
Marketable securities and cash and cash equivalents	167,497	50,448	174,824	309,313	390,036
Total assets	194,369	84,761	220,455	350,393	413,385
Share capital	163,999	40,999	40,999	40,962	40,950
Shareholders' equity	168,756	35,494	144,694	282,264	368,442
Cash flows					
Cash flow used for operating activities	-62,319	-121,776	-125,989	-78,316	-20,644
Cash flow used for investing activities[1]	-131,313	102,773	-156,286	-17,403	5,143
hereof involving net trading in securities	-130,675	101,435	-136,063	-	-
hereof invested in property, plant and equipment and intangible assets, net	-1,981	1,338	-20,223	-17,403	-6,726
Cash flow from financing activity	187,354	-3,666	11,603	14,996	380,762
Change in cash and cash equivalents	-6,278	-22,669	-270,672	-80,723	365,261
Key ratios					
Current EPS (of DKK 10 nominal value)	-5.3	-26.6	-33.7	-21.0	-11.9
Average number of shares	11,715,833	4,099,980	4,098,644	4,095,813	3,428,213
No. of shares at year end	16,399,920	4,099,980	4,099,980	4,096,230	4,094,980
Net asset value per share (of DKK 10 nominal value)	10.3	8.7	35.3	68.9	89.9
Share price, year end	28	31	41	109	203
Price/net asset value	2.72	3.56	1.16	1.58	2.26
Assets/Equity	1.15	2.39	1.52	1.24	1.12
No. of employees (full-time equivalents), year end	59	65	149	130	91
No. of employees (full-time equivalents), average	60	106	143	120	65

Note:

1) From 2002 cash flow from investing activities include trading in marketable securities in connection with a change in the company's portfolio management.

2) For the 2001-2003 financial years, financial highlights and key ratios indicate consolidated figures for Pharmexa A/S and the former Inoxell A/S. Consequently, it is not possible to compare the figures for 2003 stated in the table above with the financial statements included herein.

The key ratios have been calculated in accordance with "Recommendations and Ratios 2005" issued in December 2004 by the Danish Association of Financial Analysts. For definitions, see the section on accounting policies.

Income statement

Net revenue
Pharmexa's net revenue amounted to DKK 21.3 million in 2004 compared with DKK 20.1 million in 2003, equivalent to a 6% increase. Revenue in 2004 consisted primarily of research funding provided under the collaborative agreement with H. Lundbeck.

Research costs
Research costs were DKK 27.5 million in 2004, a 5% decrease from DKK 29.0 million in 2003 (and a 19% decrease from the 2003 consolidated research costs of DKK 33.8 million). The decline was due to organisational changes implemented in 2003, which resulted in research-staff lay-offs and the transfer of parts of the remaining research staff to the development department. Three new research projects were started up in the second half of 2004, causing an increase in research costs. Following restructuring in the fourth quarter, the R&D organization now consists of three small departments instead of two large ones. In addition, research costs were impacted by DKK 1.0 million of costs related to warrants granted which were expensed in 2004.

Development costs
Pharmexa's development costs amounted to DKK 52.9 million in 2004 compared with DKK 78.1 million in 2003, equivalent to a 32% decrease. While strengthening the focus on development activities in 2003, Pharmexa achieved a net reduction of development costs attributable to the organisational changes implemented in 2003. Development costs mainly include the costs of manufacturing the vaccine for the Phase II HER-2 Protein programme in Poland and Hungary. Also, the Company has recognised the clinical costs of the programme. In addition, development costs were impacted by DKK 1.3 million of costs related to warrants granted which were expensed in 2004.

Administrative expenses
The administrative expenses of Pharmexa were DKK 21.2 million in 2004, an 18% increase from DKK 17.9 million in 2003 (and a 16% increase from the 2003 consolidated administrative expenses of DKK 18.3 million). The administrative expenses were impacted by DKK 1.7 million of costs related to warrants granted which were expensed in 2004. The costs of Investor Relations activities rose due to the greater level of activity, a large increase in the number of shareholders and increased trading in Pharmexa shares. In addition, the Company incurred costs of designing a new website and of improving the existing financial management systems. Finally, a greater part of Pharmexa's overheads, including rent, are attributed to administration due to the 2003 reduction in the employee head count (mainly in R&D).

Other operating items
Other operating items were a net income of DKK 18.4 million in 2004 against a net expense of DKK 1.6 million in 2003 (and DKK 2.4 million for the Group in 2003). The extraordinary income was primarily the result of VækstFonden writing down the principal of a loan taken out by Pharmexa in 1997 from DKK 21 million to DKK 9 million. The write-down of the principal with interest was recognised under other operating income. The remainder of the loan, which concerns the development of a HER-2 vaccine, will continue on unchanged conditions, however, without the right to write down the principal. The solvent liquidation of Inoxell was completed in the third quarter of 2004, in which connection DKK 0.2 million was recognised under other operating income due to greater-than-expected proceeds.

Financials
Financial items were a net expense of DKK 0.2 million in 2004 against a net income of DKK 0.6 million in 2003 in Pharmexa (and DKK 0.7 million for the Group in 2003). Pharmexa recorded interest income and capital gains of DKK 7.4 million, primarily from marketable securities and cash and cash equivalents. The Company's marketable securities and cash and cash equivalents totalled DKK 167.5 million against DKK 49.1 million in 2003 (DKK 50.4 million for the Group). During the year, the Company changed the agreement with HSH Nordbank to the effect that its cash funds are invested in a portfolio of Danish government and mortgage bonds, whereas the funds were previously invested in government bonds only. Financial expenses were DKK 7.6 million in 2004 compared with DKK 5.6 million in 2003. Financial expenses consisted primarily of interest on Pharmexa's DKK 0.9 million loan with the VækstFonden and negative value adjustments of marketable securities totalling DKK 6.0 million, of which DKK 3.7 million was unrealised at December 31, 2004. The large valuation loss was due to financial market instability in relation to new mortgage credit products (interest cap loans) launched in Denmark in the autumn of 2004.

Loss for the year and follow-up on previous guidance
Pharmexa recorded a net loss of DKK 62.0 million in 2004 compared with DKK 109.2 million in 2003, which was slightly better than expected. The loss was DKK 80.3 million before recognition of the write-down by VækstFonden of the principal including interest and before financials, compared with a forecast of DKK 85 million made in the interim report for the first nine months of 2004.

The total research, development and administrative costs amounted to DKK 101,6 million compared with the forecast DKK 105 million.

Balance sheet items
Pharmexa had total assets of DKK 194.4 million at December 31, 2004, and marketable securities and cash and cash equivalents amounted to DKK 167.5 million.

Cash flow statement
Pharmexa recorded an overall cash outflow of DKK 6.3 million in 2004 compared with an outflow of DKK 14.2 million in 2003. Cash flows consisted mainly of the loss from operating activities, net movements from the purchase and sale of mar-

ketable securities and the net proceeds of DKK 191.3 million from the rights issue in May 2004.

Capital resources and liquidity

Like other biotechnology companies, Pharmexa has operated at a loss for a number of years and therefore relies on continued capital contributions until the Company's activities start to yield a profit. Pharmexa reported a DKK 62.0 million loss for the financial year 2004 and had marketable securities and cash and cash equivalents of DKK 167.5 million at December 31, 2004. Assuming no further capital contributions, Pharmexa expects the existing liquid resources to cover operations until at least the end of the third quarter of 2006.

RECENT DEVELOPMENTS

In January 2005, Pharmexa and Epimmune extend their non-exclusive licence agreement of June 1, 2001 regarding the PADRE® epitope to cover additional named and unnamed target antigens.

In January 2005, Pharmexa inlicenses the Antigenics QS-21 adjuvant for application in the HER-2 Protein AutoVac™ vaccine, which is currently being tested in Phase II studies in patients with metastatic breast cancer.

The first patient begins treatment with HER-2 Protein AutoVac™ in Pharmexa's Phase II trials in January 2005. This event triggered the start of GlaxoSmithKline's option period.

In January 2005, Pharmexa appoints Torsten Skov, MD and PhD, as Senior Vice President of Drug Development.

Pharmexa files application to start the second Phase II study in Poland and Hungary, in which the vaccine is formulated with a stronger adjuvant (an adjuvant is an immunostimulatory substance contained in all vaccines).

Pharmexa and BN ImmunoTherapeutics Inc. (a subsidiary of Bavarian Nordic) enter into a non-exclusive licence agreement on the use of the HER-2 DNA AutoVac™ technology. The agreement involves milestone and royalty payments to Pharmexa if the product is successful.

OUTLOOK

The following statements contain forward-looking statements with respect to the plans, projections and future performance of the company, each of which involves significant uncertainties. The company's actual results may differ materially from the information set forth in these statements. Potential risk factors and uncertainties include, but are not limited to, the factors set out under "Risk factors" and elsewhere in this Prospectus.

For 2005, Pharmexa expects that its current level of activity will lead to a net loss of approximately DKK 110 million. This expectation is based on a modest turnover of less than DKK 3 million under current collaborations and may change if Pharmexa enters into new profitable agreements. If the acquisition of GemVax is completed as described, this would result in additional costs to operate the activities of that company, and the acquisition would result in a total loss to Pharmexa in the region of DKK 140 million in 2005.

No events have occurred since the release of the Annual Announcement on 10 March 2005 which would change the Company's outlook.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

BOARD OF DIRECTORS

The Board of Directors comprises the following seven members:

Dr. Karl Olof Borg, chairman, (63) (Swedish) holds a PhD in Pharmaceutical Sciences. He has more than 25 years of experience in the pharmaceutical sector having held positions as Director of Research and Development at Astra, Pharmacia and Ferring. From 1997 to 2000, he was Director of Research and Development at Active Biotech AB, and he is chairman of the board of Eurocine AB as well as member of the boards of 7TM Pharma A/S, Bioinvent International AB, Medicon A/S, T-Cellic A/S Cartela AB and Galenica AB. Board member of Pharmexa since 2001. Reference is made to Pharmexa's address.

Dr. Jørgen Buus Lassen (71) (Danish) Veterinarian from the Royal Veterinary and Agricultural University in Copenhagen. Dr. Lassen is co-founder of NeuroSearch and has been the President and CEO of NeuroSearch A/S since May 1989. He has more than 25 years of experience within neuropharmacology and has authored or co-authored more than 30 publications, including the first paper published on the antidepressant paroxetin (Paxil®, Seroxat®), which has obtained a significant position in the global market through GlaxoSmithKline's marketing. From 1980 to 1988, Dr. Lassen served as Managing Director of Ferrosan A/S's Research and Development division, where Dr. Lassen was responsible for the expansion of all pre-clinical and clinical activities. He has held a number of other positions at Ferrosan A/S and for several years served as Director of Pharmacology. He is chairman of the boards of NsGene A/S and Gudme Raaschou Healthcare Invest A/S and member of the boards of Bavarian Nordic A/S, Neurosearch A/S and NicOx S.A. Board member of Pharmexa since 1997. Reference is made to Pharmexa's address.

Mr. Arne J. Gillin (47) (Danish) received his M.Sc. (Economics) degree from the Copenhagen Business School in 1987 and became a state-authorised public accountant in 1990. Mr. Gillin was formerly Director and Head of Nordic Healthcare in 3i. He is Director of Proxima International ApS. Mr. Gillin serves as a member of the boards of Genesto A/S and Innovision A/S. Board member of Pharmexa since 1997. Reference is made to Pharmexa's address.

Alf A. Lindberg (65) (Swedish), Professor, MD and PhD. Alf A. Lindberg has substantial experience within vaccines, immunotherapy and immunology both from industry and from the university world. He has been Chief Scientific Officer and Head of R&D at Wyeth Lederle Vaccines (USA) and Executive Vice President of R&D at Aventis Pasteur (France). Alf A. Lindberg has authored more than 300 scientific articles etc. within microbiology, immunology and vaccines. From 1985 to 1993, Alf A. Lindberg was a member of the Nobel Committee. Today, he is the Director of Nobel Web AB, the official website of the Nobel Foundation, and a member of the boards of Catella Health Care AB, Medivir AB, GemVax AS, Microscience Ltd, Proteome Sciences plc and Vaxin Inc.

Henrik Buch (42) (Danish) (employee representative), Senior Laboratory Technician. Board member of Pharmexa since 2000. Reference is made to Pharmexa's address.

Steen Klysner (43) (Danish) (employee representative), Ph.D., Vice President, Protein Chemistry R&D. Board member of Pharmexa since 2003. Reference is made to Pharmexa's address.

Finn Stausholm Nielsen (40) (Danish) (employee representative), Ph.D., Research scientist. Board member of Pharmexa since 2003. Reference is made to Pharmexa's address.

EXECUTIVE MANAGEMENT

Jakob Schmidt (38) (Danish), Chief Executive Officer, M.Sc. Mr. Schmidt earned his M.Sc. degree in Business Administration (Finance) from the Copenhagen Business School in 1992. Mr. Schmidt joined Pharmexa as Chief Financial Officer in February 2000 and was appointed new Chief Executive Officer in February 2004. From 1994 to 2000, Mr. Schmidt worked with Carnegie Bank Corporate Finance where he was responsible for Carnegie's Healthcare and Equity Capital Market activities in Denmark. Mr. Schmidt has studied medicine at the University of Aarhus and international economics and finance at Brandeis University, Boston. He is chairman of the board of Gudme Raaschou Vision A/S. Reference is made to Pharmexa's address.

REMUNERATION OF THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

Board of Directors

In the financial year ended December 31, 2004, the remuneration paid to the Board of Directors was DKK 490,000. This year the remuneration of the Board of Directors is expected to total approximately DKK 700,000. None of the Board members have received any additional remuneration or any other kind of compensation.

Pharmexa has not granted any loans, issued any guarantees, nor has it made any other commitments in respect of the Board of Directors or any member thereof. There are no unusual agreements regarding extraordinary bonuses etc. between the Company and members of the Board of Directors.

It is not expected that any members of the Board of Directors will receive remuneration or compensation in addition to the ordinary remuneration paid to the Board of Directors by Pharmexa. No members of the Board of Directors have received or will receive any separate remuneration in connection with the Rights Issue or the acquisition of GemVax.

Executive Management

Pharmexa's previous CEO, Søren Mouritsen, left the Company in February 2004, but received remuneration until February 2005. Søren Mouritsen's remuneration for 2004 was DKK 1.6 million including bonus. His remuneration for January and February 2005 was DKK 267,000.

The then Chief Financial Officer of the Company, Jakob Schmidt, was appointed Chief Executive Officer. Jakob Schmidt's remuneration for the financial year ended December 31, 2004 totalled DKK 2.0 million including bonus, but excluding warrants, and his total remuneration for 2005 including bonus, but excluding warrants, is expected to amount to approximately DKK 2.1 million.

Pharmexa has not granted any loans or issued any guarantees, nor has it made any other commitments in respect of the Executive Management or any member thereof. There are no unusual agreements regarding extraordinary bonuses etc. between the Company and members of the Executive Management.

The Executive Management has not received and will not receive any separate remuneration in connection with the acquisition of GemVax and the Rights Issue.

SHARES AND WARRANTS HELD BY MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF PHARMEXA AND GEMVAX HOLDING AS

At the date of this Prospectus, members of the Board of Directors and the Executive Management hold a total of 30,030 shares in Pharmexa. A breakdown is shown below:

	Shares	Warrants
Karl Olof Borg	4,000	0
Jørgen Buus Lassen	10,000	0
Arne Gillin	524	0
Alf A. Lindberg	0	0
Henrik Buch	800	3,370
Steen Klysner	0	12,650
Finn Stausholm Nielsen	0	5,040
Jakob Schmidt	14,706	112,790

As of the Prospectus date, Alf A. Lindberg owns 25,000 shares in GemVax Holding AS corresponding to 1.71% of the total share capital of GemVax Holding AS.

For further information, see the description of warrants on page 53 of this Prospectus.

OTHER MEMBERS OF THE SENIOR MANAGEMENT GROUP

Iben Dalum (38) (Danish), Senior Vice President, R&D and Chief Scientific Officer, Ph.D. Dr. Dalum obtained her M.Sc. degree in biochemistry from the Institute of Medical Microbiology and Immunology at the University of Copenhagen. She joined Pharmexa from the start in 1990, and based her Ph.D. thesis on the experimental work that established the basic concept of the AutoVac™ technology. After holding a position as project manager at Pharmexa for four years, Dr. Dalum was appointed Director of Immunology in 2000 and a Senior Vice President of Research in 2002. Dr. Dalum has written several publications within the field of immunology, five of these directly concerning the AutoVac™ technology. She is also a named co-inventor of two Pharmexa patents/patent applications covering the AutoVac™ and the CellScreen technologies.

Hans Henrik Chrois Christensen (39) (Danish), Senior Vice President, Legal Affairs and Chief Financial Officer, holds a law degree from the University of Copenhagen (1990) and is a qualified Attorney-at-law (1993) with a right to appear before the High Court. Mr. Christensen has worked as an associate with the Copenhagen-based law firm Dragsted & Helmer Nielsen (1993-1998) practising within the areas of intellectual property rights, commercial and company law before joining Danisco A/S (1998) as in-house counsel where he specialised in international research collaboration, licence agreements, joint ventures and corporate venture capital. Mr. Christensen joined Pharmexa in May 2002.

Dana R. Leach (51) (American), Senior Vice President, Business Development and Chief Operating Officer, DVM PhD. Dana Leach received his degree in Veterinary Medicine from Washington State University in 1989. He completed a PhD in immunology at Colorado State University in 1995 and went on to be a Research Fellow with Dr. James P. Allison at the Cancer Research Laboratory at the University of California, Berkeley. Dr. Leach joined Pharmexa in 1998 as a research project manager before assuming the responsibility for Preclinical Development in 2001. In January 2004, Dr. Dana Leach was appointed Senior Vice President of Business Development and subsequently in February 2004 also appointed Chief Operating Officer. Dr. Leach holds several patents for cancer immunotherapy and has published in top journals in the field.

Torsten Skov (50) (Danish), Senior Vice President, Drug Development, MD and PhD in cancer epidemiology. Torsten Skov worked from 2004 as Medical and Regulatory Director with CellCure, a biotech company focusing on cell-based cancer immunotherapy. During the preceding seven years, he was employed with LEO Pharma, in the end as Senior Scientific Officer and Project Manager at LEO's Division for Portfolio Coordination R&D. From 1999 to 2001, Mr Skov was Head of LEO's oncology section planning and coordinating several Phase I, II and III clinical trials with anticancer drugs. He has been a Senior Research Scientist with the Danish National Institute of Occupational Health and an Epidemiologist with the Danish Cancer Register. Mr. Skov joined Pharmexa in January 2005.

There are no unusual agreements regarding remuneration, extraordinary bonuses etc. between the Company and Executive Management or senior executives.

Incentive schemes

A bonus scheme exists for the Executive Management and other members of the management group, whereby bonuses of up to 20% of the annual pay may be granted depending on certain specific targets. No members of the management group have any extraordinary bonus schemes.

SHAREHOLDER INFORMATION

SHAREHOLDERS IN PHARMEXA

The table below shows the ownership structure in Pharmexa immediately prior to the Rights Issue and recalculated to reflect the Rights Issue. Pharmexa does not currently hold any treasury shares.

Shareholders

Ownership at May 3, 2005	Number of shares	Ownership %	Ownership at Minimum Procceds[1]	Ownership at Maximum Proceeds[1]
	Before Rights Issue		*After Rights Issue[2]*	
GemVax	-	-	5.36%	4.09%
Major shareholders				
ATP	994,520	6.06%	7.61%	5.82%
Fortis[3]	882,353	5.38%	6.75%	5.16%
LD Pensions	837,244	5.11%	6.41%	4.90%
Other shareholders				
Board of Directors[4]	15,324	0.09%	0.12%	0.09%
Executive Management[5]	14,706	0.09%	0.11%	0.09%
Other shareholders, including employees	13,655,733	83.27%	73.64%	79.85%
Total	**16,399,920**	**100.0%**	**100.0%**	**100.0%**

Notes:
1) The Rights Issue is partly underwritten.
2) It is assumed that the existing major shareholders and the Board of Directors and Executive Management exercise their Subscription Rights. After the Rights Issue, Pharmexa will have a total of 24,733,254 shares, if the Minimum Number of New Shares are subscribed, and 32,799,840 shares if the Maximum Number of New Shares are subscribed. To this should be added 1,400,000 Shares which will be issued in connection with the payment of the first tranche for the GemVax acquisition. The total number of Shares if the Minimum Number of New Shares are subscribed will subsequently be 26,133,254 Shares and 34,199,840 Shares if the Maximum Number of New Shares are subscribed.
3) Cf. announcement dated 1 July 2004. Fortis has not filed any announcement under section 29 of the Danish Companies Act concerning its interest in the Company since 1 July 2004.
4) The Chairman of the Board of Directors of Pharmexa, who holds 4,000 shares in Pharmexa, has made a binding advance undertaking to subscribe for 4,000 New Shares by exercising Subscription Rights allocated to him.
5) The CEO of Pharmexa, who holds 14,706 shares in Pharmexa, has made a binding advance undertaking to subscribe for 14,706 New Shares by exercising Subscription Rights allocated to him.

SHAREHOLDERS AGREEMENTS

Management is not aware that any shareholders agreements have been concluded among Pharmexa's Shareholders.

DIVIDEND POLICY

Pharmexa's dividend policy
Pharmexa's Board of Directors currently intends to retain any earnings for use in the Company's business and does not anticipate that any cash dividends will be declared in the foreseeable future.

Current rules regarding dividends
According to the Danish Public Companies Act, the shareholders authorise the distribution of profits at the annual general meeting, based on the latest adopted annual report. The shareholders cannot authorise higher dividends than proposed by the Board of Directors.

As from July 1, 2004, shareholders have been able to authorise the Board of Directors to distribute extraordinary dividends (interim dividends). Such authorisation must be incorporated in the articles of association of the company.

As at the date of this Prospectus, the Board of Directors has no current plans to propose that such authorisation be incorporated in the articles of association of Pharmexa.

Dividends are paid in accordance with the rules of the Danish Securities Centre applicable from time to time. Dividends are paid out through the shareholder's account with his custodian bank.

Pharmexa is obliged to withhold the coupon tax required under Danish law, the general rate of which is currently 28% for individuals, and normally 19.8% is withheld for companies.

DESCRIPTION OF THE SHARE CAPITAL

Set forth below is a summary of information concerning Pharmexa's share capital and a brief description of certain provisions contained in Pharmexa's articles of association dated April 29, 2005 as well as a brief description of certain provisions of the Danish Public Companies Act.

Share capital

Immediately prior to the Rights Issue, Pharmexa's issued share capital totals a nominal value of DKK 163,999,200 divided into 16,399,920 shares of DKK 10 nominal value each. The Existing Shares, any Shares issued on exercise of warrants, and the Shares issued pursuant to this Rights Issue all rank pari passu. The articles of association contain no restrictions on the transferability of the Shares.

Share capital increase

The share capital may be increased, as directed by the Board of Directors with respect to the time and terms, in one of more issues of shares with a nominal value of up to a total of DKK 200,000,000 (20,000,000 shares, each with a nominal value of DKK 10). The new shares shall rank pari passu with the existing share capital. The share capital may be increased for cash or other consideration. If the subscription price equals the market price, the Board of Directors may determine that the issue shall be without any rights of pre-emption for Pharmexa's shareholders. If the capital is increased by conversion of debt or in consideration of the acquisition of an existing business or certain assets, the existing shareholders shall have no rights of pre-emption.

In connection with the Rights Issue part of this authorisation will be exercised. Depending on the number of New Shares subscribed for in the Rights Issue, the Board of Directors will after the Rights Issue be authorised to increase the share capital in one or more issues by between a nominal amount of DKK 36,000,800 (3,600,080 Shares, each with a nominal value of DKK 10) and a nominal value of DKK 116,666,660 (11,666,666 Shares, each with a nominal value of DKK 10).

The Board of Directors is authorised to increase the Company's share capital by shares with a nominal value of up to a total of DKK 14,000,000 (1,400,000 shares, each with a nominal value of DKK 10) by a non-cash contribution at a price equivalent to the market price of the Company's Shares at the time of the Board's decision to issue the shares. The new shares shall rank pari passu with the existing share capital. The increase will be effected as part of the consideration for the acquisition of the shares in GemVax, and the shareholders will not have any pre-emption rights at the increase. The authorisation is valid until 31 December 2005.

Furthermore, the Board of Directors is authorised to issue a convertible debt instrument to fulfil the obligations described above in "GemVax acquisition".

The Board of Directors has exercised the two latter authorisations in connection with the acquisition of GemVax. The decision to do so is subject to completion of the Rights Issue.

Movements in the share capital

Prior to the issue of New Shares in connection with the Rights Issue, the nominal share capital of Pharmexa is DKK 163,999,200 divided into shares of DKK 10 each.

Share capital (DKK '000)	Nominal increase	Nominal share capital, end of period	Number of shares end of period
2000	35,961 [1,2]	40,950	4,094,980
2001	12 [3]	40,962	4,096,230
2002	37 [4]	40,999	4,099,980
2003	0	40,999	4,099,980
2004	123,000 [5]	163,999	16,399,920

Notes:

1) Bonus share issue of 1,995,584 shares with a nominal value of DKK 10 each. The bonus share issue provided the shareholders with five new shares for each existing share.
2) Capital increase of 1,600,000 new shares in the Company at a price of DKK 250 per share with a nominal value of DKK 10 each in connection with the flotation of the Company
3) Capital increase of 1,250 shares at a price of DKK 80 per share with a nominal value of DKK 10 each in connection with the exercise of warrants
4) Capital increase of 3,750 shares at a price of DKK 80 per share in connection with the exercise of warrants.
5) Capital increase of 12,299,940 shares at a price of 17 per share in connection with the completion of a three-for-one rights issue.

Warrant programmes

At April 25, 2005	Subscription price	Outstanding warrants	Subscription on or before	Market value per warrant, DKK[1]	Market value, DKK
Employees[2]					
	19	77,800	June 7, 2006	10.02	779,556
	19	77,800	Dec 7, 2006	10.90	848,020
	19	77,800	June 7, 2007	11.67	907,926
	27	153,810	Dec 7, 2007	8.98	1,381,214
Executive Management	19	22,000	June 7, 2006	10.02	220,440
	19	22,000	Dec 7, 2006	10.90	239,800
	19	22,000	June 7, 2007	11.67	256,740
	27	46,790	Dec 7, 2007	8.98	420,174
Total		**500,000**			**5,053,870**

Notes:
1) The stated market value is based on the Black-Scholes formula for valuation of warrants. The calculations are based on the following assumptions: Volatility of 50%, a risk-free interest rate of 2.5% per annum and a share price of DKK 26.90 per share.
2) Employee representatives on the Board of Directors are included in "Employees"

Warrants
Under a previous authorisation by the general meeting to issue warrants to subscribe for the Company's shares, the Board of Directors has issued warrants to subscribe for up to 500,000 shares, each with a nominal value of DKK 10, to the Company's employees.

The Board of Directors has made a decision on the capital increase to be effected if the 500,000 warrants are exercised. The Company's existing shareholders shall have no rights of pre-emption over shares issued pursuant to warrants. In other respects, the Board of Directors shall determine the specific terms and conditions for any capital increases that may be effected upon the exercise of warrants.

At the annual general meeting held on April 29, 2005, the Board of Directors was authorised to issue warrants in the period until April 1, 2010 to some or all the Company's employees in the absolute discretion of the Board of Directors and on terms laid down by the Board of Directors for subscription in one or more issues of shares for up to a total of DKK 18,000,000 nominal value (1,800,000 shares of DKK 10 nominal value each) for cash payment at a price to be determined by the Board of Directors, however, not below the market price of the Company's shares on the Copenhagen Stock Exchange at the date of grant of the warrants and without any pre-emption rights to the shareholders of the Company.

Warrant programmes
It is the intention of the Board of Directors of Pharmexa that all employees in the Company be granted warrants. The warrants issued by the Company are summarised in the table below.

7H agreements
Pharmexa has entered into an agreement with employees who have received warrants at an exercise price of DKK 19 and DKK 27, stipulating that the employees will be taxed pursuant to the provisions of section 7H of the Danish Tax Assessment Act. Pursuant to section 7H of the Act, the employees will not be taxed until the date of disposal of the shares subscribed for on exercise of the warrants. Pharmexa has not issued any guarantee to the employees that they would be eligible for taxation pursuant to section 7H of the Tax Assessment Act.

Pre-emption rights
Under Danish law, all shareholders of Pharmexa have pre-emption rights in cash increases of Pharmexa's share capital. An increase of the share capital may be adopted by Pharmexa's shareholders at a general meeting or by the Board of Directors pursuant to an authorisation granted by the shareholders at a general meeting. In connection with an increase of Pharmexa's share capital, the shareholders in general meeting may approve deviations from the general pre-emption rights of the shareholders.

Dividend rights
The New Shares will carry the right to full dividends payable in respect of the financial year ending on December 31, 2005. Distribution of potential dividends is carried out in compliance with the rules of the Danish Securities Centre and will be allocated via the shareholder's custodian bank.

Voting rights
Each shareholder of Pharmexa is entitled to one vote per

share held at general meetings. Shareholders who have acquired shares by transfer may not exercise the voting rights in respect of the relevant shares unless such shares have been entered into Pharmexa's register of shareholders, or the shareholder has reported, and submitted proof of, his acquisition to Pharmexa prior to the date when the relevant general meeting is convened.

General meetings

The general meeting of shareholders is the supreme authority in all matters of Pharmexa, subject to the limitations provided by Danish law and Pharmexa's articles of association. The annual general meeting must be held in the municipality where Pharmexa's registered office is located or in Greater Copenhagen not later than four months after the end of each financial year.

General meetings are called by the Board of Directors. Generally, extraordinary general meetings are held at the request of the shareholders in general meeting, the Board of Directors, the auditors of Pharmexa or shareholders holding not less than one-tenth of the nominal value of the total share capital.

Registered shares

All Shares are registered in book-entry form in the computer system of the Danish Securities Centre through a Danish bank or other institution authorised to be registered as custodian of the Shares (the "custodian bank"). The shares must be issued to named holders and may not be transferred to bearer. Danske Bank A/S is the issuing agent. Shares are registered through the shareholders' custodian bank.

Negotiability and transferability of the shares

The Shares of Pharmexa are freely transferable and negotiable under Danish law and no restrictions apply to the transferability of the Shares. Furthermore, the new shareholders shall not be obliged to have their shares redeemed.

Rights attaching to the New Shares

The New Shares rank pari passu with all other Shares of Pharmexa.

Other rights

No Shares of Pharmexa shall carry any special rights.

Limitations on shareholdings

No ownership limitations apply to the Shares.

Treasury shares

Under the Danish Public Companies Act, the shareholders may authorise the Board of Directors to arrange for Pharmexa to acquire treasury shares, although the aggregate amount of such shares may not exceed 10% of the total share capital of Pharmexa. At present, the Board of Directors is not authorised to purchase any of the shares of Pharmexa. Pharmexa does not hold any treasury shares.

DESCRIPTION OF THE RIGHTS ISSUE

Share capital increase
At Pharmexa's annual general meeting held on April 29, 2005, the shareholders gave the Board of Directors an authority, valid until December 31, 2005, to increase the share capital of the Company on one or more occasions with up to nominally DKK 200,000,000 (20,000,000 shares, each with a nominal value of DKK 10). The new shares shall rank *pari passu* with the existing share capital. The share capital may be increased for cash or other consideration. If the subscription price equals the market price, the Board of Directors may determine that the issue shall be without any rights of pre-emption for Pharmexa's shareholders. If the capital is increased by conversion of debt or in consideration of the acquisition of an existing business or certain assets, the existing shareholders shall have no rights of pre-emption.

At its meeting held on May 3, 2005, the Board of Directors passed a resolution to exercise part of this authorisation to increase Pharmexa's share capital by the Minimum Number of New Shares, i.e. a minimum of 8,333,334 New Shares of DKK 10 nominal value, and up to a maximum of 16,399,920 New Shares with a nominal value of DKK 10 each, equivalent to a nominal value of minimum DKK 83,333,340 and a maximum of DKK 163,999,200 at a price of DKK 18 per share with a nominal value of DKK 10. The Company's shareholders shall have pre-emption rights in respect of the New Shares. New Shares which have not been subscribed for by Pharmexa's existing shareholders according to their pre-emption rights upon the exercise of their Subscription Rights or by investors according to acquired Subscription Rights at the expiry of the Subscription Period may without compensation to the holders of Subscription Rights be allocated by the Board of Directors to shareholders and investors who do not hold Subscription Rights if, prior to the expiry of the Subscription Period, they have submitted a binding commitment to subscribe for New Shares at a price of DKK 18 per share with a nominal value of DKK 10.

Following the Rights Issue, Pharmexa's total nominal share capital will be DKK 247,332,540 divided into 24,733,254 shares of DKK 10 nominal value each at the subscription of the Minimum Number of New Shares and up to DKK 327,998,400 nominal value divided into 32,799,840 shares of DKK 10 nominal value each at the subscription of the Maximum Number of New Shares.

Subscription Price
All New Shares are offered at DKK 18 per share with a nominal value of DKK 10, free of brokerage.

Subscription ratio and allocation of Subscription Rights
Pharmexa's Shareholders have pre-emption rights to subscribe for the New Shares at the ratio of 1:1, to the effect that 1 Existing Share with a nominal value of DKK 10 entitles the holder to subscribe for 1 New Share. Pharmexa's Shareholders will be allocated 1 Subscription Right in the Danish Securities Centre for each Existing Share held. Consequently, 1 Subscription Right is required to subscribe for one New Share.

Subscription Rights will be allocated to shareholders who are registered with the Danish Securities Centre as shareholders of Pharmexa on May 17, 2005 at 12 noon (CET)(Danish time).

Trading in Subscription Rights
The Subscription Rights will be traded on the Copenhagen Stock Exchange in the period from May 12, 2005 to May 26, 2005 inclusive. The Managers may acquire Subscription Rights on market terms in the period in which Subscription Rights are traded, and they may exercise such Subscription Rights and subscribe for New Shares.

Shareholders who do not wish to exercise their Subscription Rights may transfer these and the transferee may use the Subscription Rights to subscribe for New Shares.

Any unexercised Subscription Rights will be settled according to the business terms of the individual custodian bank. Upon expiry of the subscription period, the Subscription Rights will lapse.

If the Rights Issue is not completed, the Subscription Rights will become invalid, and will be without any value for the shareholders as well as for any investors having acquired such Subscription Rights.

Exercise of Subscription Rights
Holders of Subscription Rights who wish to subscribe for New Shares will be required to do this during the Subscription Period by instructing their own custodian bank in accordance with the rules of such bank. US residents must use the subscription form for US residents. When a holder of Subscription Rights has exercised his Subscription Rights, such exercise cannot be withdrawn, neither in whole nor in part. Subscription for the New Shares shall take place before the expiry of the Subscription Period and notice of exercise of the Subscription Rights must be received by Danske Bank on or before 4 p.m. (CET)(Danish time) on May 31, 2005. Payment for and delivery of the New Shares are expected to be effected on or before June 8, 2005.

Subscription Period
The Subscription Period for the New Shares commences on May 18, 2005 and closes on May 31, 2005 at 4:00 pm (CET)(Danish time) inclusive.

Subscription of additional Shares
Holders of Subscription Rights wanting to subscribe for more New Shares than they are entitled to subscribe for according to their Subscription Rights may do so by submitting a signed and binding Subscription Form to the relevant holder's custodian bank during the Subscription Period, to be received by the custodian bank before the expiry of the Subscription Period. US residents must use the subscription form for US residents.

The Subscription will be effected at the Subscription Price which is DKK 18.

If a holder of Subscription Rights submits a binding subscription order to subscribe for more New Shares than the holder is entitled to subscribe for according to his Subscription Rights, and the total number of subscription orders from holders of Subscription Rights exceeds the number of New Shares, a reduction of the subscription orders submitted in excess of the number of Subscription Rights will be made. Any reduction of subscription orders will be effected on a prorated basis for each shareholding on the basis of the number of exercised Subscription Rights applied for subscription as well as any unexercised Subscription Rights in the shareholding calculated on the last day of the Subscription Period.

Neither Pharmexa nor the Managers can guarantee that holders of Subscription Rights wanting to subscribe for more New Shares than they are entitled to subscribe for according to their Subscription Rights will be allocated such additional Shares. Only holders of Subscription Rights are guaranteed allocation of New Shares at a ratio of 1:1 and only in the event that the Rights Issue is completed.

Subscription for and allocation of New Shares not subscribed for according to the Subscription Rights

New Shares which have not been subscribed for by Pharmexa's Shareholders according to their pre-emption rights through the exercise of Subscription Rights or by investors according to acquired Subscription Rights at the expiry of the Subscription Period (Remaining Shares) may without compensation to the holders of Subscription Rights be allocated by the Board of Directors to shareholders and investors who do not hold any Subscription Rights if, prior to the expiry of the Subscription Period, they have submitted a binding commitment to subscribe for New Shares at a price of DKK 18 per share with a nominal value of DKK 10. Remaining Shares are subscribed by submitting a signed and binding Subscription Form to the investor's/shareholder's custodian bank during the Subscription Period to be received by the custodian bank before the expiry of the Subscription Period. US residents must use the subscription form for US residents.

Neither Pharmexa nor the Managers can guarantee that investors or shareholders who wish to subscribe for New Shares will be allocated Remaining Shares. Only shareholders and investors who acquire and exercise Subscription Rights are guaranteed allocation of New Shares in Pharmexa and only in the event that the Rights Issue is completed. Hence, there will only be Remaining Shares to allocate if the New Shares have not been subscribed for by the Company's shareholders according to their pre-emption rights through the exercise of Subscription Rights or by investors according to acquired Subscription Rights.

Following the expiry of the Subscription Period, the Board of Directors will at its sole discretion allocate any Remaining Shares on a case by case assessment (discretionary allocation). The Board of Directors will in case of discretionary allocation to new shareholders seek to ensure that the shares will be widely held. It is therefore the intention that, in such allocation, no new shareholder will be allocated more than 15% of the total share capital after the Rights Issue.

If the total number of subscription orders for New Shares exceeds the number of Remaining Shares, a reduction will be made among the subscription orders received. The Company reserves the right, irrespective of the number of subscription orders received, to allocate Remaining Shares to applicants on a discretionary basis in consultation with the Managers. This may result in reduced individual allocation relative to the number of subscription orders submitted. Allocation will take place on June 3, 2005, and investors will be informed of their allocation through each shareholder's custodian bank.

If the Rights Issue is not completed, the Subscription Rights will become invalid and will be without any value for the shareholders as well as for any investors having acquired such Subscription Rights.

Advance undertakings

Pharmexa's Chief Executive Officer and the chairman of the Board of Directors, who jointly own 18,706 shares in Pharmexa, have submitted binding advance undertakings to subscribe for 18,706 New Shares by exercising the Subscription Rights allocated to them.

Payment

Payment for the New Shares shall be made in cash against registration of the New Shares in the investor's account with the Danish Securities Centre. Payment is expected to take place on or before June 8, 2005.

Completion

The New Shares are being offered to the general public in Denmark and to foreign institutional investors. The Rights Issue is partly underwritten. Danske Bank and ING have severally underwritten the subscription of up to 4,166,667 New Shares at the Subscription Price, equivalent to the Managers having severally underwritten subscriptions for gross proceeds of DKK 75 million each, totalling DKK 150 million, provided that the Board of Directors allocates Remaining Shares to Danske Bank and ING. ING expects to place any New Shares it is allocated with institutional investors.

The Rights Issue will be completed on subscription of a minimum of 8,333,334 New Shares ("Minimum Number of New Shares"), totalling minimum gross proceeds of DKK 150 million ("Minimum Proceeds").

If the Rights Issue is completed, Pharmexa will acquire GemVax.

Rights Issue Agreement

The Managers have entered into a rights issue agreement with the Company (the "Rights Issue Agreement") in which the Company has agreed to issue the Subscription Rights, offer the New Shares and, subject to the Minimum Number of New Shares being subscribed for, issue the New Shares. The Company has furthermore issued usual representations and warranties to the Managers.

The Rights Issue is partly underwritten. Danske Bank and ING have severally underwritten the subscription of up to 4,166,667 New Shares at the Subscription Price, equivalent to the Managers having severally underwritten subscriptions for gross proceeds of DKK 75 million each, totalling DKK 150 million, provided that the Board of Directors allocates Remaining Shares to Danske Bank and ING. However, until payment of the proceeds from the New Shares is received by the Company, the Managers are entitled, in certain exceptional and unpredictable circumstances (including force majeure), to be released and discharged from this underwriting commitment.

The Company has agreed with the Managers that, for a period of 180 days after the completion of the Rights Issue, the Company will not issue, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any Shares or securities convertible or exchangeable into or exercisable for Shares of the Company or warrants or other rights to purchase or receive Shares of the Company without the prior written consent of Danske Markets and/or ING (such consent not to be unreasonably withheld). However, the above agreement by the Company does not include shares and warrants covered by any employee or management incentive scheme, nor does it include shares or warrants issued to collaborative partners in connection with the signing of agreements with such parties, provided that such agreements are made on ordinary arms-length collaborative terms. Shares and convertible debt instruments issued in connection with the acquisition of GemVax are also excluded.

Subscription agents

Shareholders' and/or investors' instructions that they wish to exercise their Subscription Rights and subscribe for New Shares shall be given to each shareholder and/or investor's custodian bank. If holders of Subscription Rights wish to subscribe for more New Shares than they are entitled to subscribe for according to their Subscription Rights, the Subscription Form should also be used. When subscribing for any Remaining shares, the Subscription Form should be used. US residents must use the subscription form for US residents.

Prospectus

This Prospectus, including a subscription form, will be sent to registered shareholders residing in Denmark and the USA.

Additional copies of this Prospectus are available at:

Danske Bank
Corporate Actions
Holmens Kanal 2-12
DK-1092 Copenhagen K
Tel.: +45 4339 4969
Fax: +45 4339 4954

A Danish-language version of this Prospectus will be available to Danish shareholders as from May 4, 2005 on Pharmexa's web site: www.pharmexa.com.

Listing on the Copenhagen Stock Exchange

It is expected that the New Shares will be listed on the Copenhagen Stock Exchange on May 12, 2005.

Securities identification codes

Existing Shares	DK001596659-2
New Shares (temporary code)	DK001031120-8
Subscription Rights to subscribe for New Shares	DK001031139-8

Managers

The Rights Issue is arranged by

Danske Markets (a division of Danske Bank A/S)
Holmens Kanal 2-12
DK-1092 Copenhagen K
Denmark

and

ING Bank N.V., London Branch
60 London Wall, London EC2M 5TQ
UK

Expenses

	Expenses at Minimum Proceeds	Expenses at(DKKm) Maximum Proceeds
Fees to the Managers	7.5	13.3
Fees to legal advisers and accountants	2.8	2.8
Advertising	0.1	0.1
Printing and distribution	0.6	0.6
Other expenses	0.4	0.5
Total expenses	11.4	17.3

The subscription commission to the custodian banks amounts to 0.50% of the market value of the shares subscribed for through them. The subscription commission to the Managers amounts to 2.0% of the market value of the shares subscribed for through the Managers.

TAXATION OF SHAREHOLDERS

The following is a general description of Danish tax rules relevant to Danish tax residents purchasing, holding or selling shares in Pharmexa. The description deals only with taxation in Denmark and not with foreign tax rules.

The description does not purport to be a complete or exhaustive description of all tax issues. The description does not address investors subject to special tax rules, such as the Danish Act on Taxation of Pension Schemes, banks, stockbrokers and investors holding shares as part of their profession.

The description is based on current tax laws in Denmark as at April 25, 2005. Potential investors, who are uncertain about the tax consequences of transferring and holding the shares, are advised to consult their own tax advisers. Likewise, existing shareholders are advised to consult their own advisers with respect to the tax consequences of receiving or exercising Subscription Rights.

TAXATION OF INVESTORS SUBJECT TO FULL TAX LIABILITY IN DENMARK

Individuals residing in Denmark or spending at least six months in Denmark as well as companies, etc. which are either registered in Denmark or the management of which is based in Denmark are generally investors subject to full tax liability. Individuals or companies that are also subject to full tax liability in another country may be subject to special rules, which are not described herein.

Taxation of dividends

Dividends paid to individuals are taxed as share income at the rate of 28% up to a total share income of DKK 43,300 (2005). Share income exceeding this amount is subject to tax at the rate of 43%. For spouses, the limit for applying the 28% tax rate is DKK 86,600 (2005) irrespective of which spouse receives the share income. Realised gains on shares held for more than three years are also taxed as share income.

Shares held for less than three years		**Shares held for three years or more**	
Individuals	**Companies**	**Individuals**	**Companies**
Gains are taxed as capital income (at a rate of up to 59%). Losses can be offset against other gains on shares held for less than three years. Losses can be carried forward indefinitely. Gains/losses are calculated using the share-for-share method.	Gains are taxable. Gains are taxed as taxable income at the corporation tax rate, currently 30%. Losses can be offset against corresponding gains. Losses can be carried forward indefinitely. Gains/losses are calculated using the average method.	**Total holding of shares for three years does not exceed DKK 136,600/ DKK 273,100 for spouses (2005):** Gains on listed shares are tax free. Losses can neither be deducted nor offset.	Gains are tax free. Losses can neither be deducted nor offset.
		Total holding of shares exceeds DKK 136,600/ DKK 273,100 for spouses (2005): Gains are taxed as share income (28/43%). Losses can only be offset against corresponding gains on other listed shares held for three years or more. Losses can be carried forward indefinitely. Gains/losses are calculated using the average method.	

Dividends paid are usually subject to withholding tax at the rate of 28%. Where the share income in the relevant year solely comprises dividends and does not exceed DKK 43,300/DKK 86,600 (2005), the withholding tax is final.

Dividends paid to companies are generally subject to withholding tax at the rate of 19.8%. Where a company holds 20% or more of the share capital of Pharmexa A/S for a consecutive period of not less than one year during which period such dividends are distributed, any dividends are tax free and shall not be included in the calculation of the taxable income.

Capital gains taxation

With respect to gains on disposal of shares, the tax rules distinguish between whether the seller is an individual or a company, etc., and whether the shares have been held for more than three years at the time of disposal. The table below illustrates taxation as provided by the rules on listed shares:

Shares held for less than three years

Gains realised by individuals on the sale of shares held for less than three years are taxed as capital income. A Danish average municipality will generally apply a tax rate of between 33%-59%, and the actual taxation will depend on the individual's overall income position. Gains are calculated using the share-for-share method, under which gains are made up as the difference between the sales price and the purchase price of each individual share. Shares acquired first are considered to be sold first.

Shares held for three years or more

For individuals, taxation of gains on the sale of shares held for three years or more depends on the market value of their total holding of listed shares within the past three years. Gains are tax free where the total market value has not exceeded DKK 136,600/DKK 273,100 (2005) for spouses within the past three years. The market value is measured before a sale, after a purchase and at December 31. If the total market value of listed shares at any of the three dates of measurement exceeds the lower limit, all listed shares acquired three years or more prior to the date of measurement will be considered to have been acquired at the market price at the time when the limit is exceeded.

If the limit has been exceeded, gains will be taxed as share income. Share income (gains on shares held for three years or more and dividends) up to a limit of DKK 43,300 (2005) is subject to tax at the rate of 28%. For spouses, the limit for applying the 28% tax rate is DKK 86,600 (2005) irrespective of which spouse receives the share income. Share income in excess of DKK 43,300/86,600 (2005) is subject to tax at the rate of 43%. Gains are calculated using the average method, under which the purchase price of each individual share is made up as a proportionate share of the total purchase price of all shares in the relevant company held by the investor. Shares acquired first are considered to be sold first.

DANISH TAXATION OF INVESTORS NOT SUBJECT TO FULL TAX LIABILITY IN DENMARK

Where the shares are held in connection with the operation of activities subject to limited tax liability in Denmark, dividends and gains are generally included in the taxable income for such activities.

Other shareholders not subject to full tax liability in Denmark are subject to a limited tax liability to Denmark on dividends on shares in Danish companies.

Taxation of dividends

The distribution of dividends from a Danish company to a non-resident individual or company, etc. is generally subject to withholding tax at the rate of 28%. If Denmark has entered into a double taxation treaty with the country in which the shareholder is resident, the shareholder may seek a refund from the Danish tax authorities of the tax withheld in excess of the tax to which Denmark is entitled under the relevant double taxation treaty.

For individuals resident in certain countries, the obligation to withhold tax may be reduced to the tax rate stipulated in the double taxation treaty with the relevant country.

Capital gains taxation

Shareholders resident abroad are generally not subject to tax in Denmark on the sale of shares except where the shares are held in connection with the operation of activities subject to limited tax liability in Denmark.

Under Danish rules, any distributions in connection with a reduction of share capital will generally be taxed as dividends and not as capital gains. Any gains arising on the sale of listed shares to the issuing company will generally be taxed pursuant to the rules on taxation of capital gains.

FINANCIAL STATEMENTS

The financial statements below are an extract of the Company's 2004 Annual Report which was approved by the Board of Directors on March 10, 2005 and approved at the Company's annual general meeting held on April 29, 2005.

AUDIT REPORT BY THE COMPANY'S INDEPENDENT AUDITORS

To the shareholders of Pharmexa A/S

We have audited the annual report of Pharmexa A/S for the financial year ended December 31, 2004, which is prepared in accordance with the International Financial Reporting Standards and additional Danish disclosure requirements for the presentation of financial statements by listed companies.

The annual report is the responsibility of the Company's Board of Directors and Executive Management. Our responsibility is to express an opinion on the annual report, based on our audit.

Basis of opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance, that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies applied and significant estimates made by the Board of Directors and the Executive Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any qualifications.

Opinion

In our opinion, the annual report gives a true and fair view of the company's assets, liabilities and financial position at December 31, 2004 as well as of the results of the company's operations and cash flow for the financial year ended December 31, 2004 in accordance with the International Financial Reporting Standards and any additional Danish disclosure requirements for the presentation of financial statements by listed companies.

Hørsholm, March 10, 2005

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Peter Fredløv
State-Authorised
Public Accountant

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Jens Røder
State-Authorised
Public Accountant

ACCOUNTING POLICIES

Basis of preparation
The annual report of Pharmexa A/S for 2004 has been prepared in accordance with International Financial Reporting Standards (IFRS) as well as additional Danish disclosure requirements to the presentation of financial statements by listed companies. Additional Danish disclosure requirements to the presentation of financial statements are imposed by the Statutory Order on Adoption of IFRS issued under the Danish Financial Statements Act and by the Copenhagen Stock Exchange.

In 2003 and 2004, the International Accounting Standards Board (IASB) issued a number of new accounting standards and also implemented an improvement project, resulting in updates of the existing standards and withdrawal of parts of or entire standards. Most of the new standards and changes as a result of the improvement project apply from January 1, 2005.

Pharmexa has chosen early implementation of the new and updated standards with effect from the 2004 financial year. However, this should not be seen as a general policy that will necessarily be pursued by the company in future as decisions will be made separately on when to implement standards.

The accounting policies have been changed compared with those applied last year as a result of the decision of early implementation of new and updated financial reporting standards issued by the IASB.

Impact of implementation of new and updated standards issued by the IASB
Of the new or updated standards relevant to Pharmexa, the following have had an impact on Pharmexa's 2004 financial statements.

The updated IAS 1 "Presentation of Financial Statements" has resulted in the disclosure of additional information regarding management's judgments, key assumptions and key sources of estimation uncertainty in the description of the company's accounting policies.

IFRS 2, which was published on February 19, 2004, requires companies with a financial year beginning on January 1, 2005 or later to recognise share-based payments in their financial statements, including transactions with employees or other parties to be settled in cash, in other assets or in the company's equity instruments. Pharmexa, however, recognised compensation costs regarding such share based compensation transactions as a cost in the income statement already in 2004.

As warrants granted before November 7, 2002 are not subject to IFRS 2, the implementation does not affect prior years. Warrants granted after November 7, 2002 must be measured at fair value at the date of grant and be expensed in the income statement over the vesting period. As a result of the new accounting policies in this respect, a total of DKK 3,959 thousand was recognised in the income statement for 2004 as expense in respect of warrants granted in May and December 2004. No warrants were issued in 2003. The amount is recognised under research and development costs and administrative expenses, respectively, in the following amounts:

	DKK '000
Research costs	981
Development costs	1.282
Administrative expenses	1.696
Total	3.959

The recognition of warrants as costs in the income statement does not affect equity as the value of the warrants is recognised under retained earnings.

The updated IAS 24 "Related Parties" has had the effect that in future, when relevant, additional disclosures must be made on transactions with related parties and outstanding balances with other entities of a group of companies, although such items are eliminated in the consolidated financial statements. Further, the revised standard includes additional disclosure requirements with respect to key personnel compensation.

The updated IAS 27 does not allow use of the equity method in the parent company's financial statements and requires that investments in subsidiaries must be accounted for either at cost or fair value in accordance with IAS 39. This did not affect the reporting as regards recognition and measurement. However, the presentation of and the names of line items relating to subsidiaries have been changed.

The updated IAS 32 "Financial Instruments: Disclosure and Presentation", means that additional disclosures have to be made on valuation techniques and sensitivity of estimates, comparisons of fair values and carrying amounts for various categories of financial assets and financial liabilities and other financial obligations as well as other material disclosure requirements.

In addition, the updated IAS 8 "Accounting policies, Changes in Accounting Estimates and Errors" and the updated standards IAS 36 "Impairment of Assets", IAS 38 "Intangible Assets", IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 3 "Business Combinations" may impact Pharmexa's financial reporting in the future.

The other new or updated standards are not expected to have any material impact on Pharmexa's financial reporting, even though the disclosure requirements are generally stricter than in prior years.
Overall, the implementation of the new and updated standards has affected the income statement by a cost of DKK 4.0 million, whilst there was no effect on equity, as stated above.

Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historic experience and other factors, including expectations of future events based on existing circumstances.

Critical accounting estimates and assumptions
No estimates or assessments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date during the next financial year.

Critical estimates applying the company's accounting policies
As per IAS 38 "Intangible assets", intangible assets arising from development projects must be recognised in the balance sheet if the criteria for capitalisation are met. That means (1) that the development project is clearly defined and identifiable, (2) that technical exploitation potential has been demonstrated and that sufficient resources can be documented for completing the development work and marketing the final project for use of the product in-house; and (3) that the company's management has indicated its intention to produce and market the product or use it in-house. Finally, it must be documented with sufficient certainty that future revenue from the development project will exceed the costs of production and development and the costs of sale and administration of the product.

Development costs relating to individual projects are recognised as assets only if there is sufficient certainty that future earnings from the individual projects will exceed not only production, sales and administrative costs, but also the actual development costs of the product. Management believes that there is generally great risk involved in the development of pharmaceutical products, and there is consequently not, at present, sufficient certainty of future earnings. The future economic benefits related to product development cannot be determined with sufficient certainty until the development activities have been completed and the necessary approvals have been obtained. As a result, Management has decided to expense the development costs incurred during the year.

General recognition and measurement criteria
The annual report is prepared on the basis of historical cost. Consequently, assets and liabilities are measured as described below.

Revenues are recognised in the income statement when earned. Moreover, all costs are recognised in the income statement.

Assets are recognised in the balance sheet when it is probable that future economic benefits attributable to the asset will flow to the Group, and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when it is probable there will be an outflow of future economic benefits from the Group, and the value of the liability can be measured reliably.

The functional currency of the company is Danish kroner (DKK). In the preparation of the annual report, DKK is therefore used as the currency for measuring and presentation. Currencies other than DKK are regarded as foreign currency.

Consolidation principle
The annual report comprises the parent company, Pharmexa A/S, and undertakings in which the parent company directly or indirectly holds the majority of the votes or in which the parent company through shareholdings or otherwise exer-

cises control over the company's operational and financial affairs.

On consolidation, elimination is made of intercompany income and costs, shareholdings, dividends and intercompany accounts as well as of realised and unrealised intercompany gains and losses on transactions between the consolidated undertakings.

The financial statements used for the purpose of the Group's annual report have been prepared in accordance with the accounting policies of the Group. The company's annual report is prepared on the basis of the financial statements of the parent company and subsidiaries by combining accounting items of a uniform nature.

Newly acquired subsidiaries are included in the consolidated financial statements from the date of acquisition. Subsidiaries, which are sold or otherwise disposed of are included in the consolidated income statement until the date of disposal. Comparative figures are not adjusted for subsidiaries acquired, sold or otherwise disposed of. Profits or losses on disposal are calculated as the difference between the selling price and the carrying amount of the net assets on the date of disposal, with the addition of costs related to the sale or other disposal.

Minority interests
In the consolidated financial statements subsidiaries are recognised 100%. The share of the results and equity of subsidiaries attributable to minority interests is included in the statement of the Group results and Group equity. The share of minority interests in the Group equity is stated as a separate line item under equity.

Investments in subsidiaries
In the parent' company's financial statements, investments in subsidiaries are measured at cost. Where the recoverable amount is lower than cost, investments are written down to this lower value.

Cost is written down to the extent that distributed dividends exceed accumulated earnings after the date of acquisition.

Foreign currency translation
Transactions in foreign currencies during the year are translated at the exchange rates ruling on the transaction date. Gains and losses arising between the exchange rates ruling on the transaction date and the exchange rates ruling on the settlement date are recognised as a financial item in the income statement.

Receivables, payables and other monetary items in foreign currencies that have not been settled at the balance sheet date are translated at the exchange rates ruling on the balance sheet date. Differences between the exchange rates ruling on the balance sheet date and the transaction date are recognised as a financial item in the income statement.

Corporation tax and deferred tax
Tax for the year consists of current tax for the year and deferred tax for the year. Tax relating to the profit or loss for the year is recognised in the income statement, whereas tax directly relating to movements in equity is taken directly to equity. Any share of the tax recognised in the income statement relating to extraordinary results for the year is referred to extraordinary items while the remaining tax is referred to the profit/loss for the year.

Current tax liabilities and current tax receivables are recognised in the balance sheet as a receivable in case of overpayment of tax on account and as a liability in case of underpayment of tax on account.

Deferred tax is measured under the liability method on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, no provision is made for temporary differences relating to non-tax deductible goodwill and other items, apart from company acquisitions, on which temporary differences have arisen at the time of acquisition without affecting the net profit for the year or taxable income. In cases where the tax base may be determined under alternative taxation rules, deferred tax is measured on the basis of the intended use of the asset or the planned settlement of the liability.

Deferred tax assets, including the tax value of tax losses carried forward, are measured at the value at which the asset is expected to be realised, either as an offset against tax on future earnings or as an offset against deferred tax liabilities within the same legal tax entity and jurisdiction.

Incentive plans

Warrants were granted to employees and the Executive Management in 2004 and previously years. Upon the exercise of warrants, new shares will be issued on the exercise date. Warrants granted after November 7, 2002 are measured at fair value on the date of grant and are expensed in the income statement over the vesting period under research and development costs or administrative expenses, respectively. The balancing item thereof is recognised directly in equity. Warrants granted before November 7, 2002 are not recognised. The key terms and conditions for the warrants grated are disclosed in the notes to the annual report.

Segment information

The company is administered as a single business entity, which operates in a single geographical market. Separate business areas cannot be identified in respect of the individual product candidates or geographical markets. Consequently segment information by business areas or geographical markets is not disclosed.

Net revenues

Income from research, development and cooperation contracts is recognised in the income statement if the general criteria for income recognition have been met, including that delivery of the service and transfer of risk have taken place before the end of the financial year, that the amount can be reliably measured and that payment is expected to be received. Net revenues are recognised over the term of the contract in accordance with the conditions of the contract. Net revenues are stated exclusive of VAT, charges and less price reductions by way of discounts.

Research costs

Research costs comprise salaries, costs of patents and premises as well as other costs including IT, depreciation and amortisation relating to the company's research activities. The company expenses all research costs in the year they are incurred.

Development costs

Development costs comprise salaries and costs of premises as well as other costs including IT and depreciation relating to development projects. Development projects are characterised by a single compound undergoing a number of toxicological tests to illustrate physical/chemical properties and effect in humans.

Administrative expenses

Administrative expenses include salaries, costs of premises and office expenses as well as other costs. This includes IT and depreciation relating to administration.

Other operating income/expenses

Other operating income and other operating expenses comprise accounting items of a secondary nature to the company's principal activities. This includes profits and losses on sales of intangible assets and property, plant and equipment.

Net financials

Financial income and expenses comprise interest and realised and unrealised value adjustments of securities and exchange rate adjustments.

Dividends from investments in subsidiaries

Dividends from investments in subsidiaries are recognised in the income statement of the parent company in the financial year in which the dividends are declared. To the extent dividends exceed accumulated earnings after the date of acquisition, the dividends are, however, not recognised in the income statement, but are recognised as a write-down of the cost of the investment.

BALANCE SHEET

Intangible assets

Licences and rights acquired for a consideration are measured at cost net of accumulated amortisation. The basis of amortisation is allocated on a straight-line basis over the expected useful lives of the assets. The period of amortisation is based on the expected financial and technological useful lives of the assets, which is 5 years.

Property, plant and equipment

Property, plant and equipment is measured at cost net of accumulated depreciation and write-downs.

Cost comprises the acquisition price and costs directly related to the acquisition up until the time when the asset is ready for use. For assets of own construction, cost comprises direct and indirect costs of labour, materials, components and sub-suppliers. Borrowing costs are not recognised as a part of cost.

Depreciation, which is stated as cost with reduction of any residual value, is calculated on a straight-line basis over the expected useful lives of the assets, which are:

Plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	2 - 10 years
Leasehold improvements	10 years

Profits and losses on the continuing replacement of property, plant and equipment are recognised in the income statement under "Other operating income" and "Other operating expenses".

Write-down of intangible assets and property, plant and equipment

The carrying amount of intangible assets and property, plant and equipment as well as long-term financial assets is tested on an annual basis to determine whether there are any indications of impairment other than that provided for by normal amortisation or depreciation. In the event of such impairment, the asset is written down to its recoverable amount. The recoverable amount of the asset is determined as the higher of the net selling price and value in use. Where the recoverable amount of an individual asset cannot be determined, the impairment requirement is assessed for the smallest group of assets for which the recoverable amount can be determined. Impairment losses are recognised in the income statement under research and development costs and administrative expenses, respectively.

The impairment requirement in respect of assets for which no value in use can be determined as the asset in itself does not generate future cash flows, is tested for impairment together with the group of assets to which they belong.

Receivables

Receivables are measured in the balance sheet at the lower of amortised cost and net realisable value, which corresponds to the nominal value less provisions for bad debts. Provisions for bad debts are determined on the basis of an individual assessment of each receivable.

Marketable securities

Marketable securities consist of investments in marketable securities with a maturity of more than three months at the time of purchase.

The company's portfolio of securities is classified as 'Financial assets measured at fair value through the income statement'. No active trading is taking place except for the replacement of investments at maturity or to manage the portfolio. Securities are measured at fair value, and any realised and unrealised gains and losses are recognised in the income statement under financials.

Cash and cash equivants

Cash comprises cash, bank balances and bank deposits on demand.

Provisions

Provisions are recognised when the group has an existing legal or constructive obligation as a result of events prior to or on the balance sheet date, and it is probable that the utilisation of economic resources will be required to settle the obligation.

Financial liabilities

Financial liabilities are measured at amortised cost, which in all materiality equals nominal value.

Leases

Leases of property, plant and equipment where the group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments.

The corresponding rental obligations, net of finance charges, are included in non-current liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Property, plant and equipment held under finance leases is depreciated over the useful lives of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Prepayments, accrued and deferred income
Prepayments stated as assets comprise expenses paid relating to subsequent financial years such as licences, rent, insurance premiums, subscription fees and interest.

Accruals and deferred income stated as liabilities comprise payments received relating to income in subsequent years.

Cash flow statement
The cash flow statement shows the company's cash flows for the year broken down by operating, investing and financing activities, the change in cash for the year and the company's cash at the beginning and end of the year.

Cash flows from operating activities
Cash flows from operating activities are stated as net income/(loss) adjusted for non-cash operating items such as depreciation, amortisation and write-downs, provisions and changes in working capital, interest received and paid concerning extraordinary items and corporation taxes paid. Working capital comprises current assets less current liabilities excluding the items included in cash.

Cash flows from investing activities
Cash flows from investing activities comprise cash flows from the purchase and sale of intangible assets, property, plant and equipment and financial assets.

Cash flows from financing activities
Cash flows from financing activities comprise cash flows from the raising and repayment of long-term loans.

Cash
Cash comprises cash, bank balances and bank deposits on demand.

The cash flow statement cannot be derived solely from the financial records disclosed.

Definition of financial ratios

$$\text{Current EPS} = \frac{\text{Profit}}{\text{Average number of shares}}$$

$$\text{Net asset value per share} = \frac{\text{Equity}}{\text{Number of shares at year-end}}$$

$$\text{Share price/net asset value} = \frac{\text{Shareprice x Number of shares}}{\text{Net asset value per share}}$$

$$\text{Assets/equity} = \frac{\text{Total assets}}{\text{Total equity}}$$

INCOME STATEMENT, JANUARY 1 – DECEMBER 31

Note		2004	2003
		DKK'000	DKK'000
2	**Net revenues**	**21,344**	**20,100**
	Research costs	-27,468	-29,010
	Development costs	-52,899	-78,080
	Administrative expenses	-21,229	-17,864
	Operating profit/(loss)	**-80,252**	**-104,854**
	Other operating income	18,468	201
	Other operating expenses	-25	-1,845
	Profit/(loss) before net financials	**-61,809**	**-106,498**
8	Impairment of investments in subsidiaries	0	-3,319
3	Other financial income	7,418	6,173
4	Other financial expenses	-7,617	-5,556
	Profit/(loss) before tax	**-62,008**	**-109,200**
5	Corporation tax	0	0
	Net income/(loss)	**-62,008**	**-109,200**
18	**Earnings per share and diluted earnings per share**	**-5,3**	**-26,6**
	Settlement of loss		
	Settlement of loss:		
	Loss carried forward at 1 January	-5,505	0
	Net income/(loss)	-62,008	-109,200
	Loss carried forward to be offset in the share premium	67,513	103,695
	Retained loss for next year	**0**	**-5,505**

BALANCE SHEET, DECEMBER 31 - ASSETS

Note		2004 DKK'000	2003 DKK'000
6	Licences and rights	2,980	2,472
	Intangible assets	**2,980**	**2,472**
7	Plant and machinery	11,617	16,137
7	Other fixtures and fittings, tools and equipment	2,582	3,419
7	Leasehold improvements	2,222	2,723
7	Prepayments for property, plant and equipment under construction	40	50
17	**Property, plant and equipment**	**16,461**	**22,329**
8	Investments in subsidiaries	0	1,183
	Financial assets	**0**	**1,183**
	Non-current assets	**19,441**	**25,984**
9	Other receivables	6,274	4,686
10	Prepayments and accrued income	1,157	4,146
	Receivables	**7,431**	**8,832**
11	**Marketable securities**	**159,096**	**34,476**
	Cash and cash equivalents	**8,401**	**14,679**
	Current assets	**174,928**	**57,987**
	Assets	**194,369**	**83,971**

BALANCE SHEET, DECEMBER 31 - EQUITY AND LIABILITIES

Note		2004 DKK'000	2003 DKK'000
12	Share capital	163,999	40,999
	Share premium	798	0
	Retained loss	3,959	-5,505
	Equity	**168,756**	**35,494**
13	Deferred tax	0	0
14	Loan from VækstFonden	12,636	30,005
15	Finance lease agreements	0	3,765
	Non-current liabilities	**12,636**	**33,770**
15	Finance lease agreement	3,680	3,870
	Trade payables	2,930	4,264
	Other payables	5,240	5,378
16	Deferred income	1,127	1,195
	Current liabilities	**12,977**	**14,707**
	Liabilities	**25,613**	**48,477**
	Equity and liabilities	**194,369**	**83,971**

17 Contingencies and other financial obligations

Other notes to the financial statements:

1 General information
21 Fees to auditors appointed at the general meeting
22 Staff
23 Warrants
24 Interest and currency risks
25 Information on related parties and transactions with related parties
26 Board of Directors and Executive Management
27 Winding up of Inoxell

STATEMENT OF CHANGES IN EQUITY

	Number of shares	Share capital DKK'000	Share premium DKK'000	Retained loss DKK'000	Total DKK'000
Equity at January 1, 2004	**4,099,980**	**40,999**	**0**	**-5,505**	**35,494**
Capital increase by rights issue	12,299,940	123,000	86,100	-	209,100
Costs in connection with rights issue	-	-	-17,789	-	-17,789
Net income/(loss)	-	-	-	-62,008	-62,008
Expensed value of issued warrants	-	-	-	3,959	3,959
Transfer to cover loss	-	-	-67,513	67,513	0
Equity at December 31, 2004	**16,399,920**	**163,999**	**798**	**3,959**	**168,756**
Equity at January 1, 2003	**4,099,980**	**40,999**	**103,695**	**0**	**144,694**
Net income/(loss)	-	-	-	-109,200	-109,200
Transfer to cover loss	-	-	-103,695	103,695	0
Equity at December 31, 2003	**4,099,980**	**40,999**	**0**	**-5,505**	**35,494**

Movements in the share capital:

	2004 DKK'000	**2003** DKK'000	**2002** DKK'000	**2001** DKK'000	**2000** DKK'000
Share capital at the beginning of period	**40,999**	**40,999**	**40,962**	**40,950**	**4,989**
Capital increase	123,000	-	37	12	35,961
Share capital at the end of period	**163,999**	**40,999**	**40,999**	**40,962**	**40,950**

CASH FLOW STATEMENT, JANUARY 1 – DECEMBER 31

Note		2004 DKK'000	2003 DKK'000
	Net income/(loss)	-62,008	-109,200
19	Adjustments	-6,912	12,340
20	Change in working capital	-139	-16,830
	Cash flows from operating activities before net financials	**-69,059**	**-113,690**
	Interest received, etc.	7,418	6,173
	Interest paid, etc.	-678	-3,193
	Cash flows used in operating activities	**-62,319**	**-110,710**
	Purchase of intangible assets	-1,500	0
	Purchase of property, plant and equipment	-731	-2,352
	Sale of property, plant and equipment	250	1,057
	Purchase of marketable securities	-430,290	-117,003
	Sale of marketable securities	299,615	218,438
	Proceeds on winding up of Inoxell A/S	1,343	-
	Cash flows used in investing activities	**-131,313**	**100,140**
	Net proceeds from rights issue	191,311	-
	Repayments on finance leases	-3,957	-3,666
	Cash flows from financing activities	**187,354**	**-3,666**
	Change in cash and cash equivalents	**-6,278**	**-14,236**
	Cash and cash equivalents at January 1	14,679	28,915
	Cash and cash equivalents at December 31	**8,401**	**14,679**
	Cash and cash equivalents consists of:		
	Cash and demand deposits	6,305	14,151
	Term deposits	2,096	528
		8,401	**14,679**

NOTES TO THE FINANCIAL STATEMENTS

Note

1 General information

Pharmexa is a Danish biotechnology company focused on the development of new immunotherapeutic drugs for the treatment of cancer and inflammatory diseases. We have developed a technology platform based on active immunotherapy, as well as a promising pipeline of drug candidates from early research to clinical trials in patients.

2 Net revenues

Our net revenues only concern revenues in the Danish market.

Note		2004	2003
		DKK'000	DKK'000
3	**Other financial income**		
	Foreign exchange gains	357	916
	Marketable securities	6,799	5,005
	Other financial income	262	252
		7,418	**6,173**
4	**Other financial expenses**		
	Exchange rate adjustments	278	370
	Finance lease agreements	330	531
	Realised and unrealised valuation loss on marketable securities	6,055	2,475
	Other financial expenses	954	2,180
		7,617	**5,556**
5	**Corporation tax**		
	Total tax for the year	**0**	**0**
	Breakdown of tax on the income/(loss) for the year:		
	Computed 30% tax on the income/(loss) for the year before tax	-18,603	-32,760
	Tax effect of:		
	Impairment of subsidiaries	0	996
	Tax loss carry forward expired	8,745	0
	Deductible costs taken to equity	-1,288	0
	Other non-deductible costs	12	50
	Change in deferred tax asset not capitalised	11,134	31,714
		0	**0**

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
6	**Licences and rights**		
	Cost at January 1	4,832	4,832
	Additions for the year	1,500	0
	Cost at December 31	6,332	4,832
	Amortisation at January 1	2,360	1,394
	Amortisation for the year	992	966
	Amortisation at December 31	3,352	2,360
	Carrying amount at December 31	**2,980**	**2,472**
	Amortised over	5 years	5 years
	Amortisation of intangible assets is charged to expense under the following items:		
	Research costs	252	0
	Development costs	740	966
		992	**966**

NOTES TO THE FINANCIAL STATEMENTS

Note

7 Property, plant and equipment	Plant and machinery DKK' 000	Other fixtures and fittings, tools and equipment DKK'000	Leasehold improvements DKK'000	Prepayments for property, plant and equipment under construction DKK'000
2004				
Cost at January 1	34,131	11,191	4,002	50
Additions for the year	385	336	20	40
Disposals for the year	-232	-195	-268	-50
Cost at December 31	34,284	11,332	3,754	40
Depreciation at January 1	17,994	7,772	1,279	-
Depreciation for the year	4,831	1,167	383	-
Reversal of depreciation on disposals for the year	-158	-189	-130	-
Depreciation at December 31	22,667	8,750	1,532	-
Carrying amount at December 31	**11,617**	**2,582**	**2,222**	**40**
of which assets held under finance leases	3,454	1,064		
Depreciated over	5 - 10 years	2 - 10 years	10 years	
2003				
Cost at January 1	29,660	12,076	4,991	5,231
Additions for the year	5,642	91	1,355	-
Disposals for the year	-1,171	-976	-2,344	-5,181
Cost at December 31	34,131	11,191	4,002	50
Depreciation at January 1	14,030	6,836	1,387	-
Depreciation for the year	4,875	1,654	499	-
Reversal of depreciation on disposals for the year	-911	-718	-607	-
Depreciation at December 31	17,994	7,772	1,279	-
Carrying amount at December 31	**16,137**	**3,419**	**2,723**	**50**
of which assets held under finance leases	5,173	1,891		
Depreciated over	5 - 10 years	2 - 10 years	10 years	

Property, plant and equipment	2004 DKK'000	2003 DKK'000
Depreciation of property, plant and equipment is charged to expense as follows:		
Research costs	2,202	1,848
Development costs	3,601	4,537
Administrative expenses	578	643
	6,381	**7,028**

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
8	**Investments in subsidiaries**		
	Cost at January 1	25,000	25,000
	Disposal by liquidation	-25,000	0
	Cost at December 31	0	25,000
	Write-down at January 1	-23,817	-20,498
	Write-down for the year	-	-3,319
	Disposal by liquidation	23,817	-
	Write-down at December 31	0	-23,817
	Carrying amount at December 31	**0**	**1,183**

The company was wound up by solvent liquidation in 2004.

See note 27 for further details.

9	**Other receivables**		
	Of the total receivables, the following amount falls due for payment more than 1 year after the end of the financial year (deposits)	**2,900**	**3,598**

The weighted average interest rate on other receivables (current and non-current) is 0%. No write-downs have been taken on receivables.

10 Prepayments and accrued income

Prepayments and accrued income mainly constitute prepaid costs regarding insurance, subscriptions and service agreements.

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
11	**Marketable securities**		
	Cost January 1	34,505	131,896
	Additions for the year	430,290	117,003
	Disposals for the year	-302,039	-214,394
	Cost December 31	162,756	34,505
	Revaluation at January 1	-29	-51
	Revaluation for the year	-3,631	22
	Revaluation at December 31	-3,660	-29
	Carrying amount at December 31	**159,096**	**34,476**

Investments in securities are made according to the investment policy of the company.

The investment policy was changed in 2004 to the effect that investment may now be made in Danish mortgage and government bonds unlike before when investments were only made in government bonds. At 31 December 2004, the portfolio was composed of Danish mortgage bonds issued in DKK. Securities will be used to finance operations in the years ahead.

Marketable securities involve a risk as changes in the interest rate level will affect the price and hence the value of the portfolio. There was an unrealised loss of DKK 3,660 thousand on these securities for 2004, which will be realised when the securities are sold.

At the beginning of January 2005, bonds with a nominal value of DKK 20,857 thousand will be drawn from the bond portfolio, and the amount will be reinvested according to the above-mentioned investment policy.

Breakdown of the portfolio at December 31 by term to maturity:

	2004 DKK'000	2003 DKK'000
Within 1 year	0	34,476
Between 1 and 5 years	0	0
More than 5 years	159,096	0
	159,096	**34,476**

12 Equity

The share capital consists of 16,399,920 shares with a nominal value of DKK 10 or multiples thereof. No shares carry any special rights.

The shareholders in general meeting have authorised the Board of Directors of Pharmexa to issue a total of 582,960 warrants in the period up to April 2005.

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
13	**Deferred tax**		
	Calculated tax asset	123,868	112,734
	Write-down to assessed value	-123,868	-112,734
	Carrying amount	**0**	**0**

Potential tax assets are stated at 30%, which is the current tax rate.

The tax asset has not been capitalised as, at present, it cannot be expected to be realised in future earnings.

	2004	2003
Breakdown of tax asset:		
Intangible assets	1,006	708
Property, plant and equipment	9,245	8,734
Miscellaneous provisions	243	0
Research and development costs capitalised for tax purposes	56,197	60,741
Tax losses carried forward	57,177	42,551
	123,868	**112,734**

Tax losses carried forward related to 2002 and later years can be carried forward infinitely.

14 Loan from VækstFonden

In 2004, VækstFonden wrote down the loan from DKK 21,000 thousand to DKK 8,563 thousand. The total write-down in 2004 including interest was DKK 18,251 thousand. The remaining part of the loan concerns the project HER-2 and will continue on unchanged conditions, however, without the right to write down the principal. The loan from VækstFonden is secured by the project and related production equipment. The loan carries interest at a rate of 7.3% p.a.

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
15	**Finance lease agreements**		
	Future lease liability – minimum lease payment:		
	Total future lease payments:		
	Within 1 year	3,778	4,183
	Between 1 and 5 years	0	3,865
	Total	**3,778**	**8,048**
	Fair value of liability equal to carrying amount.		
	Future financing charge on leasing	-98	-413
	Present value of finance leases	3,680	7,635
	Present value of liabilities from finance leases:		
	Within 1 year	3,680	3,870
	Between 1 and 5 years	0	3,765
	Total	**3,680**	**7,635**

The effective interest rate of the lease arrangement is 5.3%.

The company's finance lease agreements relate to laboratory equipment, plant and machinery and IT equipment. The lease contract includes an option at the end of the lease period. To the extent that the option is expected to be exercised, the payment for exercising the option is a part of the total lease payments.

16 Deferred income

Deferred income constitutes payments received concerning a research agreement.

Note		2004	2003
17	**Contingencies and other financial obligations**		
	Property lease contracts		
	Total future lease payments.		
	Within 1 year	11,751	11,477
	Between 1 and 5 years	46,560	45,650
	After 5 years	39,208	48,557
		97,519	**105,684**

Security

As security for the loan described in note 14, VækstFonden has a security in the project and related production equipment.

As security for the loan described in note 15, the lessor has security in the leased assets stated under property, plant and equipment.

Government grants

In previous years, under the item "Net revenues" in the income statement, the company has recognised a grant with a conditional charge from the National Agency of Industry and Trade, Denmark (Industri- og Handelsstyrelsen). In accordance with the agreement, the company is liable to repay the grant if income should arise from the research subject to the government grant. The contingent liability amounted to DKK 3,175 thousand at December 31, 2004. Possible repayment will take place as a percentage of future income. On sale of the product, a charge of 2.5% is to be paid. In the event of a total sale of the results of the research, a charge of 25% will be payable.

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
18	**Earnings per share and diluted earnings per share**		
	Earnings per share and diluted earnings per share have been calculated on the basis of the average number of shares.		
	Net income/(loss) (DKK'000)	-62,008	-109,200
	Average number of shares	11,715,833	4,099,980
	Earnings per share and diluted earnings per share	-5,3	-26,6
	There is no difference between the calculation of earnings per share and diluted earnings per share as Pharmexa reported an operating loss.		
19	**Cash flow statement – adjustments**		
	Other financial income	-7,418	-6,173
	Other financial expenses	7,617	5,556
	Share of income/(loss) of Inoxell A/S	-160	3,319
	Value of warrants granted	3,959	0
	Debt write-down, VækstFonden	-18,251	0
	Amortisation, depreciation and write-down of intangible assets and property, plant and equipment	7,373	7,994
	Profit and losses on sale of assets	-32	1,644
		-6,912	**12,340**
20	**Cash flow statement – change in working capital**		
	Change in receivables	1,401	-3,833
	Change in inventories	0	7
	Change in other current liabilities	-1,540	-13,004
		-139	**-16,830**
21	**Fees to auditors appointed at the general meeting**		
	Fee to Ernst & Young		
	Audit	150	150
	Other services	567	595
	Fee to PricewaterhouseCoopers:		
	Audit	100	100
	Other services	802	582

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
22	**Staff**		
	Wages and salaries	36,366	44,606
	Pensions	544	785
	Other social security costs	228	395
	Other staff costs	1,956	1,976
		39,094	**47,762**
	and has been charged to expense as follows:		
	Research costs	12,644	13,272
	Development costs	15,545	26,038
	Administrative expenses	10,905	8,452
		39,094	**47,762**
	Of which remuneration to the Executive Management and the Board of Directors:		
	Executive Management	3,107	2,963
	Board of Directors	490	585
		3,597	**3,548**
	The remuneration to the Executive Management may be specified as follows:		
	Salaries	1,877	2,936
	Bonus	300	0
	Pension	32	27
	Total pay	2,209	2,963
	Values of warrants issued	898	0
	Total remuneration	**3,107**	**2,963**
	Average number of employees	**60**	**94**
	Number of employees at the end of December	**59**	**65**

See also notes 23 and 26.

NOTES TO THE FINANCIAL STATEMENTS

Note

23 Warrants

The exercise of warrants granted in 2003 and before is conditional on employment at the time of exercise. Warrants granted after 2003 are fully vested at the time of grant. Exercise of these warrants depends on whether the holder is employed at the time of exercise or has been terminated by the company. Warrants are not regarded as a part of the salary and cannot be characterised as bonus or performance-related pay.

	Staff[1]	Executive Management	Board of Directors	Others	Total
Movements in warrants issued by the company:					
January 1, 2003	333,550	91,500	41,850	11,460	478,360
Change in status[2]	0	-33,500	-10,300	43,800	0
Granted during the year	0	0	0	0	0
December 31, 2003	**333,550**	**58,000**	**31,550**	**55,260**	**478,360**
January 1, 2004	333,550	58,000	31,550	55,260	478,360
Change in status[2]	-	-22,000	-20,625	42,625	-
Granted during the year	387,210	112,790	0	0	500,000
Total granted at December 31, 2004	**720,760**	**148,790**	**10,925**	**97,885**	**978,360**

[1] Including warrants granted to employee representatives.

[2] Two board members have resigned from the Board of Directors and members of the Executive Management have left the company.

Exercised and cancelled warrants can be specified as:

Granted as of December 31, 2004	720,760	148,790	10,925	97,885	978,360
Exercised in 2000	500	0	0	0	500
Exercised in 2001	0	0	0	1,250	1,250
Cancelled in 2001[3]	7,500	0	0	3,960	11,460
Exercised in 2002	0	0	2,500	1,250	3,750
Expired in 2002	2,000	0	5,625	24,375	32,000
Expired in 2003	164,000	29,000	0	26,500	219,500
Expired in 2004	120,350	7,000	2,500	40,250	170,100
Total outstanding warrants as of December 31, 2004	**426,410**	**112,790**	**300**	**300**	**539,800**

[3] Cancelled warrants consist of warrants delivered back from employees transferred to Inoxell as of July 1, 2001, and warrants purchased from Others in February 2001.

At the date of grant, the fair value of the grant amounts to:

May 27, 2004	1,520,990	430,100	0	0	1,951,090
December 7, 2004	1,539,638	468,368	0	0	2,008,006
	3,060,628	**898,468**	**0**	**0**	**3,959,096**

The values are fully recognised in the income statement for 2004 as all warrants issued are fully vested at the date of grant.

NOTES TO THE FINANCIAL STATEMENTS

Note

23 Warrants (continued)

	Exercise price	Outstanding warrants	Exercise date	Market value per warrant	Market value in 2004	Market value in 2003
				DKK [4]	DKK [4]	DKK [4]
Outstanding warrants granted by the company as of December 31, 2004:						
Staff	250	39,200	9 April 2005	0	0	0
	19	77,800	7 June 2006	11.91	926,598	-
	19	77,800	7 Dec. 2006	12.80	995,840	-
	19	77,800	7 June 2007	13.59	1,057,302	-
	27	153,810	7 Dec. 2007	10.89	1,674,991	-
		426,410			4,654,731	0
Executive Management	19	22,000	7 June 2006	11.91	262,020	-
	19	22,000	7 Dec. 2006	12.80	281,600	-
	19	22,000	7 June 2007	13.59	298,980	-
	27	46,790	7 Dec. 2007	10.89	509,543	-
		112,790			1,352,143	-
Board of Directors	250	300	9 April 2005	0	0	0
		300			0	0
Others	250	300	9 April 2005	0	0	0
		300			0	0
Total		**539,800**			**6,006,874**	**0**

[4)] The stated market value is calculated at December 31, 2004 based on the Black-Scholes formula for valuation of warrants. The calculation is based on the assumption of no dividend distribution, a volatility rate of 50%, risk free interest rate of 4.5% per annum, expected duration determined on the basis of the exercise date and finally the price of Pharmexa's shares on December 31, 2004, which was DKK 28.

NOTES TO THE FINANCIAL STATEMENTS

Note

24 Interest and currency risks

Interest risk:

The following contractual conditions apply to the company's financial assets and liabilities:

	December 31, 2004	Cash flow	Terms
Cash and cash equivalents	6,305	Ordinary demand deposits	Realised effective interest rate, average 1.9%.
Cash, term deposit	2,096	Ordinary demand deposits	Realised effective interest rate, average 5.4%.
Marketable securities	159,096	Investments in marketable securities are made according to the company's investment policy. The investment policy was changed during 2004, to the effect that investments may now be made in Danish mortgage and government bonds.	Effective interest rate, average 0.8%. The adjusted duration of the portfolio at December 31, 2004 is 0.51. The current effective interest rate for the portfolio at December 31, 2004, is 4.33%.
Non-current borrowings:			
VækstFonden	12,636	Repayment commences if the projects begin to realise an income	Interest rate of 7.3% p.a.

Currency risk:
The company does not employ hedging transactions. The company's foreign currency accounts at December 31, 2004 were as follows:

Currency	Payment/expiry		Receivables	Payables
		DKK'000	DKK'000	
USD	0-12 months		122	154
	More than 12 months			
GBP	0-12 months		-	344
	More than 12 months			
EUR	0-12 months		3	95
	More than 12 months			
SEK	0-12 months		-	10
	More than 12 months			
Other	0-12 months		-	3
	More than 12 months			
			125	**606**

NOTES TO THE FINANCIAL STATEMENTS

Note

25 Information on related parties and transactions with related parties

Pharmexa has no related parties with a controlling influence.

Pharmexa has identified related parties with significant influence to comprise the subsidiary wound up in 2004, the Board of Directors, the Executive Management and managers of the company as well as the relatives of these persons. Related parties moreover comprise companies in which the above-mentioned persons have a material interest.

Other than as set out above, no transactions have been effected with the Board of Directors, the Executive Management, managers, significant shareholders, or other related parties, other than usual remuneration, including warrants, as disclosed in notes 22 and 23.

26 Board of Directors and Executive Management

The Board of Directors and the Executive Management of the company have the following shareholdings and warrants in Pharmexa A/S and *hold the following directorships and managerial responsibilities in other companies apart from wholly-owned subsidiaries:*

	Shares held	Warrants	Directorships and managerial responsibilities in other companies
Board of Directors			
Karl Olof Borg, *chairman* Board member since 2001	4,000	100	Eurocine AB, (CM), 7TM Pharma A/S, (BM), Bioinvent, International AB, (BM), Cartela AB, (BM), T-Cellic A/S, (BM), Medicon A/S, (BM), Galenica AB, (BM).
Jørgen Buus Lassen Board member since 1997	10,000	100	NeuroSearch A/S, (M+BM), NS Gene A/S, (CM), Gudme Raaschou Health Care Invest A/S, (CM), Bavarian Nordic A/S, (BM), NicOx S.A., (BM).
Arne J. Gillin Board member since 1997	524	100	Proxima International ApS, (M), Genesto A/S, (BM), Innovision A/S, (BM).
Steen Klysner* Board member since 2003		12,650	
Finn Stausholm Nielsen* Board member since 2003		5,040	
Henrik Buch* Board member since 2000	800	3,370	
Executive Management			
Jakob Schmidt, Chief Executive Officer	14,706	112,790	Gudme Raaschou Vision A/S, (CM).

(CM) = Chairman
(BM) = Board member
(M) = Management
*) Employee representative

NOTES TO THE FINANCIAL STATEMENTS

Note

27 Winding up of Inoxell A/S

Pharmexa resolved in 2003 along with the investors, Dansk Erhvervsinvestering and LD Pensions, to cease the activities of the subsidiary Inoxell A/S. All activities were wound up in 2004, and the company was dissolved by solvent liquidation. The proceeds were DKK 1,343 thousand which was DKK 160 thousand more than expected, and the amount is included in other operating income.

ARTICLES OF ASSOCIATION

I. NAME, REGISTERED OFFICE AND OBJECTS

Article 1

1.1 The Name of the company is Pharmexa A/S.

1.2 The company also carries on business under the secondary names of M&E A/S (Pharmexa A/S), Mouritsen & Elsner A/S (Pharmexa A/S) and M&E Biotech A/S (Pharmexa A/S).

1.3 The company's registered office shall be situated in the municipality of Birkerød.

Article 2

2.1 The objects for which the company is established are to carry on research and development activities.

II. THE COMPANY'S SHARE CAPITAL AND SHARES

Article 3

3.1 The company's share capital is DKK 163,999,200 divided into shares of DKK 10 each or multiples thereof.

Article 4

4.1 For the period ending on December 31, 2005 the board of directors shall be authorised to increase the share capital of the company on one or more occasions with up to nominally DKK 200,000,000 (20,000,000 shares of DKK 10) negotiable registered shares, which shall rank equally with the existing share capital. The capital increase may be paid in by cash payment as well as otherwise. If the subscription price is equal to the market price the board of directors may decide that the subscription shall be without pre-emption rights for the shareholders. If the capital increase is being carried out by conversion of debt or as remuneration of acquiring of already existing activities the shareholders shall have no pre-emptive rights. Additional terms and conditions of the share subscription are determined by the board of directors.

4.2 For the period ending December 31, 2005 the board of directors is authorised to increase the company's share capital by 1,400,000 shares of DKK 10 (nominally DKK 14,000,000) at a price equal to the market price of the company's shares at the time of the board of directors' decision to issue the shares and without pre-emption right for the shareholders as part of the remuneration for the non-cash contribution of the share capital of GemVax AS. The new shares shall be negotiable registered shares and shall rank equally with the existing share capital. Additional terms and conditions of the share subscription are determined by the board of directors.

4.3 For the period ending December 31, 2005 the board of directors is authorised to issue a convertible debt instrument to GemVax Holding AS with a nominal value of DKK 33,000,000 without pre-emption rights for the shareholders of the company as part of the remuneration for the non-cash contribution of the share capital of GemVax AS. The share capital may at the discretion of the board of directors for the period ending October 30, 2006 in one or more tranches be increased by up to nominally DKK 16,500,000 (1,650,000 shares of DKK 10) by conversion of the convertible debt instrument. The convertible debt instrument shall give GemVax Holding AS the right to subscribe for shares at a price equal to the market price of the company's shares at the time of the decision of the board of directors to issue the convertible debt instrument. The shareholders of the company shall have no pre-emption rights to the shares issued in connection with the conversion. GemVax Holding AS shall have the right to convert the convertible debt instrument into shares, if GemVax AS has reached certain milestones as agreed between the company and GemVax Holding AS not later than September 30, 2006. Have the agreed milestones not been reached on or before September 30, 2006, the right to convert into shares shall lapse. Conversion shall take place on or before October 16, 2006. The new shares shall be negotiable registered shares and shall rank equally with the existing share capital. Additional terms of the share subscription are determined by the board of directors.

4.4 (Cancelled).

4.5 (Cancelled).

4.6 The new shares issued pursuant to Articles 4.1, 4.2 and 4.3 shall be negotiable instruments, be issued in the name of their holders and rank for dividends and other rights in the company from the time determined by the Board of Directors in its resolution to increase the share capital. In future capital increases the new shares shall enjoy the same rights of pre-emption as the existing shares.

4.7 For the period ending on April 1, 2010, the board of directors shall be authorised to issue warrants to some of or all of the company's employees at the board of directors' discretion and subject to the board of director's terms and conditions for subscription in one or more issues for a total of nominally DKK 18,000,000 shares (1,800,000 shares of DKK 10) by cash payment at a price to be fixed by the board of directors, which price shall not be below the market price of the company's shares on the Copenhagen Stock Exchange at the time of the issue of the warrants and without pre-emption right for the company's shareholders.

In the event that new shares are being subscribed pursuant to the warrants, they shall carry the same rights as the existing shares according to the articles of association, including that the new shares shall be negotiable instruments, shall be issued in the name of the holder and carry the right to dividend and other rights in the company as from the date specified in the board of directors' decision to increase the share capital. In future capital increases the new shares shall carry the same pre-emption right as the existing shares.

During the period until April 1, 2010, for the implementation of the capital increase pertaining to the exercise of the warrants, the board of directors shall be authorised to increase the company's share capital on one or more occasions by up to a total of nominally DKK 18,000,000 by cash payment at a price to be fixed by the board of directors, which price shall not be below the market price of the company's shares on the Copenhagen Stock Exchange at the time of the issue of the warrants and without any pre-emption right for the company's existing shareholders. The terms and conditions of the subscription for shares shall be determined by the board of directors.

4.8 The Board of Directors has issued warrants to the company's employees for subscription of up to a total of nominally DKK 2,994,000 shares by cash payment of DKK 19 per share of DKK 10. The existing shareholders shall not have pre-emption right to the warrants. The new shares may be subscribed for during 3 periods whereby one third of the warrants may be exercised during the period from 1 June 2006 to 7 June 2006, one third may be exercised during the period from 1 December 2006 to 7 December 2006 and the remaining one third may be exercised during the period from 1 June 2007 to 7 June 2007. The Board of Directors has furthermore issued warrants to the company's employees for subscription of up to a total of nominally DKK 2,006,000 shares by cash payment of DKK 27 per share of DKK 10. The existing shareholders shall not have pre-emption right to the warrants. The new shares may be subscribed for during the period from 1 December 2007 to 7 December 2007. Warrants that have not been exercised during one of the subscription periods lapse without any compensation. The warrant holders shall not transfer or pledge the warrants to any third party, nor shall the warrants be taken in execution. The warrants shall be exercised without any pre-emption right for the company's other shareholders. In the event of new shares being subscribed for pursuant to the warrants, they shall carry the same rights as the existing shares, including that the new shares shall be registered in the name of the holder and shall not be transferable to bearer, shall be registered in the company's register of shareholders and shall be negotiable instruments. No restrictions shall apply to the transferability of the new shares and there shall be no obligation to redeem. The new shares shall carry the right to receive dividend as from the subscription date. In connection with future capital increases the new shares shall have the same pre-emption rights as the existing shares.

Any increase, including by a rights issue or an issue directed towards a certain group of investors, or reduction of the share capital, issue of share options, issue of convertible bonds or debentures taking place at a date prior to the exercise, shall not change the subscription price notwithstanding that the event in question takes place on market conditions or not. Neither shall any capital increase in the company taking place without pre-emption right for the existing shareholders, including by issue of shares to employees at a favourable price, by exercise of warrants or by conversion of debt pursuant to convertible debentures at a favourable price, affect the subscription price. The above-mentioned does not exclude the warrant holder's right to early exercise of the allotted warrants, if the conditions thereof have been complied with.

If the company prior to the exercise of the allotted warrants, cf. above, decides to change the nominal share denomination, reduce the share capital at a higher price than the market price at the time of the capital reduction or issue bonus shares, the number of shares that may be subscribed for pursuant to the warrants shall be adjusted so that subscription for new shares on the basis of the warrants shall amount to the same share of the company's total share capital after the exercise of the warrants as before the change of the nominal share denomination, issue of bonus shares or capital reduction.

If any buyer of shares in the company is obliged to submit a tender to the other shareholders pursuant to the Danish Securities Trading Act, or if an industrial buyer or a group of industrial buyers jointly acquire 50% or more of the company's share capital by a capital increase, or if the company sells 50% or more of its activities, or if a resolution is adopted regarding winding up or demerger or merger, notwithstanding the date of the exercise, the allotted warrants may be exercised early. Upon an early exercise the warrant holder shall be placed in a position as if he had exercised his warrant immediately prior to the event in question. If the warrant holder does not use the opportunity for early exercise, the warrants lapse without any compensation.

For the implementation of the capital increase pertaining the exercise of the warrants, the Board of Directors has decided to increase the company's share capital in one or more occasions by up to nominally DKK 5,000,000 shares by cash payment of the subscription price and without pre-emption for the company's existing shareholders. The terms and conditions of the subscription for shares shall be determined by the Board of Directors.

Article 5

5.1 The shares shall be registered in the name of the holder and shall not be transferable to bearer.

5.2 The shares shall be entered in the name of their holder in the company's Register of Shareholders. The Register of Shareholders shall be kept by Aktiebog Danmark A/S, Kongevejen 118, 2840 Holte, which has been designated as the company's registrar.

5.3 No restrictions shall apply to the transferability of the shares. The shares shall be negotiable instruments.

5.4 No share shall carry any special rights and no shareholder shall be obliged to have his shares redeemed.

Article 6

6.1 The shares shall be issued through the Danish Securities Centre (Værdipapircentralen). The distribution of dividends etc. shall be subject to the rules of the Danish Securities Centre.

III. GENERAL MEETINGS

Article 7

7.1 The company's general meetings shall be held at the company's registered office or in Greater Copenhagen. The Board of Directors shall convene general meetings by giving not less than 14 days' and not more than four weeks' notice by advertisements inserted in at least one national newspaper. The notice shall be from the first publication. Moreover, a written notice shall be sent to any shareholder registered in the company's Register of Shareholders upon request.

7.2 The agenda shall be included in the notice and if any resolution requires the adoption by a qualified majority, it shall be specified in the notice together with the essential content of such resolution. If any resolution requires the adoption by a special majority as set out in section 79 of the Danish Companies Act (aktieselskabsloven), the complete wording of such resolution shall be included in the notice.

Article 8

8.1 The ordinary general meeting shall be held every year before the end of April.

8.2 Extraordinary general meetings shall be held whenever resolved by the general meeting, the Board of Directors or one of the company's auditors, or upon a written request to the Board of Directors from shareholders who holds not less than one-tenth of the company's share capital. Upon the receipt of such a request the Board of Directors shall within 14 days convene an extraordinary general meeting at the shortest possible notice.

8.3 Not later than eight days before a general meeting, the agenda and the complete wording of any proposals to be considered at a general meeting shall be made available at the company's office for inspection by the shareholders. In case of an ordinary general meeting the audited annual report shall likewise be available. The said material shall at the same time be sent to any registered shareholder upon request.

8.4 Any proposals from the shareholders to be considered at the ordinary general meeting must be submitted to the Board of Directors not later than four weeks prior to the ordinary general meeting.

Article 9

9.1 If it is not possible at a general meeting to finalise the discussion of business submitted for transaction, then another general meeting shall be held within eight days. The time and place of the new general meeting shall, not later than the day preceding the general meeting, be advertised in the Danish Official Gazette and a national newspaper, which advertisement shall contain information about the business to be transacted at the meeting.

Article 10

10.1 The Board of Directors shall appoint a chairman to preside over the general meeting. The chairman shall determine all matters pertaining to the transaction of business and voting, including whether the voting shall be in writing.

10.2 Minutes of the proceedings of the general meeting shall be entered into a minute book, which shall be signed by the chairman of the meetings.

10.3 Each share of a nominal value of DKK 10 shall carry one vote.

10.4 All shareholders shall be entitled to attend a general meeting after having submitted a request for an admission card not less than five days prior to the date of the meeting. Admission cards shall be issued to shareholders registered in the company's Register of Shareholders, or against presentation of a custody account statement from the Danish Securities Centre or the account-holding bank to substantiate the shareholding, dated within the last eight days.

10.5 Only shareholders having obtained admission cards in due time shall be entitled to vote. The voting rights attached to shares acquired by transfer shall moreover be subject to the shareholder having been entered in the Register of Shareholders not later than at the time when the general meeting is convened, or the shareholder having registered and documented his acquisition at the above time at the latest.

10.6 Shareholders may appear in person or by proxy, and shall be entitled to bring an advisor. Voting rights may be exercised under the instrument of proxy subject to the proxy, against delivery of the instrument of proxy, having obtained an admission card to appear on behalf of the shareholder issuing the instrument. The holder of the proxy shall present a dated instrument of proxy. Instruments of proxy may not be issued for a period exceeding one year and may be issued for one general meeting only.

Article 11

11.1 The agenda of the ordinary general meeting shall include:

1) The board of director's report on the company's activities during the past year.
2) Presentation of the annual report for adoption and the discharge of the board of directors and the management.
3) The board of directors' resolution on the distribution of the profit or covering of the loss.
4) Any proposals from the board of directors or the shareholders pursuant to article 8.4.

5) Appointment of members to the board of directors.
6) Appointment of one or two state-authorised public accountants.

Article 12

12.1 Unless otherwise provided by the Danish Companies Act, all business transacted at general meetings shall be resolved upon by a simple majority of votes.

12.2 Unless the Danish Companies Act otherwise provides, the adoption of any resolution to alter the company's Articles of Association or wind up the company shall be subject to the affirmative votes of not less than two thirds of the votes cast as well as of the voting share capital represented at the general meeting.

IV. BOARD OF DIRECTORS AND MANAGEMENT

Article 13

13.1 In addition to members elected by the company's employees pursuant to the applicable rules, the Board of Directors shall be made up of three to seven members elected by the general meeting. Board members elected by the general meeting shall hold office for a term of one year. Board members shall be eligible for re-election. No member shall be entitled to be on the Board of Directors after the first annual general meeting in the calendar year in which the member attains the age of 70, as far as Jørgen Buus Lassen is concerned in the calendar year in which he attains the age of 73.

13.2 The Board of Directors shall elect among its members a chairman and a vice-chairman. In the event of an equality of votes drawing lots may elect them.

13.3 The Board of Directors shall draw up its own rules of procedure governing the performance of its duties.

13.4 The Board of Directors shall form a quorum when more than half of its members are present.

13.5 The business of the Board of Directors shall be resolved upon by a simple majority of votes. The chairman of the Board of Directors and, in his absence, the vice-chairman, shall hold the casting vote in the event of an equality of votes.

13.6 The Board of Directors shall receive an annual remuneration the size of which shall be stated in the annual report.

Article 14

14.1 The chairman of the Board of Directors or, in his absence, the vice-chairman shall ensure that the Board of Directors meets whenever required. A member of the Board of Directors or a manager may demand that a meeting of the Board of Directors be convened.

14.2 Minutes of the proceedings of the Board of Directors shall be entered into a minute book, which shall be signed by all attending members of the Board or Directors.

14.3 The auditors' records shall be laid before every meeting of the Board of Directors and all entries be signed by all members of the Board of Directors.

14.4 The Board of Directors shall appoint a management made up of two to four members who shall be responsible for the day-to-day management of the company. The Board of Directors may grant powers of procuration and determine rules as to who shall be authorised to sign for the company in relation to banks etc.

V. POWERS TO BIND THE COMPANY

Article 15

15.1 The company is bound by the joint signatures of the chairman or the vice-chairman of the Board of Directors and either another member of the Board of Directors or a manager.

VI. ACCOUNTS AND AUDIT

Article 16

16.1 The company's financial year shall be the calendar year.

16.2 The company's annual report shall be audited by one or two state-authorised public accountants appointed by the general meeting.

16.3 The annual report shall be signed by the management and the Board of Directors and shall contain the auditors' report.

Article 17

17.1 The annual report shall be presented in a clear and easily understandable manner pursuant to the provisions of the Danish Financial Statements Act and shall give a true and fair view of the company's financial position, its assets and liabilities and the year's result.

ADDITIONAL INFORMATION

Name and registered office
Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Tel. +45 45 16 25 25
Fax +45 45 16 25 00

The Company's registered office is situated in the municipality of Birkerød.

The Company was incorporated on October 1, 1990.

Pharmexa is registered with the Danish Commerce and Companies Agency under company reg. (CVR) no. 14 53 83 72.

Financial calendar
Pharmexa's financial calendar for 2005 is as follows:

March 10, 2005
Announcement of financial results

April 29, 2005
Annual general meeting

May 24, 2005
Interim report Q1 2005

August 24, 2005
Interim report H1 2005

November 22, 2005
Interim report Q3 2005

Financial year and financial reporting
The Company's financial year is the calendar year.

The Company publishes quarterly reports.

Objects
The objects of the Company as per article 2 of the Articles of Association are to carry on research and development activities.

Documents
Pharmexa's Articles of Association, annual reports for the years ended December 31, 2002, 2003 and 2004, the documents referred to in section 29(2) of the Danish Public Companies Act and the valuation report in accordance with section 6a, cf. section 33, of the Danish Public Companies Act are available for inspection at the Company's offices. The above documents will be provided upon request.

Principal bankers
The Company's principal bankers are Jyske Bank A/S, Danske Bank and HSH Nordbank.

Litigation
On February 4, 2005, the Company instituted legal proceedings against the lessor, SCION DTU A/S, Agern Allé 3, DK-2970 Hørsholm with a view to establishing the basis of calculation for the market rent of the leased premises, which is of importance to the value of the Company's right of assignment and the future rent level. From mid-2006, the Company may demand that the rent be regulated to reflect the market rent pursuant to the provisions of section 13 of the Danish Act on Business Leases. We believe that over a period of four years this could result in a substantially lower rent for the Company in the future, see section 13(4) of the Danish Act on Business Leases.

Apart from the above, Pharmexa is not involved in any litigation or arbitration proceedings, and to the best of Management's knowledge, no such litigation or arbitration proceedings are pending or are being threatened against the Company.

Transactions with related parties
To the best of Management's knowledge, the Company is not a party to any agreements concluded with related parties which were not concluded on market terms. To the best of the Management's knowledge, the Company has not effected any transactions with related parties in the past year.

Transactions with financial advisers
No transactions that are material or unusual have been conducted between Pharmexa and the financial advisers or their group companies except for usual banking transactions which are attributable to the fact that Danske Bank is the principal banker of Pharmexa.

Transactions between existing shareholders and the financial advisers
No transactions that are material or unusual have been conducted between the existing shareholders and the financial advisers.

GLOSSARY

Companies mentioned in this Prospectus

Abbott	Abbott Laboratories (USA)
Amgen	Amgen Inc. (USA)
Antigenics	Antigenics Inc. (USA)
Aphton	Aphton Corporation (USA)
Aventis	Aventis S.A. (F)
Bavarian Nordic	Bavarian Nordic A/S (DK)
BN ImmunoTherapeutics	BN ImmunoTherapeutics Inc. (a wholly-owned subsidiary of Bavarian Nordic A/S) (DK)
Biomira	Biomira Inc. (CDN)
Cytos	Cytos Biotechnology AG (CH)
Eisais	Eisai Inc. (Japan)
Elan	Elan Corporation, PLC (IRL)
Eli Lilly	Eli Lilly and Company (USA)
Epimmune	Epimmune Inc. (USA)
Ferring	Ferring Pharmaceuticals A/S (DK)
Genentech	Genentech Inc. (USA)
GlaxoSmithKline	GlaxoSmithKline PLC (GB)
Johnson & Johnson	Johnson & Johnson Corp. (USA)
H. Lundbeck	H. Lundbeck A/S (DK)
Merck KGaA	Merck KGaA (D)
NeuroSearch	NeuroSearch A/S (DK)
Norsk Hydro	Former name of Hydro ASA
Novartis	Novartis AG (CH)
Pfizer	Pfizer Inc. (USA)
Progenics	Progenics Pharmaceuticals, Inc. (USA)
Roche	F. Hoffmann-La Roche Ltd. (CH)
Schering-Plough	Schering-Plough Corp. (USA)
Schering-Plough Animal Health	Division of Schering-Plough Corp. (USA)
Scios	Scios Inc. (USA)
Vectron	Vectron Therapeutics AG
Warner Lambert	Warner Lambert (USA)
Wyeth	Wyeth Corp. (USA)

GLOSSARY OF TECHNICAL AND SCIENTIFIC TERMS

Adjuvant Immunostimulatory substance, which is mixed with an antigen with the purpose of enhancing the immunogenicity of the antigen. Together the antigen and the adjuvant constitute the protein-based vaccine.

Divisional application A subsequent patent application only including part of the patent claims of a previous patent application.

Antigen Molecule that has the ability to induce an immune response.

Antigen presenting cell APC. Different types (including e.g. macrophages) which have an ability to process antigens and present antigenic fragments on tissue type molecules.

Antibody Molecule that can bind specifically to a certain antigen. Antibodies are produced by B-lymphocytes. The binding of an antibody to an antigen can lead to clearance of the antigen or activation of other immunological effector mechanisms directed towards the antigen.

Antibody titres Concentration of antibody

Biologics (here) Compounds originating from or corresponding to a biological material (e.g. a plant or animal). Is often used for the treatment or prevention of disease.

B-lymphocyte Cell type of the immune system that produces antibodies. A B-lymphocyte can also act as an antigen-presenting cell.

Cachexia Pathological condition including pathological weight loss. Cachexia is seen in e.g. cancer diseases.

Cancer Research Campaign A UK charity collecting funds for cancer research.

Carrier (here) Part of a vaccine that has been added to the antigen with the aim of inducing a T-helper response.

CMO Contract Manufacturing Organisation

CNS Central Nervous System

CRO Contract Research Organisation

CTL Cytotoxic T-lymphocyte. Cell type of the immune system that can kill virus infected cells or tumour cells.

Cytokine Protein that functions as a signal molecule in the communication between cells of the immune system

Cytotoxic T-lymphocyte CTL. Cell type of the immune system that can kill virus infected cells or tumour cells.

Decoy receptor An inactive receptor that competes for ligand binding with a functional receptor. If many ligands bind to the decoy receptor, it will decrease the activity of the functional receptor. This "diversion" principle is used in a number of biological drugs, including Enbrel®.

Dendritic cell Cell type of the immune system that is one of the most efficient antigen presenting cells.

DNA Deoxyribonucleic acid. The molecule containing the genetic information. Consists of a sequence of nucleic acids, which determine the amino acid sequence of the gene product (protein).

DNA vaccination Vaccination where DNA encoding the protein antigen (targeted by the immune response) is injected.

Ekspression Process where a protein is produced based on the gene encoding the protein.

Epitope The part of an antigen that is recognised by the immune system. A B-cell epitope is the region of the antigen which binds to an antibody and a T-cell epitope is a peptide from the antigen that binds to a T-cell receptor (via presentation on a tissue type molecule).

EPO	The European Patent Office, where registration of European patents take place
Phase I	A clinical study that aims at evaluating the safety of a product under trial and investigate how the product is telerated and metabolised in the human body. The studies are conducted in a small number of healthy individuals.
Phase II	A clinical study that aims at evaluating the effect of a product under trial in a limited number of patients suffering from a disease. The studies are normally conducted as double-blind studies, which means that neither the patient nor the physician know whether the patient is treated with the product under trial, placebo, or the existing therapy.
Phase I/II	In relation to the Company this means a clinical study that aims at evaluating the safety of a product under trial and investigate how the product is tolerated and metabolised in the patients suffering from the target disease. The trial is performed in patients because the nature of the product under trial does not allow safety studies to be efficiently performed in healthy individuals. Furthermore, some early information about efficacy might be obtained.
Phase III	A clinical study that aims at evaluating the safety and effect of a product under trial in a large number of patients suffering from the target disease. The new therapy is usually compared to already existing therapy for the target disease. The studies are conducted as double-blind studies which means that neither the patient nor the physician know whether the patient is treated with the product under trial, placebo, or the existing therapy.
FDA	The Food & Drug Administration, USA
Gene	DNA sequence that encodes a protein.
Hapten	Part of a conjugate vaccine which the antibody response should target.
HER-2	Protein that is overexpressed in many cancer cells, e.g. breast cancer.
IL5	Interleukin-5. Cytokine that can be overexpressed in chronic asthma conditions.
Immune tolerance	Immune tolerance is the lack of an immune response to an antigen.
Immunogenicity	The ability of an antigen to induce an immune response.
Immunotherapy	Therapies that utilise the immune system or its components to combat disease conditions
IMS	Recognised market research institution
In vitro	Term used to designate an experiment performed within a test tube or an artificial environment.
In vivo	Term used to designate an experiment performed within a living body.
Inflammation	Response to tissue injury or infection.
Intramuscular injection	Administration of a substance in a muscle.
Conjugate vaccine	Vaccine consisting of a hapten-part and a carrier-part which are coupled together via a chemical reaction.
Drug target	Molecule that can be affected with a drug to obtain a therapeutic effect.
Macrophage	Cell type that has the ability to take up substances from it surroundings by phagocytosis. Macrophages can act as antigen presenting cells.
Metastasis	New tumour that is derived from spreading of the original cancer.
Molecular biology	Methodology including DNA based techniques, e.g. genetic engineering.
Monoclonal antibody	Isolated antibody that can react with one B-cell epitop of the antigen. Injection of a monoclonal antibody can be used therapeutically because of its ability to bind specifically to a known antigen.
MSI	Micro Satellite Instability

Multimeric proteins Two or more of the same proteins joined via a peptide bond. Certain AutoVac™ molecules are multimeric.

National Cancer Research Institute A organisaton of private and public institutions which finance cancer research in the United Kingdom.

Neutralising Antibody Antibody(response), whereby the binding of the antibody to its antigen prevents (neutralises) the biological function of the antigen

Pathogenic (here) Related to or causing disease.

Peptide Molecule consisting of a sequence of several amino acids. Can be a part of a larger protein.

Pivotal studies Decisive/material studies before a drug can be registered and marketed.

Placebo Agent used in clinical trials to obtain baseline values against which the efficacy of the product under trial is compared.

Plasmid Circular DNA molecule existing outside the chromosomes of the cell. Frequently used in molecular biology work and for DNA vaccination.

Prophylactic vaccination Vaccination to protect against a disease (usually an infection).

Progressive Advancing

Proof of concept When the efficacy of a drug in the relevant patient population is statistically proven.

Protein Molecule that consists of amino acids. The number and sequence of amino acids is determined by the DNA (gene) encoding the protein. Proteins have multiple different functions in every biological material

Pre-clinical development Investigations including in vitro and in vivo screening, pharmacokinetics, toxicology and chemical upscaling necessary prior to the administration of the therapeutic agent to humans.

RAS A family of genes (and the proteins they encode) mutating to cancer-associated genes (oncogenes), which are especially related to certain types of cancer (colon, lung and pancreatic cancer).

Receptor Molecule that exerts its biological effect (often a signalling function) as a result of its interaction with another molecule (ligand).

Recombinant molecule DNA or protein molecule that is constructed or modified e.g. by genetic engineering.

Self-protein Protein synthesised by the individual itself.

Subcutaneous injection Administration of a substance under the skin.

T-cell Umbrella term for a group of lymphocytes (white blood cells) e.g. T-helper cells that play a key role in the regulation of the immune response.

Therapeutic vaccination Vaccination of a person already suffering from a disease in order to obtain a therapeutic effect.

Telomerase Telomerases are enzymes involved in the formation of telomeres (ends of chromosomes) in most eukaryote cells. They are a special type of reverse transcriptases rebuilding a double-stranded piece of DNA from a single-stranded piece of RNA

TNFα Tumor Necrosis Factor alpha. Cytokine with multiple functions including a key regulatory function in certain inflammatory conditions.

Transfection Introduction of a gene into a cell by physical or chemical means.

Vector DNA molecule (e.g. a plasmid or a virus) used for delivery (or expression) of genes.

Rheumatoid arthritis Chronic arthritis.

ADVISORS

Managers
Danske Markets (a division of Danske Bank A/S)
Holmens Kanal 2 - 12
DK-1092 Copenhagen K

ING Bank N.V., London Branch
60 London Wall, London EC2M 5TQ
UK

Legal advisor to the Company
As to Danish law

Kromann Reumert
Sundkrogsgade 5
DK-2100 Copenhagen Ø

Legal advisor to the Managers
As to Danish law

Gorrissen Federspiel Kierkegaard
H.C. Andersens Boulevard 12
DK-1553 Copenhagen V

Auditors to the Company
Ernst & Young A/S
Tagensvej 86
DK-2200 Copenhagen N

PricewaterhouseCoopers
Strandvejen 44
DK-2900 Hellerup

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Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Denmark

Tel.: +45 4516 2525
Fax: +45 4516 2500
www.pharmexa.com

Design and graphical production: Bøje & Mobeck

EXHIBIT 2

PHARMEXA A/S

Only one subscription form per shareholding

Subscription of shares in Pharmexa A/S – subscription form for U.S. residents

This subscription form is for the sole use of the following US residents:
1. Holders of Subscription Rights wishing to exercise these and subscribe for New Shares.
2. Holders of Subscription Rights wishing to subscribe for more New Shares than their Subscription Rights entitle them to.

To be submitted to the shareholder's own custodian bank for endorsement and processing.

Securities code, New Shares	DK001031120-8	Subscription price:	DKK 18 per Share
		Managers:	Danske Bank ING
Subscription period:	May 18 – May 31, 2005	First day of listing, New Shares:	May 12, 2005
Date of payment:	June 8, 2005		

This subscription form must be received by the shareholder's custodian bank on or before the last day of the Subscription Period, that is May 31, 2005, at 4.00 pm. (CET).

If a holder of Subscription Rights submits a binding subscription order to subscribe for more New Shares than the holder is entitled to subscribe for according to his Subscription Rights, and the total number of subscription orders from holders of Subscription Rights exceeds the number of New Shares, a reduction of the subscription orders submitted in excess of the number of Subscription Rights will be made. Any reduction of subscription orders will be effected on a prorated basis for each shareholding on the basis of the number of exercised Subscription Rights applied for subscription as well as any unexercised Subscription Rights in the shareholding calculated on the last day of the Subscription Period.

If the subscription orders from holders of Subscription Rights do not exceed the number of New Shares, any such Remaining Shares may, without compensation to the holders of Subscription Rights, be allocated by the Board of Directors to shareholders and investors who do not hold any Subscription Rights at the Subscription Price.

Important notice to U.S. residents

The Rights Issue is made to persons resident in the United States only to the extent such persons held Existing Shares, whether directly or through a nominee, as of the record date of the Rights Issue.

I/we hereby confirm that I/we held Existing Shares as of the record date.

I/we hereby confirm that I/we hold Subscription Rights which are either used to subscribe for New Shares in the Rights Issue, or which remain unexercised in my/our account.

I/we hereby submit a binding order to subscribe for __________ New Shares of DKK 10 nominal value in Pharmexa A/S.

Statement by the shareholder

This subscription form is submitted on the terms and conditions set out in this Prospectus dated May 3, 2005.

The submission of a subscription order is binding.

I/we undertake to pay the countervalue of the shares allocated at the Subscription Price. Payment will be effected on June 8, 2005 pursuant to the contract note submitted to me/us against registration of the allocated shares with the Danish Securities Centre. If the number of subscription orders exceeds the number of shares offered, the shares will be allocated as set out in this Prospectus.

Information and signature

Name:	VP account:
Address:	Account used for settlement:
Post code and city:	Custodian bank:
Date:	I/we wish to be listed in the Company's register of shareholders, please tick:
Telephone:	

The new shares will be registered in the relevant shareholder's/investor's VP account with the Danish Securities Centre.

Registration no.:	CD-identification:
Stamp and signature:	

JOINT LEAD MANAGERS

Danske Markets

ING WHOLESALE BANKING

EXHIBIT 3

Pharmexa
Pharmaccines for life

To the Copenhagen Stock Exchange
and the Press

Release no. 15/2005

Pharmexa A/S publishes prospectus for rights issue

Summary: *Notice of prospectus including resolution to make a rights issue at a price of DKK 18 per share with underwritten minimum proceeds of DKK 150 million and maximum proceeds of DKK 295 million. The prospectus will be published on May 4, 2005.*

The offer

The Board of Directors of Pharmexa A/S ("Pharmexa" or the "Company") has today decided to exercise the authority given in Article 4.1 of the Articles of Association to increase the share capital of the Company. The Board of Directors has decided to increase the share capital by up to 16,399,920 new shares ("New Shares") at a price of 18 per share of DKK 10 nominal value ("the Subscription Price") corresponding to New Shares with a total nominal value of DKK 163,999,200 (the "Rights Issue").

Immediately before the Rights Issue, the Company's share capital consists of 16,399,920 shares corresponding to DKK 163,999,200 nominal value.

Pharmexa's existing shareholders have pre-emption rights to subscribe for the New Shares at the ratio of 1:1, to the effect that shareholders will be entitled to subscribe for 1 New Share of DKK 10 nominal value for each existing share with a nominal value of DKK 10 held.

Subscription period
New Shares may be subscribed for during the period from May 18 to May 31, 2005, at 4.00 pm. (CET), inclusive. Payment for and delivery of the New Shares are expected to be effected on or before June 8, 2005.

Trading in subscription rights
Subscription Rights for New Shares may be traded during the period from May 12 to May 26, 2005, 5.00 pm. (CET), inclusive.

Allocation of subscription rights
Subscription Rights will be allocated to shareholders who are registered with the Danish Securities Centre as shareholders of Pharmexa on May 17, 2005, at noon (CET).

Remaining shares

New Shares that have not been subscribed for, either by Pharmexa's shareholders according to their pre-emption rights through the exercise of Subscription Rights, or by investors according to acquired Subscription Rights at the expiry of the subscription period ("Remaining Shares") may, without compensation to the holders of Subscription Rights, be allocated by the Board of Directors to shareholders and investors who do not hold any Subscription Rights if, prior to the expiry of the Subscription Period, they have submitted a binding commitment to subscribe for shares.

Neither Pharmexa nor the financial advisors can guarantee that investors or shareholders who wish to subscribe for New Shares will be allocated Remaining Shares.

GemVax
Moreover, The Board of Directors of Pharmexa today decided to exercise the authority in Articles 4.2 and 4.3 of the Articles of Association. Accordingly, the Board of Directors has resolved to issue 1,400,000 shares at a price of DKK 24 per share of DKK 10 nominal value corresponding to the market price of the Company's shares and a convertible debt instrument with a nominal value of DKK 33 million which may be converted into shares in the Company at a price of DKK 24 per share of DKK 10 nominal value corresponding to the market price of the Company's shares. The 1,400,000 shares and the convertible debt instrument will be issued to GemVax Holding AS as remuneration for the non-cash contribution of the share capital of GemVax AS. The decision by the Board of Directors to exercise the authority in Articles 4.2 and 4.3 is subject to the completion of the Rights Issue.

Reasons for the capital increase
On April 12, 2005, Pharmexa entered into an agreement to purchase all of the shares of the Norwegian biotech company GemVax AS ("GemVax"), which is wholly owned by GemVax Holding AS. The agreement is subject to completion of the Rights Issue.

The purpose of the Rights Issue is to provide financing for the further development of GemVax's clinical project portfolio and to provide sufficient working capital for the Company for the next 36 months to meet its increased development activities.

The proceeds from the Rights Issue will be between the underwritten minimum proceeds of DKK 150 million ("Minimum Proceeds") and the maximum proceeds of DKK 295 million ("Maximum Proceeds"). At the Minimum Proceeds, Pharmexa will be able to finance GemVax's clinical projects up to and including 2006. Proceeds exceeding that amount will extend Pharmexa's financial horizon beyond 2006, and the Maximum Proceeds will provide the Company with a financial time frame of at least three years for the combined company. The longer time frame will also provide the Company with more flexibility and may enable it to pursue potential merger, acquisition or in-licensing opportunities.

As the Minimum Proceeds have been underwritten by Danske Bank A/S and ING Bank N.V. both the Rights Issue and Pharmexas acquisition of GemVax are expected to be completed.

Recent developments and prospects for 2005
For 2005, Pharmexa expects that its current level of activity will lead to a net loss of approximately DKK 110 million. This expectation is based on modest revenues of less than DKK 3 million under current collaborations and may change if Pharmexa enters into new revenue generating collaborations.

If the acquisition of GemVax is completed as described, this would result in additional costs to operate the activities of that company, and the acquisition would result in a total loss to Pharmexa in the region of DKK 140 million in 2005.

Recent development
At its recent twice-yearly Status Review meeting, where all Pharmexas projects are discussed and planed, it was decided to change the time plans for the initiation of clinical trials in the RANKL project, so that these studies are expected to start in 2007 and not as previously planned, in 2006. The project is showing good progress.

Pharmexa
Pharmaccines for life

On April 21, 2005, Pharmexa announced that Professor Steinar Aamdal and Paal Brunsvig, MD, of the Norwegian Radium Hospital, Oslo, will present new clinical data from a phase I/II study of GemVax's peptide vaccine GV1001 in Non-Small Cell Lung Cancer (NSCLC) at this years' ASCO conference, which will take place on May 13 to May 17, 2005, and that Professor Håkan Mellstedt of Karolinska Hospital, Stockholm, also at ASCO, will present new *in vitro* data supporting the use of telomerase as a target in chronic lymphatic leukemia.

Finally, on April 28, 2005, GlaxoSmithKline (GSK) announced their decision not to exercise a previously granted right to negotiate a licensing agreement on Pharmexa's HER-2 Protein AutoVac™ vaccine.

Financial advisers
Danske Markets (a division of Danske Bank A/S) and the corporate finance division of ING Bank N.V., London Branch, are acting as Joint Lead Managers in connection with the Rights Issue of Pharmexa.

Underwriting
The Rights Issue is partly underwritten. Danske Bank A/S and ING Bank N.V. have severally underwritten the subscription of up to 4,166,667 New Shares at the Subscription Price, equivalent to the Managers having severally underwritten subscriptions for gross proceeds of DKK 75 million each, totalling DKK 150 million, provided that the Board of Directors of Pharmexa allocates Remaining Shares to Danske Bank A/S and ING Bank N.V.

Distribution of the prospectus
The prospectus prepared in connection with the Rights Issue of Pharmexa will be forwarded to registered shareholders who are residents in Denmark and the US.

The prospectus will be available for inspection at the offices of Pharmexa, Kogle Allé 6, DK-2970 Hørsholm. The prospectus is furthermore available on the web site – except to persons covered by legislation which prohibit this – at www.pharmexa.com, and will be available from Danske Bank A/S, Corporate Actions on request: e-mail, 3886dk@danskebank.dk or telephone +45 4339 4969

Hørsholm, May 3, 2005

Karl Olof Borg	Jakob Schmidt
Chairman	CEO

Further information
Jakob Schmidt, CEO, tel. +45 4516 2525
Anders K. Bønding, Executive director, Danske Markets, tel. +45 3344 0000
Neil Mackison, Director, ING, tel. +44 20 7767 1000

Note to editors: *Pharmexa A/S (CSE: PHARMX) is a leading company in the field of active immunotherapy for the treatment of serious chronic diseases. Pharmexa's proprietary AutoVac™ technology platform is broadly applicable, but the company has focused its resources on a number of cancer forms and chronic inflammatory diseases, with research and development programs targeted towards breast cancer, rheumatoid arthritis and bone degeneration. Collaborative agreements include Schering-Plough, H. Lundbeck and Bavarian Nordic.*